Draft No. 2 confidentially submitted to the Securities and Exchange Commission on September 13, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TypTap Insurance Group, Inc.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	85-2578837 (I.R.S. Employer Identification No.)

5300 West Cypress Street, Suite 100

Tampa, Florida 33607

844-289-7968

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paresh Patel, President and Chief Executive Officer

Kevin Mitchell, Executive Vice President

TypTap Insurance Group, Inc.

5300 West Cypress Street, Suite 100

Tampa, Florida 33607

844-289-7968

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Curt P. Creely Russell E. Ryba Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300	Byron B. Rooney Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the registrant.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                , 2021

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is an initial public offering of                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                and $    per share. We intend to apply to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “    ”.

Immediately after this offering, HCI Group, Inc., or HCI, will own 75,000,000 shares of our common stock, which will represent approximately    % of our total outstanding shares of common stock and voting power. As long as HCI continues to control shares representing a majority of our voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election of directors. As a result, we believe we are eligible for, but do not intend to take advantage of, the “controlled company” exemptions to the corporate governance rules for NYSE-listed companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, Before Expenses, to TypTap Insurance Group, Inc.	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have options for a period of 30 days from the date of this prospectus to purchase up to a maximum of        additional shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Delivery of the shares of common stock will be made on or about                , 2021.

J.P. Morgan	JMP Securities	Truist Securities

The date of this prospectus is                , 2021.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, we and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, such information. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

PROSPECTUS SUMMARY

The following summary highlights selected information about our company and this offering that is included elsewhere in this prospectus in greater detail. It does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, including the information presented under the heading “Risk Factors” and in our consolidated and combined financial statements and notes thereto.

In this prospectus, unless we indicate otherwise or the context requires, “TypTap,” “the company,” “our company,” “we,” “our,” “ours” and “us” refer to TypTap Insurance Group, Inc. and its consolidated subsidiaries, including TypTap Insurance Company, TypTap Management Company, Exzeo USA, Inc. and Cypress Tech Development Company (including its subsidiary, Exzeo Software Private Limited). Also when used in this prospectus, “TypTap Insurance Group” refers to TypTap Insurance Group, Inc. on a stand-alone basis, and “TypTap Insurance Company” refers to TypTap Insurance Company on a stand-alone basis, unless otherwise indicated or the context requires otherwise.

Overview

TypTap is a rapidly growing technology-driven insurance company that leverages extensive data and AI-enabled analytics to better select and price homeowners insurance risk. We have a successful track record of profitable underwriting, with loss ratios better than the overall homeowners industry average, and offer our insurance agents a frictionless full-stack digital technology platform that provides policyholders with a better purchase and claims experience. We achieve this through a comprehensive suite of technology solutions to manage the end-to-end insurance process, from risk selection and underwriting to accelerated quoting to claims management.

The $110 billion U.S. homeowners insurance market is a large market with attractive industry dynamics and a strong growth outlook. We believe it is also a good candidate for technology-driven innovation. For decades, the insurance industry has underinvested in technology and is thus dependent on inefficient legacy systems. This has led to mispriced risk and high loss ratios, low policyholder satisfaction scores, and a frustrating agent experience. While many companies have attempted to take a more tech-forward approach to insurance in recent years, they typically lack sustainable unit economics and fail to address the biggest inefficiencies in the industry – high claims costs, which contributes to 73% of total costs for an insurance carrier.

While many insurance companies have accepted current loss ratios as a relatively fixed component of the insurance company cost structure, we have developed technology that allows us to improve on this. Our strategy is simple – use our data-driven underwriting technology to identify and price the best risks that we determine have the lowest probability of a claim and achieve a desired level of underwriting profitability, leading to a sustainable loss ratio advantage over competitors. With the help of a better and more efficient experience for agents and policyholders, we achieve high retention and strong agent alignment, that enable us to rapidly scale up.

While the first wave of Insurtech companies focused primarily on customer experience and lowering distribution costs as opposed to improving underwriting, we are focused on the entire value chain – using technology to lower claims costs, creating a compelling agent value proposition to scale the business and a customer experience that creates high retention. We see our business model as the future of Insurtech, driving a positive flywheel and profitable underwriting results as it scales. Our data-driven underwriting platform gives us the ability to source and analyze up to 1,000 different home characteristics, allowing us to price and bind at the individual home level with lower claims probability – in less than 5 minutes. When losses do occur, our claims management software proactively helps us manage our claims adjustment costs. Our digitally enhanced user interfaces were also designed to keep our agents and policyholders happy, aligning incentives and driving increased efficiencies throughout the process.

TypTap’s business was incubated in 2016 as a subsidiary of HCI Group, Inc., or HCI (NYSE: HCI), a publicly-listed insurance holding company. We chose to develop and test our underwriting technology in Florida, a complex yet attractive homeowners insurance market with a total addressable homeowners insurance market of $11 billion. Since then, we have continued to refine our technology and improve our underwriting platform. After developing a market leading underwriting track record in Florida, we have begun to execute on a national growth strategy and are writing policies in seven states as of August 2021.

Our in-force premiums exceeded $100 million at the end of 2020, and by June of 2021, in-force premiums exceeded $201 million, which includes $61 million of premiums assumed via a quota share reinsurance agreement with United Property & Casualty Insurance Company (“United”) in June 2021, as part of our transaction to ultimately transfer United’s northeast region business to TypTap and its affiliates. We have also achieved a lower claims experience relative to the industry, leading to gross loss ratios below 50% in 2018-2020 compared to the U.S. homeowners industry average of 75% over those same years.

TypTap’s competitive advantage is derived from our internally developed technology suite that provides advanced analytics, comprehensive end-to-end insurance lifecycle management, and an agent-facing user interface that prioritizes policyholder ease-of-use and empowers independent insurance agents:

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We use differentiated data and proprietary analytics to create better results: Underwriting home insurance is complex, with many individual factors contributing to underwriting risk, including roof type, roof shape, home elevation, square footage, presence of a pool, geography, and building material, to name just a few. We spent four years developing, testing, and refining our AI-enabled data warehousing solution before writing our first residential flood insurance policy in 2016. We continued to improve the data engine and risk selection algorithm before launching our homeowners insurance offering in 2017, giving us the confidence that we had a solution that worked by the time we launched. Our data-driven and analytical approach provides us with a differentiated understanding of how to underwrite and price for unique risk characteristics on an individual home basis. This results in loss ratios that have been better than industry average by over 25 percentage points. As we collect more data, we will continue to refine our underwriting model and algorithms through an iterative analytic process.

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We empower independent insurance agents to create a better insurance purchasing experience: Independent agents are a valuable component of our business model. We expect them to continue to control insurance distribution over the direct-to-consumer channel in the foreseeable future. We have designed our technology to empower agents to spend more time acquiring new customers and less time on the inefficiencies that cause friction in the insurance selling and management process. Our easy-to-use digital agent portal, instant quote technology, efficient binding and ongoing document management, competitive prices, consistent renewal decisions, user friendly claims management software, and competitive commissions all add value for our agents. Our platform drives increased agent adoption, with our current target agent cohort increasing their TypTap book of business by 175% between 2020 and 2021.

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We have designed our platform for a better policy-holder experience, with ease of use in mind: Our online quoting platform is designed for ease of use and efficiency for both the agent and policyholder. We come to an underwriting decision in minutes without extensive and tedious data collection from the policyholder and price the policy accurately at inception to ensure stability of coverage and price. Our claims technology is also designed for a transparent and user-friendly experience and gives us the ability to be proactive in the claims process, including by engaging with our policyholders.

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We have developed fully integrated technology solutions and processes to better manage the end-to-end insurance lifecycle: Our scalable, full-stack technology platform is internally developed and designed to be easily adapted to evolving agent and policyholder needs. Our technology improves risk selection, enables faster quoting and a better agent and policyholder experience, and efficiently manages the claims process, driving operating efficiencies and accelerating our growth as we scale.

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We use reinsurance as a tool to protect our balance sheet and for efficient capital management: We purchase excess-of loss reinsurance and optimize for both frequency and severity as well as specific geography perils. Historically we have purchased reinsurance in excess of what is required by regulators to create the appropriate protection for our business. We enjoy support from a diverse panel of over 65 highly rated reinsurance providers across the US, Europe and Asia. Our technology platform has helped create transparency and a favorable economic outcome for our reinsurance providers.

These key differentiated strengths – our high quality data and analytics to power our risk selection, our ability to empower and create strong alignment with independent agents, our policyholder experience, and our comprehensive technology platform – have allowed us to build a sustainable business model for profitable growth. We have a strong track record of achieving both high growth and underwriting profitability using this model and will continue to expand on these key competitive advantages as we expand geographically.

We have also built our business with a capital-efficient strategy in mind. To date, we have only received $177 million of external capital in our business (which includes the $100 million investment by Centerbridge Partners, L.P. in February 2021). TypTap’s rapid growth and strong value proposition are driven primarily by our intellectual property, technology platform, and operational excellence. Our track record of sourcing and retaining profitable business allows us to use reinsurance primarily to manage our balance sheet and earnings volatility.

The execution of our future expansion strategy into new states is key to going after our total addressable market opportunity. Our operational success to date and ability to identify unique localized risk characteristics, as evidenced by our success in current markets, has laid the foundation to expand nationwide, where we will leverage our institutional track record and superior technology to generate strong premium growth with attractive underwriting results.

We had gross premiums earned of $78.8 million and $30.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and gross premiums earned of $67.8 million for the six months ended June 30, 2021. We incurred net losses of $12.4 million and $6.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and a net loss of $6.8 million for the six months ended June 30, 2021. We may incur losses in the future for a number of reasons, including as a result of investments in the development and expansion of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

An Attractive Market Opportunity – U.S. Homeowners Insurance

Our primary addressable market is the U.S. homeowners insurance industry – a $110 billion market in 2020 that has grown steadily at a 5% compound annual growth rate over the last ten years, consistent with underlying insured home values and the overall economy.

For the policyholder, homeowners insurance is both a necessary product and a highly considered purchase that is a key component of the overall home buying process. Insurance is required by most mortgage lenders and acts as a first line of defense for homeowners in the event of the unexpected.

The market is attractive due to its higher premiums (approximately $1,250 per policy on average) relative to auto and renters insurance policies and its recurring revenue, as we believe average policyholder tenure with their policies typically exceeds 10 years. Because retention is high in homeowners insurance, the profitability of each policyholder is determined at the time of acquisition. Profitable customers are very valuable and offer high recurring premiums with low losses for years, while unprofitable customers continue to elevate losses. At TypTap, our average premium was over $2,800 in 2020 and our retention rate was 87%.

The homeowners insurance industry is also highly fragmented, with only one carrier capturing more than 10% of the U.S. market. Unlike personal auto, which has seen the top 15 insurers increase market share at the expense of all others, the top 15 homeowners writers have held a relatively steady share (approximately 70% of the total market) over time. The market share has remained static because most carriers see homeowners as a breakeven business that is a necessary offering to also write other more profitable lines of insurance.

Due to this perception, the homeowners insurance industry does not attract the technology investment to improve the policyholder experience and drive better unit economics. For the top 15 carriers, homeowners insurance accounts for only 25% of their total portfolio, leading them to focus investments in other lines at the expense of investing in homeowners focused data analytics capabilities and technology infrastructure.

Though it is an attractive market for insurers, it is challenging for many policyholders, who are relatively unhappy with their homeowners insurance experience due to the difficulty of buying a policy, long time to bind, poor coverage and pricing options, and a frustrating claims experience. As a result, we believe insurance carriers that can improve on the policyholder experience have the opportunity to gain meaningful market share.

Key Trends in the U.S. Homeowners Insurance Market

The role of technology in the insurance process is increasing due to wider access to data, new tech-driven solutions, and increased demand for digital options. In addition to easy-to-use and accessible interfaces for agents and consumers, the process of collecting data, pricing, underwriting policies, and managing claims is also transforming in a digital environment.

Availability and application of big data is increasing

We believe the availability of third party data and the increased speed to analyze that data to better price, underwrite, and process claims offers a tremendous opportunity. However, adoption of technology has been slow within the industry because of the time, cost, and risk associated with replacing legacy systems and redesigning data infrastructure, keeping many home insurers dependent on lower quality data to power their underwriting and pricing models.

Most homeowners insurance is still sold through agents

The overwhelming majority (over 90%) of homeowners insurance policies are sold through agents, based on a recent report from McKinsey & Company, with direct-to-consumer distribution still a relatively new channel representing a very small percentage of overall insurance sales.

Experience has taught us the importance of agents to the insurance value chain, particularly in homeowners insurance, where agents have embedded themselves in the home buying transaction. A home is often a policyholder’s largest individual asset, and agents’ guidance in fully understanding their risk profile and options can be invaluable when determining the proper coverage. Homeowners insurance is also a very localized product due to the widely varying risk profiles of homes in different geographies.

Local agents add value to insurers through their knowledge of the market and serve as the first source of risk selection. While many insurers have continued to increase their marketing spend to attract customers directly, given the limited size of the direct-to-consumer market, we think the more efficient way to acquire policyholders right now is by establishing strong relationships with agents and agency networks that appreciate the frictionless quoting and binding process and the stability we offer the customer by pricing the policy correctly upfront.

Policyholders and agents increasingly expect an easy, efficient, and digital homeowners insurance buying and selling experience

Policyholders value a convenient and frictionless buying experience. They are frustrated by lengthy quoting processes where they have to fill out extensive upfront questionnaires and surveys (which they often don’t know the answer to) to complete the underwriting process before being told if they qualify for a policy or can get the coverage they need. For agents, time to quote and bind is a key driver of success, as it allows them to spend more time expanding their customer portfolios instead of focusing on the administrative burden of a lengthy sales process. Yet, insurance companies have struggled to improve their processes and offer better experiences for policyholders and agents.

Many agents often have to work with insurers that rely on difficult to navigate digital interfaces (or don’t have online quoting capabilities). While over 70% of agents say expectations of a digital experience have increased, legacy insurers have been slow to invest in technology to support their agents, leading 50% of agents to consider investing in digital solutions on their own.

Our Business Model

Our goal is to leverage our data analytics and technology to solve for the three key drivers of success in insurance – underwriting outcomes, agent alignment, and policyholder experience. We believe our technology advantage creates a proven and sustainable business model where high growth and profitability are not mutually exclusive.

TypTap has grown rapidly over the last five years, as agents and prospective policyholders discover the simplicity, ease of use, and speed of our platform. In-force premiums exceeded $100 million at the end of 2020, and by June of 2021, in-force premiums exceeded $201 million, which includes $61 million of United Property & Casualty Insurance Company’s premiums, with both growth milestones achieved ahead of our announced goals. We also achieved these growth objectives without having to sacrifice our underwriting standards or profitability targets. After testing our underwriting platform in the Florida market, a relatively difficult state to profitably write homeowners insurance, we have gained confidence that the technology, underwriting algorithms, and processes that we have built differentiate us from our peers and will help us as we scale and expand nationally.

Our success is defined by our key competitive strengths – data and analytics, agent relationships, policyholder experience, and technology solutions – that have helped us create a product, experience, and financial outcome that is truly differentiated from the industry.

We use differentiated data and proprietary analytics to create better results

Our ability to use differentiated, proprietary, and high-quality data to power our underwriting models and inform risk selection is a key driver of our business model. Technology has created the opportunity for us to evolve away from making underwriting decisions at the portfolio level and towards selecting risks at the individual property level. Some traditional insurance companies are making underwriting decisions by zip code, forcing them to follow a portfolio strategy where the goal is to earn an underwriting profit on the overall portfolio of homes, but with the expectation that some of the policies will not be profitable. We have a fundamentally different strategy.

We selectively underwrite at the individual home level based on expected policy-level profitability, which allows us to only write insurance for those homes that we expect to be profitable on a standalone basis over the life of the policy. This is the core philosophy that drives our differentiated underwriting strategy. Our ability to selectively underwrite is underpinned by predictive models that estimate and compare expected claims costs for each home with total premium to determine policy-level net margin.

We systematically define houses as “green doors” (those that meet our minimum return thresholds based on the various data and risk criteria inputs run through our underwriting algorithm) or “red doors” (risks that we expect to be unprofitable and will not underwrite).

Graphic is for illustrative purposes only and does not reflect actual underwriting decisions or ratios

Thus, TypTap enters each insurance policy with an informed, data-driven view of how the house is expected to perform prior to offering the policy. Through this probabilistic risk selection approach, TypTap aims to reduce the number of policyholders filing claims, driving an increase in profitability per policy. We have a track record of executing this strategy, achieving a loss ratio over 25 percentage points better than the industry average of 75% in 2018-2020.

We have invested heavily in the data engine that powers this underwriting model, viewing each additional variable in a home as an opportunity to create an underwriting advantage. While many insurers rely on third parties to pull all their data, we use a combination of our proprietary research and vetted third party data to build and use a more cost efficient and dependable data set.

Our software is a dynamic algorithm that is updated at least every quarter. We rely on extensive data fields, collecting up to 1,000 data points on a home, many of which are proprietary and not widely used by competitors. For example, we use satellite imaging to identify homes with pool cages, which is not a data point collected by most home insurers but can increase claim and replacement costs considerably. We believe our data is also more specific and higher quality. We use proprietary research to validate all third party data and vet data vendors, as well as track and flag missing property attributes for additional data sourcing.

While other insurers could potentially develop the data architecture to mine much of the same data we do, our advantage is in knowing how to use data to improve risk selection and pricing, as seen by the outperformance of our gross loss ratio relative to our closest peers. Through extensive testing and quarterly recalibrating of our models, we have determined which data points are predictive, how much weight to assign to each metric, and which characteristics are reliable – allowing us to use data in a differentiated way.

We also leverage our data sources to continuously improve our machine learning and AI-enabled underwriting algorithm through an iterative and real-time analytic process based on the flow of data from our policyholders and claims. We leverage claims data from each loss event to identify factors associated with higher risk homes and refine our data collection and risk selection algorithms to emphasize these factors. Our flexible architecture facilitates the introduction of these new data points. We also use longitudinal data to track the evolution of data fields over time, understand historical trends, and better train our underwriting and pricing models.

We empower independent insurance agents to create a better insurance purchasing experience

Insurance – and homeowners insurance in particular – is a nuanced and highly personal product, requiring extensive knowledge and experience. Agents have this industry expertise, making them an ideal partner to match customers with our underwriting standards. We recognize the key role that agent distribution plays in our business model and have designed our platform with this dynamic in mind, as we believe that creating strong alignment between us and our independent agents will drive better results and a stronger operating model over time. We believe that a timely quote and bind process also enables agents to get a higher “close” rate.

Our instant quote technology has streamlined the underwriting process, allowing agents to provide customers with a quote in minutes, which is highly valued by agents deciding which carrier to go to first with a new potential policy. Our easy-to-use digital agent portal generates quotes based on a few, simple questions and takes less than 1 minute to quote and 5 minutes to bind a policy. The technology is also able to quickly determine when a home does not qualify for our coverage, ensuring agents don’t spend time inputting information for customers who are not a good fit under our underwriting standards.

Our technology liberates agents, empowering them to focus on building and maintaining enduring client relationships without compromising quality coverage. This overall positive experience drives agent adoption, elevates agent retention rates, and increases sales of TypTap policies. The stability of our coverage and rates – because we carefully select and price policies right the first time – and our claims management also drive higher policy retention, decreasing the probability of agents losing business after they’ve placed it with us. It also limits the time agents spend helping policyholders that have an issue with their policy.

We also utilize competitive commissions as a key component of our agent distribution strategy. When combined with our easy-to-use digital interface and fast quote-to-bind capabilities, we view our commission structure as an effective tool to create an alignment of interest with our agents.

We have designed our platform for a better policyholder experience, with ease of use in mind

Our online quoting platform is designed for an efficient insurance purchasing experience, prompting the agent to ask a prospective homeowners policyholder 4-8 questions before coming to a speedy underwriting and pricing decision. We pull data on an address and run it through our algorithm without asking the policyholder for home details that they may not know (and are potentially incentivized to misreport), keeping the process as easy as possible on their end.

Our advanced claims technology tracks claims data in real time, ensuring an efficient claims adjustment process that allows for accurate and timely payment of claims to the policyholder. Since inception, we have experienced five hurricane seasons in Florida and processed over 4,000 claims.

We have developed fully integrated technology solutions to better manage the end-to-end insurance process

Our integrated technology infrastructure allows us to efficiently manage various processes across our platform, improve real time visibility, lower costs, and accelerate our growth as we scale.

We have designed and developed our platform to cohesively integrate each of our technology solutions with one another, creating a proprietary full-stack insurance platform that allows us to manage the complete insurance process, from underwriting and quoting to claims management.

As highlighted above, the first key component of our technology advantage is our underwriting platform, which is differentiated by our big data architecture, AI and analytics, and risk selection and pricing models. Our data-driven analytical underwriting is supported by a fully integrated infrastructure strategy, from agent distribution on the front end to claims management at the back end.

Our quoting technology and tech-forward user interfaces improve the insurance buying experience for policyholders, drive frictionless agent enablement, offer real-time data-driven insights for reinsurers, and increase retention.

We are also heavily focused on claims management. Despite our best efforts to carefully select risks to minimize claims incidence, losses will still occur, and we have designed a scalable, responsive, and efficient claims system to handle them when they do.

We have a dedicated data team that monitors weather patterns to manage claims. Following a major weather event, the team preliminarily scores damage based on risk within twelve hours of impact and uses our claims visualization technology to preemptively open claims, even before the homeowner has the opportunity to evaluate their potential loss. We have also developed a routing map for field adjusters to ensure they can attend to claims efficiently. This allows us to allocate our resources effectively. All of this ensures a better claims experience for our customers and drives high retention. Our claims technology also provides real time claims visibility and is available to our reinsurers, resulting in transparent reinsurance relationships.

No component of the insurance process works in isolation, so developing a comprehensive platform that integrates each solution, including agent adoption, policy design, underwriting and pricing, claims management, and policy administration, has allowed us to achieve a sustainable competitive advantage that offers better outcomes for all parties and is difficult to copy.

The power of the flywheel

Each of our four key competitive strengths – data, agent empowerment, policyholder experience, and technology – work together to power a flywheel that differentiates us from competitors and drives the sustainable, profitable growth of our business. Our data advantage and AI-enabled analytical processes lead to better risk selection and more accurate pricing, and our real time claims technology leads to lower claims adjustment costs – all of which drive better underwriting results. This allows us to offer competitive commissions to our agents and invest more in digital tools and technology to enable a more efficient quoting experience. This combination of ease of use and an aligned economic model incentivizes agents to give us the “first look” when quoting a prospective policyholder.

Getting the first look at policies allows us to run the risk through our underwriting model, accelerating our flywheel. We have achieved this flywheel effect at scale with limited invested capital due to our capital efficient model – which is possible because of the underwriting profitability that the flywheel enables.

Our Growth Strategies

Expand nationally and increase our underwriting footprint

The $110 billion U.S. homeowners insurance market is a massive opportunity to expand our business by extending our underwriting footprint in the U.S. With a multi-year track record of refining our technology platform and underwriting capabilities, we think now is the time to embark on a nationwide expansion plan.

It was intentional that we wrote our first policies in one of the largest and most complex homeowners insurance markets. By initially launching our risk selection technology and data engine in Florida, we were able to use this complex market to improve our AI-enabled underwriting. Our successful track record in Florida adds credibility to our underwriting process and gives us high confidence that it will continue to work and be a source of competitive advantage as we expand into other states.

As of August 2021, we are writing policies in seven states (Florida, Georgia, South Carolina, Connecticut, Nevada, New Mexico and Rhode Island). Our plan is to be writing policies in 10 or more states by the end of 2021 and in 20 states by the end of 2022. As of August 2021, we have licenses in 16 states, including Florida, and have pending applications in three states (New Jersey, Illinois, and Arkansas).

We have been strategic in selecting which states to expand to first, factoring multiple considerations into our expansion strategy, including market size, premium levels, average loss ratios, ease of securing licenses, and agent networks, with the goal of achieving profitability on a state-by-state basis. We have also chosen states that are spread across the U.S. to get access to diverse sets of data and attributes to continue refining our underwriting models.

The map below outlines our expansion strategy in different phases:

Continue to on-board new independent insurance agents to nationwide independent agent distribution network

As we enter into new geographical markets, on-boarding new independent agents and establishing distribution relationships will be key to supporting growth. We have experience building out our independent agent force from the ground up when we started in Florida and are confident in our ability to do the same as we enter new states.

We are leveraging our existing relationships with national independent insurance agencies such as Goosehead, Brightway, and WeInsure to gain access to agents in new states. In addition, in Connecticut, New Jersey, Massachusetts and Rhode Island, we gained access to approximately 1,000 independent agents from the transaction to ultimately transfer United’s northeast region business to TypTap and its affiliates.

We pay commissions to independent agents when they bind a new insurance policy and when the policy is renewed. The commissions are based on competitive elements that vary by geography and the time the policy is in force, and in some geographic regions we pay a commission on the binding of a new policy that may be higher than prevailing market rates.

We will leverage our attractive commissions and efficient, digital-driven experience to maintain our strong track record of successful independent agent engagement and acquisition.

Drive new business with high-quality existing agent network

We are selective not only in the risks we underwrite, but in the agents we choose to partner with to sell our policies. For example, we carefully selected approximately 300 agents to work with in Florida from an initial considered pool of over 1,000 agents. We continuously monitor our network of agents – by tracking system use, analyzing quoting activity and results, and evaluating agent buy-in metrics – to strengthen relationships with and direct more business to our best-performing agents while phasing out under-performing ones. The flywheel works best when our agents’ incentives are aligned with ours, and we carefully manage our agent network to ensure we work with those that are sending us quality policyholders to help us write profitable business.

Selectively pursue inorganic growth and partner to optimize third party books of business

While our focus will be on organic expansion, we will continue to look for selective opportunities to increase our scale and expand nationally through strategic transactions.

Existing insurance companies are actively evaluating their homeowners business, including exposure to specific markets and geographies, as a result of inefficient processes and difficulty effectively utilizing technology and data to profitably underwrite risk. This activity is resulting in re-evaluation of existing portfolios either via outright disposal or renewal rights opportunities. These market trends create opportunities for TypTap to evaluate underperforming books of business and use our technology to drive better loss ratios over time. This further accelerates our national expansion and provides us access to an established agent network and important underlying data.

Our scalable technology platform and independent underwriting profitability better position us to take advantage of these opportunities relative to competitors, as we can improve profitability by non-renewing undesired risks, re-pricing, and achieving lower loss ratios. Competitors without our same data-driven underwriting advantage don’t have this same opportunity.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

•	we may not become profitable or maintain profitability in the future;

•	we may lose existing customers or fail to acquire new customers;

•	our expansion within the United States will subject us to additional costs and risks, and our plans may not be successful;

•	our brand may not become as widely known or accepted as existing insurance companies’ brands or the brand may become tarnished;

•	our future growth and profitability depends in part on our ability to successfully operate in an insurance industry that is highly competitive;

•	our ability to engage and retain independent insurance agents and independent insurance agency networks to sell our insurance policies;

•	risks related to competition, competitive pressures, the cyclical nature of the homeowners and flood insurance industry, as well as insurance industry developments and market conditions;

•	the impact of HCI’s control of the direction of our business and the inability of our other shareholders to influence significant decisions as a result of HCI’s control;

•	our ability to continuously develop and improve our proprietary platform, including developing and implementing new features and analytical models;

•

risks related to our use of third-party data, including potential harm caused by loss, misappropriation or unauthorized disclosure of or access to our data, including personal data, and compromises in cybersecurity;

•	we may not continue to grow at historical rates in the future;

•	our ability to appropriately price the risks we underwrite;

•	our ability to effectively utilize our risk mitigation strategies and loss limitation methods;

•

risks related to emerging claim and coverage issues and insurance industry trends, such as increased litigation, expanded covered causes of loss, rising jury awards and the escalation of loss severity;

•	reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies;

•

we are subject to extensive regulation and any failure to comply in full or part with regulatory requirements may result in fines, revocation or suspension of our license to operate in one or more jurisdictions or other penalties;

•	risks that HCI’s interests may conflict with our interests and the interests of our other shareholders;

•	risks associated with severe weather events and other catastrophes;

•	our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect, defend and enforce them could reduce the value of our products and brand;

•

an unauthorized disclosure or loss of policyholder or employee data or information or other sensitive, confidential or personal information, including by cyber-attack or other security breach, or a suspected or actual violation of applicable data privacy or protection laws, regulations or other obligations, could cause a loss of data or information giving rise to remediation or other expenses, and expose us to liability under such obligations, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations; and

•	other risks and factors listed under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

we are required to present only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in the registration statement of which this prospectus is a part;

•

we are exempt from compliance with the requirement that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board (the “PCAOB”) has adopted regarding communication of critical accounting matters and may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	we are exempt from the “say on pay,” “say when on pay,” and “say on golden parachute” non-binding advisory vote requirements; and

•	we can provide reduced disclosures about our executive compensation arrangements.

We currently intend to take advantage of each of the exemptions described above. It is possible, therefore, that some investors will find our common stock less attractive, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We have elected not to take advantage of the emerging growth company extended transition period under Section 107 of the JOBS Act for complying with new or revised accounting standards.

For risks related to our status as an emerging growth company, see “Risk Factors — Risks Relating to Ownership of Our Common Stock — Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

Corporate Information

TypTap Insurance Group, Inc. is the registrant and the issuer of the common stock being sold in this offering. Our corporate headquarters is located at 5300 West Cypress Street, Suite 100, Tampa, Florida 33607. Our telephone number is 844-289-7968.

TypTap Insurance Group is a majority owned subsidiary of HCI Group, Inc., or HCI (NYSE: HCI). HCI is a Florida corporation and publicly traded company with operations in homeowners insurance, reinsurance, real estate, and information technology. After an incubation process started in 2016 that formed TypTap Insurance Company, TypTap Insurance Group was organized in Florida by HCI in July 2020 as a wholly owned subsidiary of HCI for the purpose of serving as a holding company for HCI’s interests in TypTap Insurance Company and other related HCI subsidiaries. In October 2020, HCI contributed its stock in TypTap Insurance Company and the following HCI subsidiaries to TypTap Insurance Group: (i) TypTap Management Company, a Florida corporation that supports TypTap Insurance Company by managing, among other things, claims processing, policyholder service and marketing; (ii) Exzeo USA, Inc., a Florida corporation focused on developing software products to modernize the insurance industry; and (iii) Cypress Tech Development Company, Inc., a Florida corporation which also owns Exzeo Software Private Limited, a subsidiary domiciled in India. Following this offering, TypTap Insurance Group will continue to be majority owned by HCI but will be managed and operated primarily as an independent public company.

The chart below displays the structure described above, in effect prior to the completion of this offering:

Our principal website address is www.typtap.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus.

Other Information

This prospectus includes trademarks, trade names and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option to purchase up to additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares from us in full).

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, software development, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses or technologies. However, currently we do not have agreements or commitments for any material acquisitions or investments. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Trading symbol	We intend to apply to list our common stock on the NYSE under the symbol “ ”.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of our common stock that will be outstanding immediately after this offering is based on shares of our common stock outstanding as of September 30, 2021, and reflects 10,000,000 shares of our preferred stock that will convert into shares of our common stock in connection with the completion of this offering pursuant to the terms of our existing articles of incorporation (the “Preferred Stock Conversion”).

The number of shares of our common stock to be outstanding after this offering excludes:

•	shares of common stock issuable upon the vesting of restricted shares outstanding under our 2021 Equity Incentive Plan (the “Existing Equity Plan”) that are unvested as of September 30, 2021; and

•	shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (the “2021 Omnibus Plan”).

On the completion of this offering, we will cease granting equity awards under the Existing Equity Plan and all future equity awards will be granted under our new 2021 Omnibus Plan.

Unless the context otherwise requires, the information in this prospectus:

•	assumes the Preferred Stock Conversion occurs;

•	does not include the effect of the vesting of the outstanding restricted shares of common stock under the Existing Equity Plan subsequent to September 30, 2021;

•	assumes that the shares of our common stock to be sold in this offering are sold at $ per share (the midpoint of the range set forth on the cover of this prospectus);

•	assumes that all shares of our common stock offered hereby are sold;

•	assumes no exercise by the underwriters of their option to purchase additional shares; and

•

gives effect to the filing and effectiveness of our amended and restated articles of incorporation and the adoption of our amended bylaws, each of which will occur immediately prior to the completion of this offering.

Summary Consolidated and Combined Financial Data

The following tables summarize our consolidated and combined financial and other data. We have derived the summary consolidated and combined statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2019 and 2020, from our audited consolidated and combined financial statements included elsewhere in this prospectus. We have derived the summary consolidated and combined statements of operations data for the six months ended June 30, 2020 and 2021, and the consolidated balance sheet data as of June 30, 2021, from our unaudited consolidated and combined financial statements included elsewhere in this prospectus. The unaudited consolidated and combined financial statements have been prepared on the same basis as the audited consolidated and combined financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly our financial position and results of operation. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

The following summary consolidated and combined financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
(dollars in thousands)	(unaudited)	(unaudited)
Statement of Operations Data:
Gross premiums earned	$67,811	$34,975	$78,836	$30,904
Premiums ceded	(22,094)	(8,907)	(28,822)	(11,076)

Net premiums earned	45,717	26,068	50,014	19,828
Total revenue	47,746	26,524	51,727	21,829

Losses and loss adjustment expenses	28,751	14,638	34,059	8,505
Policy acquisition and other underwriting expenses	13,252	6,574	15,579	6,897
General and administrative personnel expenses	7,112	5,347	10,782	8,158

Total expenses	56,015	30,471	68,188	30,320

Net loss	$(6,796)	$(3,008)	$(12,424)	$(6,911)

	As of June 30,	As of December 31,
	2021	2020	2019
(dollars in thousands)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$200,831	$99,725	$51,562
Total investments	19,055	20,973	19,727
Premiums receivable, net	40,152	7,734	5,372
Prepaid reinsurance premiums	759	7,386	1,691
Total assets	291,153	157,581	94,232
Unearned premiums	101,508	63,704	37,684
Total liabilities	159,319	151,030	77,268
Total stockholders’ equity	43,763	6,551	16,964

	Six Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2021	2020	2020	2019
Key Performance Indicators(1):
Gross written premium	$105,615	$35,359	$104,855	$60,272
Gross premiums earned	$67,811	$34,975	$78,836	$30,904
Policies in force	44,585	31,715	37,196	25,540
In-force premiums	$140,155	$75,531	$105,420	$59,591
Premiums per policy	$3.144	$2.382	$2.834	$2.333
Gross loss ratio	42.4%	42.9%	43.8%	28.0%
Adjusted gross profit(2)	$14,712	$10,553	$13,703	$9,498
Adjusted gross profit margin(2)	21.7%	30.2%	17.4%	30.7%
Adjusted EBITDA(2)	$(9,416)	$(2,531)	$(14,345)	$(8,390)
Adjusted EBITDA margin(2)	(13.9)%	(7.2)%	(18.2)%	(27.1)%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial Terms” and “— Results of Operations — Non-GAAP Financial Measures” for information on how we define and calculate these metrics.

(2)

Adjusted gross profit, adjusted gross profit margin, adjusted EBITDA and adjusted EBITDA margin are not financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, before deciding to invest in our common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We may not become profitable or maintain profitability in the future.

We incurred net losses of $12.4 million and $6.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and a net loss of $6.8 million for the six months ended June 30, 2021. We may incur significant losses in the future for a number of reasons, including insufficient growth in the number of customers, a failure to retain our existing customers, a failure to obtain or retain our independent agents and independent agency networks, and increasing competition, as well as other risks described in this “Risk Factors” section, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. We expect to continue to make investments in the development and expansion of our business, which may not result in increased or sufficient revenue or growth, as a result of which we may not be able to achieve profitability or maintain profitability in the future.

We may lose existing customers or fail to acquire new customers.

We believe that growth of our business and revenue depends upon our ability to continue to grow our business in the geographic markets that we currently serve by retaining our existing customers and adding new customers in our current as well as new geographic markets. Expanding into new geographic markets takes time, requires us to navigate and comply with extensive regulations and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain policyholders for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline, which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business may also be adversely affected. In addition, we may fail to accurately predict risk segmentation of new customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets, we also intend to expand our operations into new markets nationwide. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•	we lose customers to new market entrants and/or existing competitors;

•	we do not obtain regulatory approvals necessary for expansion into new markets nationwide;

•	we fail to effectively use digital marketing and advertising;

•	we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;

•	we fail to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

•

technical or other problems frustrate the independent agent or policyholder experience, particularly if those problems prevent us from generating quotes for our independent agents or paying claims to our policyholders in a fast and reliable manner; or

•	we fail to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, operating results and financial condition.

Our expansion within the United States will subject us to additional costs and risks, and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States. As of August 2021, we are licensed in 16 states, including Florida, and are writing policies in Florida, Georgia, South Carolina, Connecticut, Nevada, New Mexico, and Rhode Island. We plan to have a presence in almost all states by the end of 2024 but cannot guarantee that we will be able to provide nationwide coverage on that timeline or at all. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could preclude or inhibit our ability to obtain or maintain our license in such states. As we seek to expand in the United States, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of:

•	our lack of significant experience operating outside Florida;

•	barriers to obtaining the required government approvals, licenses or other authorizations;

•	failures in identifying independent agents and potential strategic partnerships with independent agency networks;

•

challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy and protection, tax, claims handling, and local regulatory restrictions;

•	difficulty in recruiting and retaining talented and capable employees;

•

competition from existing insurance companies that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness; or

•	differing demand dynamics, which may make our product offerings less successful.

Expansion into new markets in the United States will also require additional investments by us both in marketing and with respect to securing applicable regulatory approvals. These incremental costs may result from hiring additional personnel, from engaging third-party service providers and from incurring other research and development costs. If we invest substantial time and resources to expand our operations while our revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if we are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

Our brand may not become as widely known or accepted as existing insurance companies’ brands or the brand may become tarnished.

Many of our competitors have brands that are well-recognized. As a relatively newer entrant into the insurance market, we have spent, and expect that we will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building our reputation with independent agents and customers. We may not be able to build brand awareness to levels matching our competitors, and our efforts at building, maintaining and enhancing our reputation with independent agents and customers could fail and/or may not be cost-effective. Complaints or negative publicity about our business practices, our marketing and advertising campaigns (including marketing affiliations or partnerships), our compliance with applicable laws, data privacy or security issues, and other aspects of our business, whether real or perceived, could diminish confidence in our brand, which could adversely affect our reputation and business. As we enter new markets, we will need to establish our reputation with new independent agents, independent agency networks and customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost effective. If we are unable to maintain or enhance our reputation or enhance independent agent and consumer awareness of our brand in a cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.

Our future growth and profitability depends in part on our ability to successfully operate in an insurance industry that is highly competitive.

We currently compete against a variety of regional and digital-based homeowners insurance carriers. Based on our expansion plan, we will begin to compete against well-established national brands such as State Farm, Allstate, Farmers, Liberty Mutual and Travelers. Several of these established national insurance companies are larger than we are and have significant competitive advantages, including better name recognition, strong financial ratings, greater resources, easier access to capital, and the ability to offer more types of insurance than we do, which are often bundled together to help attract and retain customers. In addition, the insurance industry consistently attracts well-capitalized new entrants to the market. Our future growth will depend in large part on our ability to grow our insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer customers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. In the flood insurance market, the National Flood Insurance Program, a government-backed organization, continues to be the dominant underwriter of flood policies. Given its mandate and pricing strategy, the National Flood Insurance Program could limit our growth potential in the flood insurance market for the foreseeable future. Because of the competitive nature of the insurance industry, there can be no assurance that we will continue to compete effectively within our industry, or that competitive pressures will not have a material effect on our business, results of operations or financial condition.

We rely on independent agents and independent agency networks to write our insurance policies, and if we are not able to engage and retain independent agents and independent agency networks, our revenues would be negatively affected.

We primarily sell our products through independent insurance agents, and our relationships with these agents are generally non-exclusive and terminable on short notice. We must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents, in which case our agents may reduce or terminate the sale of our products. In addition, if our products, pricing and commissions do not remain competitive, we may find it more difficult to attract new business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell could negatively affect our business, results of operations and financial condition. Finally, the failure of independent agents to comply with applicable laws and regulations could have an adverse effect on our business, and we may from time to time terminate independent agents for noncompliance with laws or policies or for problematic business practices.

Increased competition, competitive pressures, industry developments, and market conditions could affect the growth of our business and adversely impact our financial results.

The homeowners and flood insurance industry in Florida and nationwide is cyclical and highly competitive. We compete not only with other stock and mutual companies but also with the U.S. government, other underwriting organizations and alternative risk sharing mechanisms. Our principal lines of business are also written by numerous other insurance companies. Competition now and in the future for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and new entrants to the relevant market. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. Additionally, our competitors may merge or acquire one another and further increase their combined financial resources and agency networks. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverage offered, availability of coverage desired by customers, commission structure, and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

We obtained a Demotech rating of “A Exceptional,” which is accepted by major mortgage companies operating in Florida and many other states. Mortgage companies may require homeowners to obtain property insurance from an insurance company with an acceptable A.M. Best rating, which we do not currently have and may never try to obtain. Such a requirement could prevent us from expanding our business unless we obtain such rating, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies. A downgrade or loss of our Demotech rating could result in a substantial loss of business in the event insureds move their business to insurers with a sufficient financial strength rating.

There are inherent limitations and risks related to our estimates of claims and loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business, and our ability to compete in the homeowners and flood insurance industry may be negatively affected. In addition, industry developments could further increase competition in our industry. These developments could include:

•	an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business because of better pricing and/or terms;

•	new programs or changes to existing programs in which federally or state-sponsored entities provide homeowners and/or flood insurance in catastrophe-prone areas or other alternative markets;

•	changes in the regulatory climate in Florida and the other states where we operate; and

•

the enactment of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiaries.

These developments and others could make the homeowners and flood insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future business, results of operations and financial condition could be materially adversely affected.

Our success will depend on the continuous development and improvement of the company’s proprietary platform, including the development and implementation of new features and analytical models.

We utilize our technology platform to gather and analyze data in order to determine whether or not to write and how to price our homeowners and flood insurance products. Our future success will depend on the continuous development and improvement of our proprietary technology platform, including further refinements and enhancements to our data engine, analytical models, AI-enabled underwriting algorithms, and agent and consumer interfaces. The success of our efforts to further develop and refine our technology platform depends on several factors, including the timely completion, introduction and effectiveness of such refinements and enhancements. We may not be successful in either developing these refinements and enhancements or in bringing them into use in a timely fashion. Our technology platform is expensive and complex, and its continuous development, maintenance and operation may entail unforeseen difficulties, including performance problems or undetected defects, errors, failures, bugs or vulnerabilities. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these possibilities could result in a material adverse effect on our business, results of operations and financial condition.

Our business and platform make extensive use of third-party data.

We utilize third-party data to support and develop our technology platform. We anticipate that we will continue to rely on this third-party data in the future. We cannot ensure that this third-party data will continue to be available to us on commercially reasonable terms, if at all. Any defects or errors in the third-party data could adversely affect the operation of our technology platform. Many of the risks associated with the use of third-party data cannot be eliminated, and these risks could negatively affect our brand and business.

We may not continue to grow at historical rates in the future.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. While our revenue has grown in recent periods, this growth rate may not be sustainable and should not be considered indicative of future performance, and we may not realize sufficient revenue to become profitable, or maintain profitability, in the future. As we grow our business, we expect our revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for our products, increasing competition, a decrease in the growth of our overall market, and our failure to capitalize on growth opportunities or the maturation of our business.

Our success will depend on our ability to appropriately price the risks we underwrite.

Our results of operations and financial condition will depend on our ability to underwrite and set premium rates appropriately for a wide variety of risks, including risks associated with homeowners insurance and flood insurance. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses and to earn a profit. To price our products and select policies to underwrite appropriately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas and weighting measures; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thus, price our products and select the policies to underwrite appropriately, is subject to several risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques;

•	changes in legal standards, claim settlement practices, and restoration costs; and

•	new legal or regulatory restrictions on underwriting, rating and pricing activities.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce our retention, sales volume and competitiveness. The foregoing factors could materially and adversely affect our profitability.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate risk exposure within our insurance business, which include:

•	engaging in vigorous underwriting;

•	carefully evaluating terms and conditions of our policies;

•	focusing on our risk aggregations by geographic zones and other bases; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in these tactics. We cannot provide assurance that an unanticipated event or series of events will not result in loss levels which could have a material adverse effect on our financial condition or results of operations.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Our insurance underwriting process is generally designed to limit our exposure to known and manageable risks. Various provisions of our policies, such as limitations or exclusions from coverage, which have been negotiated to limit our risks, may not be enforceable in the manner we intend.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to deny coverage in the event of a violation of those conditions. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which changes could have a material adverse effect on our financial condition or results of operations.

We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products, satisfy our regulatory capital and surplus requirements, cover losses, improve our operating infrastructure or acquire complementary businesses and technologies. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, regulatory requirements, market disruptions and other developments. If our present capital and surplus is insufficient to meet our current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, we may need to raise additional funds through financings or curtail our growth. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, as well as the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of common stock. As an insurance holding company that owns TypTap Insurance Company, a Florida-domestic stock insurer, we are subject to extensive laws and regulations in Florida administered by the Florida Office of Insurance Regulation, and any such issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by Florida Office of Insurance Regulation if such issuances were deemed to result in a person acquiring “control” of our company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors in 10% or more of our voting securities to disclose their organizational structure and detailed financial statements, as well as require managing partners, directors, senior officers and/or certain owners to submit biographical affidavits and fingerprints, which may deter funds from investing in our company. Similar requirements may be imposed by insurance regulatory authorities in states where TypTap Insurance Company has applied or will apply for authority to transact insurance. Moreover, any debt financing that we secure in the future could subject us to restrictive covenants relating to our capital raising activities, our ability to make certain types of investments or payments, and other financial and operational matters, which may increase our difficulty to obtain additional capital or to pursue business opportunities, including new product offerings and potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, revenue, results of operations and financial condition may be materially harmed.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenue and results of operations could vary significantly from quarter to quarter and year to year, and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of customers purchasing our insurance products and renewing their agreements with us as well as fluctuations in the timing and amount of our expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including periods of intense pricing competition due to excessive underwriting capacity, periods when shortages of writing capacity permit more favorable underwriting profits as well as extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to attract new customers and retain existing customers, including in a cost-effective manner;

•	our ability to accurately forecast revenue and losses and appropriately plan our expenses;

•	the effects of increased competition on our business;

•	our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;

•	our ability to maintain, protect, defend or enforce our existing intellectual property and to create or otherwise acquire new intellectual property;

•	our ability to maintain an adequate rate of growth and effectively manage that growth;

•	our ability to keep pace with technology changes in the insurance industry;

•	the success of our sales and marketing efforts;

•	costs associated with defending claims, including coverage claims, intellectual property infringement, misappropriation or other claims, misclassifications and related judgments or settlements;

•	the impact of, and changes in, governmental or other regulation affecting our business;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to identify and engage independent agents and independent agency networks as we continue to enter new markets nationwide;

•	the effects of natural or man-made catastrophic events;

•	the effectiveness of our internal controls; and

•	changes in our tax rates or exposure to additional tax liabilities.

Severe weather events and other catastrophes, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our business may be exposed to catastrophic events such as hurricanes, tropical storms, tornadoes, sinkholes, tsunamis, earthquakes, windstorms, hailstorms, severe thunderstorms, floods, wildfires and other fires, as well as non-natural events such as explosions, riots, terrorism, or war, which could cause operating results to vary significantly from one period to the next. We may incur catastrophe losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) current reinsurance coverage limits, or (4) loss estimates from external hurricane, tornado, hail and earthquake models at various levels of probability. In addition, we are subject to customer insurance claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of customer insurance claims when severe weather conditions occur.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate.

As we currently have sold the majority of our policies in Florida, any catastrophic event, destructive weather pattern, general economic trend, regulatory developments or other conditions specifically affecting the state of Florida could have a disproportionately adverse impact on our business, financial condition, and results of operations until we have significantly expanded across the United States. While we actively manage our exposure to catastrophic events through our underwriting process and the purchase of reinsurance, the fact that our business is currently concentrated in the state of Florida subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornados. Changes in the prevailing regulatory, legal, economic, political, demographic and competitive environment, and other conditions in the state of Florida could also make it less attractive for us to do business in Florida and would have a more pronounced effect on our business than it would on other insurance companies that are more geographically diversified. Since our business is currently concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the state of Florida could have an adverse effect on our business, financial condition, and results of operations.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of insurance, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

Non-natural events such as power disruptions, computer viruses or data security breaches may also prevent us from continuing our operations and may result in system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could have an adverse effect on our business, financial condition, and results of operations.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Like others in the insurance industry, we use models developed both internally and by third party vendors along with our own historical data in assessing our reserves and capital levels as they relate to homeowners and flood insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions, including increased weather severity patterns. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our policies in-force. However, since actual catastrophic events vary considerably, there are limitations with respect to catastrophe models’ usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

Our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect, defend and enforce them could reduce the value of our products and brand.

Our trade secrets, trademarks, copyrights, and other intellectual property rights are important assets for us. Our ability to compete effectively is dependent in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including our proprietary technology. We rely on, and expect to continue to rely on, various agreements with our employees, independent contractors, consultants and other third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright and trade secret laws and regulations, to protect our brand and other intellectual property rights. Such agreements, laws and regulations may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our products and technologies. For example, we may fail to obtain effective intellectual property protection. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective in all cases. For example, governmental entities that grant intellectual property rights may deny our applications for such rights despite our best efforts. Additionally, granted intellectual property rights are subject to challenge. Successful challenges may result in such rights being narrowed in scope or declared invalid or unenforceable. Despite our efforts to obtain and protect broad intellectual property rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products that are substantially similar to ours and compete with our business, and unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. Competitors or other third parties may also attempt to circumvent or design around our intellectual property rights. In each case, our ability to compete could be significantly impaired. To the extent we expand our activities internationally, our exposure to unauthorized copying or use of our technology and proprietary information may increase.

We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We have not applied for any patents and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted. We do not know whether any of our applications will result in the issuance of a trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims or otherwise limit the scope of such intellectual property. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our intellectual property rights. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing our inventions to the public, such disclosure may facilitate our competitors developing improvements to our innovations. Given this risk, we have chosen not to, and in the future may sometimes choose not to seek patent protection for certain innovations and instead rely on trade secret protection. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

We currently hold various domain names relating to our brand, including TypTap.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

In addition to registered intellectual property rights such as trademark and domain name registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that we endeavor to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures we undertake to establish and maintain such trade secret protection may be inadequate. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, independent contractors, consultants and other third parties that place restrictions on the use and disclosure of this intellectual property and confidential information. In some cases, these agreements may not adequately protect our trade secrets or confidential information, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose a competitive advantage resulting from this intellectual property. However, our employees, independent contractors, consultants or other third parties with whom we do business may nonetheless use intellectual property owned by others in their work for us, and disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require us to disclose certain proprietary information or technology, such as our proprietary algorithms, to regulators or other third parties, including our competitors, which could impair or result in the loss of trade secret protection for such information or technology. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations and competitive position.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. To prevent substantial unauthorized use of our intellectual property and proprietary rights, it may be necessary to prosecute actions for infringement, misappropriation or other violations of our intellectual property and proprietary rights against third parties. In addition, third parties may seek to challenge, invalidate or circumvent our trademarks, copyrights, trade secrets or other intellectual property and proprietary rights, or any applications for any of the foregoing, including through administrative processes such as re-examination or interference, or litigation. The legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving. The value of our intellectual property and proprietary rights could also diminish if others assert rights therein or ownership thereof, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. There can be no assurance that we will be successful in such action, even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or asserting that we infringe third-party intellectual property rights and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. The unauthorized copying or use of our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing products, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has developed intellectual property on our behalf and these agreements may be insufficient tor breaches. Further, no assurance can be given that these agreements will be effective in controlling access to, and use, distribution, misuse, misappropriation, reverse engineering or disclosure of, our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors, consultants or other third parties with whom we do business use intellectual property owned by others as to the rights in related or resulting know-how and inventions.

Changes to existing laws or regulations or new laws or regulations could impede our use of our confidential information, intellectual property or technology, or require that we disclose our confidential information, intellectual property or technology to our competitors, which could impair our competitive position and could have a material adverse effect on our business, operating results and financial condition.

We use open source software in our proprietary underwriting technology, which may pose particular risks in a manner that could have a negative effect on our business.

We use open source software in our proprietary underwriting technology and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. We may also incur significant legal expenses defending such allegations or be subject to significant damages. If we are required by the terms of any open source license to release our proprietary source code, it could allow our competitors to create similar software with lower development effort and time and ultimately could result in a loss of sales for us.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. There is typically no support available for open source software, and we cannot ensure that the authors of open source software will implement or push updates to address security risks or will not abandon further development and maintenance. We have established processes to help alleviate these risks, including a review process for screening requests from our development teams for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

Claims by others that we infringe, misappropriate or otherwise violate, or have infringed, misappropriated or otherwise violated, their proprietary technology or other intellectual property rights could harm our business.

From time to time, third parties may assert claims of infringement, misappropriation or other violations of intellectual property rights against us. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “nonpracticing entities” and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize intellectual property rights they own to extract value through licensing or other settlements. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Many potential litigants, including some of our competitors, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential and proprietary information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Our use of third-party software, data and other intellectual property rights also may be subject to claims of infringement or misappropriation. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidentiality information to us. Further, we may be unaware of intellectual property rights or proprietary rights of others that may cover some or all of our products.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available, or if available, may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

The demand for homeowners insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new polices may be sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts homeowners insurance is most closely correlated with employment levels, corporate revenue and asset values.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of our president and chief executive officer or other key senior management personnel could harm our business and future prospects.

Our performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that we will provide adequate incentives to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

Our operations are highly dependent on the efforts of our senior executive officers, particularly our president and chief executive officer, Paresh Patel, our executive vice president, Kevin Mitchell, and our chief financial officer, Ankur Bhandari. The loss of Paresh Patel, creator of our proprietary underwriting technology, Kevin Mitchell, the president of TypTap Insurance Company, our subsidiary, or Ankur Bhandari could materially adversely impact our business, results of operations and financial condition. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.

New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

State and federal lawmakers, insurance regulators, and advisory groups such as the National Association of Insurance Commissioners, or NAIC, are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority specific to the use of artificial intelligence in the insurance industry may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. We may also be required to disclose our proprietary software to regulators, putting our intellectual property and proprietary rights at risk, in order to receive regulatory approval to use such artificial intelligence in the underwriting of insurance and/or the payment of claims. To the extent that any changes in law or regulation restrict the ways in which we communicate with current customers during customer care or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

Our failure to pay claims accurately could have a material adverse effect on our business, operating results and financial condition.

We rely on claims personnel to accurately evaluate and pay claims made under our policies. Many factors could affect our ability to accurately evaluate and pay claims, including the accuracy of our adjusters (who are claims personnel of our parent company, HCI, currently) as they make their assessments and submit their estimates of damages; the training, background, and experience of our claims representatives; the ability of our claims personnel to ensure consistent claims handling given the input by the adjusters; the ability of the claims department to translate the information provided by the adjusters into acceptable claims settlements; and the ability of our claims personnel to maintain and update our claims handling procedures and systems as they evolve over time based on claims and geographical trends in claims reporting. Any failure to pay claims accurately could lead to material litigation and/or could have a material adverse effect on our business, operating results and financial condition.

Unexpected increases in the frequency or severity of claims may adversely affect our results of operations and financial condition.

Our business may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. Changes in claim frequency may result from changes in mix of business, macroeconomic or other factors. A significant increase in claim frequency could have an adverse effect on our results of operations and financial condition.

Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

We are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. The NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. It identifies insurers that may be inadequately capitalized by looking at certain risk factors, including asset risk, credit risk and underwriting risk with respect to the insurer’s business in order to determine an insurer’s authorized control level risk-based capital. An insurer’s risk-based capital ratio measures the relationship between its total adjusted capital and its authorized control level risk-based capital.

Insurers with a ratio falling below certain calculated thresholds may be subject to varying degrees of regulatory action, including suspension of their authority to write new or renewal business, heightened supervision, examination, rehabilitation or liquidation. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. Lower percentages trigger increasingly severe regulatory responses. In the event of a mandatory control level event (triggered when an insurer’s total adjusted capital falls below 70% of its authorized control level risk-based capital), an insurer’s primary regulator is required to take steps to place the insurer into receivership.

In addition, the NAIC Insurance Regulatory Information System, or the IRIS, is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. If our ratios fall outside of the usual range for one or more ratios set forth by the IRIS for any number of reasons, it could subject us to heightened regulatory scrutiny or measures, or create investor uncertainty around the stability of our financial condition, which could harm our business.

Further, the NAIC has promulgated a Model Regulation to Define Standards and Commissioner’s Authority for Companies Deemed to be in Hazardous Financial Condition, or the Hazardous Financial Condition Standards, which has been adopted by many states in whole or part. If our financial condition is deemed by state insurance regulators to meet the Hazardous Financial Conditions Standards, it could subject us to heightened regulatory scrutiny or measures, or create uncertainty around the stability of our financial condition, which could harm our business.

As a relatively new entrant to the insurance industry, we may face additional capital and surplus requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend on our ability to appropriately price risk and assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater than or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate since we may underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, volatility in construction costs, severe weather, climate change, the cost of claims litigation and defense, economic and judicial trends and legislative and regulatory changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported, or IBNR, claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, state mix, contractual terms, industry payment and reporting patterns, and changes in claim reporting and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as the availability of multiple limits for a single loss occurrence. Regulatory requirements and economic conditions are also considered.

Because reserves are estimates of the unpaid portion of losses and expenses for events that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are re-estimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

An unauthorized disclosure or loss of policyholder or employee data or information or other sensitive, confidential or personal information, including by cyber-attack or other security breach, or a suspected or actual violation of federal or state data privacy or protection laws, regulations or other obligations, could cause a loss of data or information, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations.

As part of our normal operations, we collect, retain, use, store, transmit and otherwise process certain sensitive and confidential information, including personal information. We are subject to various federal and state privacy laws, rules and regulations and contractual obligations regarding the use, storage, sharing, disclosure, protection and other processing of certain sensitive or confidential information, including the Gramm-Leach-Bliley Act and its state-law progeny. For example, we may currently be, or may become, subject to certain state and federal privacy laws that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, disclosure, or other processing may significantly impact our business. Given the rapid development of data protection, privacy and security laws and regulations, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations.

Despite the security measures and privacy policies and procedures we have implemented to help ensure data security and compliance with applicable laws, rules and regulations, which include firewalls, regular penetration testing and other measures, our facilities and systems, and those of our third-party service providers and vendors, may be vulnerable to cyber-attacks, security breaches, ransomware, unauthorized activity and access, malicious code, acts of vandalism, computer viruses, theft of data, misplaced or lost data, fraud, misconduct or misuse, social engineering attacks and denial of service attacks, phishing attacks, programming or human errors, physical break-ins, or other disruptions, any of which could result in the loss or disclosure of confidential or personal policyholder or employee information or our own proprietary information, software, methodologies and business secrets. Our information security risks have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile and other connected devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive, confidential or personal information, we and our third-party service providers now also face threats from sophisticated hackers who engage in attacks against organizations that are designed to disrupt key business services.

We rely on service providers and vendors to provide certain technology, systems and services that we use in connection with various functions of our business, including PCI DSS (Payment Card Industry Data Security Standard) compliant credit card processing, and we may entrust them with confidential or personal information. The information systems of our third-party service providers and vendors are also vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our associates, third-party service providers or vendors. Hardware, software or applications we obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Ever-evolving threats mean our third-party service providers and vendors must continually evaluate and adapt their own respective systems and processes, and there is no assurance that they will be adequate to safeguard against all data security breaches or misuses of data. Any future significant compromise or breach of our data security via a third-party service provider or vendor could result in additional significant costs, lost revenues, fines, lawsuits, and damage to our reputation.

Notwithstanding our efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks, and we cannot ensure that we will be able to identify, prevent or contain the effects of possible cyber-attacks or other cybersecurity risks in the future that may bypass our security measures or disrupt our information technology systems or business. While we have implemented safeguards and processes to thwart unwanted intrusions and to protect the data in our platform and computer systems, whether housed internally or externally by third parties, such safeguards and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, or detect these techniques or implement adequate preventative measures quickly enough to prevent all attempts to compromise our platform. Additionally, our remediation efforts may not be successful or timely. Further, notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures and the processing of data by our third-party service providers, we cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss.

Noncompliance or perceived noncompliance with any privacy or security laws, rules, regulations, or contractual obligations, or our privacy policies, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss or other unauthorized disclosure or use of, or access to, sensitive, confidential of personal information, could require us to expend significant capital and other resources to continue to modify or enhance our protective measures and to remediate any damage caused by such breaches or violations. In addition, this could result in interruptions to our operations and damage to our reputation, misappropriation of confidential or personal information, or regulatory enforcement actions or investigations, material fines and penalties, litigation, or other liability or actions which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

We make public statements about our use and disclosure of personal information through our privacy policies, information provide on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential customers from using our products and services and have a material adverse effect on our business.

In addition, our insurance coverage may not be adequate to cover costs, expenses and losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. Any incidents may result in loss of, or increased costs of, our cybersecurity insurance. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could adversely affect our reputation and our business, financial condition and results of operations. In addition to costs associated with investigating and fully disclosing a data breach, we could be subject to regulatory proceedings or private claims by affected in substantial monetary fines or damages, and our reputation would likely be harmed.

We may be unable to prevent, monitor or detect fraudulent activity, including payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation. In addition, failure to monitor and detect fraud and otherwise comply with state Special Investigation Unit requirements can result in regulatory fines or penalties.

Misconduct or fraudulent acts by employees or third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm.

Our company and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, independent agents, vendors, customers or other third parties. These activities could include fraud against the company, its employees and its customers through illegal or prohibited activities, or unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information.

Our information technology systems may fail or be disrupted or subject to errors, bugs, vulnerabilities or defects, which could adversely affect our business.

Our insurance business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform underwriting and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., the printing and mailing of our policies, endorsements, renewal notices, etc.). Our information technology systems are complex, and therefore undetected errors, failures, bugs, vulnerabilities or defects may be present in our products or occur in the future in our products, our technology or software, or technology or software we license in from third parties, including open source software, especially when updates or new products are released. The failure or disruption of these systems could interrupt our operations and result in a material adverse effect on our business.

The growth of our insurance business is dependent upon the successful development and implementation of advanced computer and data processing systems as well as the development and deployment of new information technologies to streamline our operations, including policy underwriting, production and administration and claim handling. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations. Real or perceived errors, failures, bugs, vulnerabilities or defects in our information technology systems could result in negative publicity, loss of or delay in market acceptance of our products and harm to our brand and weakening of our competitive position. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs, vulnerabilities or defects in our information. Additionally, our computer and data processing systems could become obsolete or could cease to provide a competitive advantage in policy underwriting, production and administration and claim handling which could negatively affect our future results of operations. We may also be subject to liability claims for damages related to real or perceived errors, failures, bugs, vulnerabilities or defects in our information technology systems. A material liability claim may harm our business and results of operations.

We conduct our business primarily from offices located in Tampa, Florida where tropical storms could damage our facilities or interrupt our power supply. The loss or significant impairment of functionality in these facilities for any reason could have a material adverse effect on our business although we believe we have sufficient redundancies to replace our facilities if functionality is impaired. In the event of a disaster causing a complete loss of functionality at our Tampa location, we plan to temporarily use our secondary office in Ocala, Florida to continue our operations.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy, which is routinely reviewed by the investment committee of our board of directors. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are interest rate risk, credit risk and equity price risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolio to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities. In addition, our investment portfolio may incur losses as a result of adverse changes in equity securities prices, and is subject to the volatility of the equity markets in general.

Such factors could reduce our net investment income and result in realized and/or unrealized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC as it relates to the portfolio. The maximum percentage and types of securities we may invest in are subject to the insurance laws regulations, which may change. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of such investments.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we are subject to allegations, and may be party to litigation and legal proceedings relating to our business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise.

As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ a technology platform to collect and analyze data in our underwriting decisions, including customer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend, and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect our brand and reputation, regardless of whether such allegations have merit or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.

The COVID-19 pandemic may negatively impact our employees, business, results of operations and financial condition.

We continue to monitor the COVID-19 pandemic closely. Due to the global breadth of its spread (including in India, where we have over 100 employees), and the range of governmental and community reactions thereto, there is still considerable uncertainty around its ultimate impact. The impact of the pandemic may also exacerbate the other risks described in this “Risk Factors” section, and additional impacts may arise that we are not currently aware of, any of which could have a material effect on us. If there is a future resurgence of COVID-19, these negative impacts on our business may be further exacerbated. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration and intensity of the pandemic, including new variants like the Delta variant, all of which are uncertain and difficult to predict. As a result, the full extent of the impact of the pandemic on our overall financial and operating results, whether in the near or long term, cannot be reasonably estimated at this time.

Risks Related to Our Industry

The insurance business, including the market for homeowners and flood insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected as a result of any such unforeseen changes.

Industry trends, such as increased litigation against the insurance industry and individual insurers (including as a result of assignments of benefits), the willingness of courts to expand covered causes of loss, rising jury awards and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiary.

Loss severity in the homeowners insurance industry may increase and may be driven by larger court judgments. In the event legal actions and proceedings are brought on behalf of classes of complainants, this trend may increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under one or more policies issued by the ceding insurer, in exchange for a premium. We obtain reinsurance to help manage our exposure to homeowner and flood insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurer on all risks reinsured. As a result, reinsurance does not eliminate our obligation to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. In addition, the reinsurance agreements we share with the other insurance subsidiary of our parent company, HCI, could be exhausted by that insurance affiliate, thereby limiting our coverage availability. We are also subject to the risk that under applicable insurance laws and regulations we may not be able to take credit for the reinsurance on our financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that we have ceded to the reinsurer. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. We attempt to select financially strong reinsurers with an A.M. Best rating of “A-” or better or we require the reinsurer to fully collateralize its exposure. While we monitor from time to time the financial condition of our reinsurers, we rely principally on A.M. Best, our reinsurance broker, and other rating agencies in determining reinsurers’ ability to meet their obligations to us. Any failure on the part of one or more reinsurers to meet their obligations to us could have a material adverse effect on our financial condition or results of operations.

Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from weather and seismic events (like hurricanes or earthquakes) or terrorist attacks or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance underwritings, or develop or seek other alternatives.

The unavailability of reinsurance protection on acceptable terms would have a materially adverse impact on our business, which depends on reinsurance companies to potentially absorb unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, either of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than anticipated rates for reinsurance coverage, which could have a material adverse effect upon our profitability unless policy premium rates could also be raised, in most cases subject to approval by state regulators, to offset this additional cost.

We are subject to extensive regulation, which may reduce our profitability or limit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and revocation or suspension of our licenses to operate, which may adversely affect our financial condition and results of operations.

The insurance industry is highly regulated and supervised. We are subject to supervision and regulation in Florida and the states in which we transact insurance business. In addition, as we seek to expand in the United States, we will be subject to the laws and regulatory standards with respect to the insurance business of the states in which we expand and operate. Such supervision and regulation is primarily designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

•	the content and timing of required notices and other policyholder information;

•	the amount of premiums the insurer may write in relation to its surplus;

•	the amount and nature of reinsurance a company is required or permitted to purchase;

•	participation in guaranty funds and other statutorily created markets or organizations;

•	business operations and claims practices;

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their products;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of insurance company subsidiaries to pay dividends to their holding companies;

•	restrictions on transactions between insurance companies and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	the form and content of records of financial condition required to be filed; and

•	the level of loss and loss adjustment expense reserves that must be maintained by insurers.

The Florida Office of Insurance Regulation and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic and targeted examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers’ financial condition and business practices. These reviews may reveal deficiencies in our insurance operations or non-compliance with regulatory requirements.

In certain states, including Florida, insurance companies are subject to assessments levied by the states where they conduct their business. While we can recover these assessments from Florida policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our financial statements and may cause a material adverse effect on our cash flows and results of operations in a particular reporting period.

In addition, regulatory authorities have relatively broad discretion to restrict, deny, suspend or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business, reduce our profitability and limit our growth. For example, Florida Senate Bill 76, which took effect on July 1, 2021, reforms the Florida property insurance market and provides, among other things, (i) that any claim or reopened claim under a property insurance policy is barred unless notice of claim is given to the insurer within two years of the date of loss and further provides that a supplemental claim is barred unless notice is provided to the insurer within three years of the date of loss; (ii) that as a condition to filing suit under a property insurance policy, a claimant must provide written notice of intent to initiate litigation at least ten business days before filing suit, but such notice may not be given before the insurer has made a determination of coverage pursuant to applicable law; (iii) that the pre-suit notice must include a pre-suit settlement demand, which itemizes the damages, attorney’s fees and costs, and lists the amount in dispute; and (iv) that a prevailing party insured can recover attorney’s fees based on a statutory formula tied to the difference between the amount obtained and the pre-suit settlement offer. The impact of this legislation on our results of operations cannot be estimated at this time.

Our insurance company subsidiary is subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.

The insurance laws of many states subject homeowners insurers doing business in those states to statutory guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent homeowners insurers pay the insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer’s share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.

A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the homeowners industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy’s exclusions.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to discontinue writing some or all of its business or to withdraw from one or more lines of insurance, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our results of operations and financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant amendments to the Insurance Holding Company Act and related regulations, or the NAIC Amendments. The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include the requirement that a controlling person submit prior notice to its domiciliary insurance regulator of a divestiture of control, detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator, including states (if any) in which the insurer is commercially domiciled. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective, and many states have already done so.

In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act, or the ORSA Model Act. The ORSA Model Act, as adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report, or ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. We cannot predict the impact, if any, that any other regulatory requirements may have on our business, financial condition or results of operations.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. In December 2020, the NAIC adopted additional amendments to the Insurance Holding Company System Regulatory Act and the Insurance Holding Company System Model Regulation to provide a framework intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy. The amendments to the Model Act and Model Regulation adopt a group capital calculation and liquidity stress test. We cannot predict whether or when these amendments may be adopted by Florida or the impact, if any, that the new regulatory requirements may have on our business, financial condition or results of operation.

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, South Carolina and Virginia have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. The New York Department of Financial Services has promulgated its own Cybersecurity Requirements for Financial Services Companies that is not based upon the Insurance Data Security Model Law and requires insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. In addition, some jurisdictions, such as California, Massachusetts, and Nevada have enacted more generalized data privacy and security laws, rules and regulations that apply to certain data that we process. Although we take steps to comply with financial industry cybersecurity regulations and other data privacy and security laws and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity laws, rules and regulations could result in material regulatory actions, litigation, fines, reputational harm and other penalties. In addition, efforts to comply with new or existing cybersecurity or privacy laws, rules and regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

We are subject to payment processing risk.

We currently rely exclusively on one third-party vendor to provide credit and debit card payment processing services, and our business would be disrupted if this vendor refuses to provide these services to us and we are unable to find a suitable replacement on a timely basis or at all. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend, or at all. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

Risks Related to Our Relationship with HCI

HCI controls the direction of our business, and the concentrated ownership of our common stock will prevent you and other shareholders from influencing significant decisions.

Following the completion of this offering, our parent company, HCI, will continue to control shares representing a majority of the voting power of all of our issued and outstanding shares of common stock. Immediately after this offering, HCI will own 75,000,000 shares of our common stock, which will represent approximately        % of our total outstanding shares of common stock and voting power (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us). As long as HCI continues to control shares representing a majority of our voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval (unless supermajority approval of such matter is required), including the election of directors. Even if HCI were to control less than a majority of our voting power, HCI may be able to influence the outcome of corporate actions so long as it owns a significant portion of our voting power. If HCI does not dispose of its shares of our common stock, HCI could retain control over us for an extended period of time or indefinitely.

Investors in this offering will not be able to affect the outcome of any shareholder vote while HCI controls the majority of our voting power. Due to its ownership and rights under our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the completion of this offering, HCI will be able to control, subject to applicable law, the composition of our board of directors, which in turn will be able to control all matters affecting us, including, among other things:

•

any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	determination of our management policies;

•	determination of the composition of the committees on our board of directors;

•	our financing policy;

•	our compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with HCI;

•	changes to any other agreements that may adversely affect us;

•	our dividend policy; and

•	determinations with respect to our tax returns.

See “Description of Capital Stock.”

Because HCI’s interests may differ from ours or from those of our other shareholders, actions that HCI takes with respect to us, as our controlling shareholder, may not be favorable to us or our other shareholders.

If HCI sells a controlling interest in us to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock, and we may become subject to the control of a currently unknown third party.

Following the completion of this offering, HCI will continue to hold approximately        % of our voting power (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us). HCI will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us.

The ability of HCI to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of our shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to HCI on its private sale of our common stock it holds. Additionally, if HCI privately sells shares representing a significant portion of our common stock, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with other shareholders.

HCI’s interests may conflict with our interests and the interests of our other shareholders. Conflicts of interest between HCI and us could be resolved in a manner unfavorable to us and our other shareholders.

Various conflicts of interest between us and HCI could arise. Ownership interests of directors or officers of HCI in our common stock and ownership interests of our directors and officers in the stock of HCI, or a person’s service either as a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to us. These decisions could include:

•	corporate opportunities;

•	the impact that operating decisions for our business may have on HCI’s consolidated financial statements;

•	differences in tax positions between HCI and us, particularly in light of the tax allocation agreement among HCI and its subsidiaries, including us;

•	the impact that operating or capital decisions (including the incurrence of indebtedness) for our business may have on HCI’s current or future indebtedness or the covenants under that indebtedness;

•	future, potential commercial arrangements between HCI and us or between HCI and third parties;

•	business combinations involving us;

•	our dividend policy;

•	management stock ownership; and

•	the intercompany agreements between HCI and us.

See “Certain Relationships and Related Party Transactions.”

Furthermore, disputes may arise between HCI and us relating to our past and ongoing relationship and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefits, indemnification and other matters arising from this offering;

•	the nature, quality and pricing of services HCI agrees to provide to us;

•	sales or other disposals by HCI of all or a portion of its ownership interest in us; and

•	business combinations involving us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by HCI, we may not have the leverage to negotiate amendments to our agreements with HCI, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with HCI.

Following this offering, Paresh Patel, our president, chief executive officer and chairman of our board of directors, will continue to serve as chairman of the board of directors of HCI and as HCI’s chief executive officer. In addition, Eric Hoffman will continue to serve on our board of directors and on the board of directors of HCI following this offering. Such individuals may also own HCI common stock, options to purchase HCI common stock or other HCI equity awards. Their positions at HCI and the ownership of any HCI equity or equity awards creates, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for HCI than the decisions have for us.

Our amended and restated articles of incorporation that will be in effect immediately prior to the completion of this offering limit HCI’s and its directors’ and officers’ liability to us or you for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our amended and restated articles of incorporation that will be in effect immediately prior to the completion of this offering provide that, subject to any contractual provision to the contrary, HCI has no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do;

•	doing business with any of our customers or vendors; or

•	employing or otherwise engaging any of our officers or employees.

Under our amended and restated articles of incorporation that will be in effect immediately prior to the completion of this offering, neither HCI nor any officer or director of HCI, except as provided in our amended and restated articles of incorporation, will be liable to us or to our shareholders for breach of any fiduciary duty by reason of any of these activities.

Additionally, our amended and restated articles of incorporation that will be in effect immediately prior to the completion of this offering include a “corporate opportunity” provision in which we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors or officers who are also directors, officers, employees or other affiliates of HCI or its affiliates (except that we and our subsidiaries shall not be deemed affiliates of HCI or its affiliates for the purposes of the provision), which we refer to in this paragraph as “dual persons”, or (ii) HCI itself, and which relate to the business of HCI or may constitute a corporate opportunity for both HCI and us. Generally, neither HCI nor our directors or officers who are also dual persons will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of HCI or its affiliates, directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to HCI or its affiliates, or does not communicate information regarding such corporate opportunity to us. The corporate opportunity provision may exacerbate conflicts of interest between HCI and us because the provision effectively permits one of our directors or officers who also serves as a director, officer, employee or other affiliate of HCI to choose to direct a corporate opportunity to HCI instead of us.

HCI will not be restricted from competing with us in the insurance business, including as a result of HCI acquiring a company that operates an insurance business. Due to the significant resources of HCI, including its financial resources, name recognition and know-how resulting from the previous management of our business, HCI could have a significant competitive advantage over us should it decide to utilize these resources to engage in the type of business we conduct, which may cause our operating results and financial condition to be materially adversely affected.

We may not achieve some or all of the anticipated benefits of being a standalone public company.

We may not be able to achieve all of the anticipated strategic and financial benefits expected as a result of being a standalone public company, or such benefits may be delayed or not occur at all. These anticipated benefits include the following:

•	allowing investors to evaluate the distinct merits, performance and future prospects of our business, independent of HCI and HCI’s other businesses;

•

improving our strategic and operational flexibility and increasing management focus as we continue to implement our strategic plan and allowing us to respond more effectively to different customer needs and the competitive environment for our business;

•	allowing us to adopt a capital structure better suited to our financial profile and business needs, without competing for capital with HCI’s other businesses;

•	creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our capital stock; and

•	enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

We may not achieve the anticipated benefits of being a standalone public company for a variety of reasons, and it could adversely affect our operating results and financial condition.

The services that we receive from HCI may not be sufficient for us to operate our business, and we would likely incur material incremental costs if we lost access to HCI’s services.

Because we have not operated as an independent company, we have obtained, and will need to continue to obtain, services from HCI relating to many important corporate functions under a cost allocation agreement among HCI and its subsidiaries, including us (the “HCI Cost Allocation Agreement”). Following this offering, many of these services will continue to be governed by that agreement, under which we will be able to continue to use these HCI services for a fixed term established on a service-by-service basis. We generally will have the right to terminate a service before its stated termination date if we give notice to HCI. Partial reduction in the provision of any service will require HCI’s consent. In addition, either party will be able to terminate the HCI Cost Allocation Agreement due to a material breach of the other party, upon prior written notice, subject to limited cure periods. We will pay HCI mutually agreed-upon fees for these services, which will be based on HCI’s costs of providing the services.

If we lost access to the services provided to us by HCI under the HCI Cost Allocation Agreement, we would need to replicate or replace certain functions, systems and infrastructure. We may also need to make investments or hire additional employees to operate without the same access to HCI’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs could be subject to change.

We may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we have received in the past and will continue to receive from HCI under the HCI Cost Allocation Agreement. Additionally, if the HCI Cost Allocation Agreement is terminated, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from HCI. If we have to operate these functions separately, if we do not have our own adequate systems and business functions in place or if we are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from HCI, which may not be addressed in the HCI Cost Allocation Agreement. The level of this informal support could diminish or be eliminated following this offering.

While we are controlled by HCI, we may not have the leverage to negotiate amendments to our agreements with HCI, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Our historical financial results are not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical financial results included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future, which is primarily the result of the following factors:

•

our historical financial results reflect charges for certain support functions that are provided on a centralized basis within HCI, such as corporate administrative expenses, salaries, benefits, bonus and other expenses related to human resources services, accounting and legal services and other indirect operational costs under the HCI Cost Allocation Agreement;

•	our cost of potential future debt and our capital structure will be different from that reflected in our historical financial statements;

•	we will incur additional ongoing costs as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002; and

•	this offering may have a material effect on our relationship with our customers and our other business relationships, including vendor relationships.

Our financial condition and future results of operations could be materially different from amounts reflected in our historical financial statements included elsewhere in this prospectus, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Third parties may seek to hold us responsible for liabilities of HCI, which could result in a decrease in our income.

Third parties may seek to hold us responsible for HCI’s liabilities. If those liabilities are significant and we are ultimately held liable for them, we cannot assure that we will be able to recover the full amount of our losses from HCI.

We may be required to make cash payments to HCI for prior tax years under the Tax Allocation Agreement with HCI.

We are a party to a tax allocation agreement with HCI (the “Tax Allocation Agreement”) that requires that we pay to HCI the amount of U.S. federal income tax we would owe for each taxable year if we had filed a U.S. federal income tax return for such year as a separate company. If we incur a loss (or have unused tax credits) for a taxable year that can be carried back to prior years, HCI is required to pay us the amount of U.S. federal income tax refund we would be entitled to receive, computed on a separate company basis. If no carryback is allowed, however, HCI is obligated to pay us the amount of the reduction in the consolidated U.S. federal income taxes of HCI’s affiliated group that results from such group’s use of our losses or credits. The Tax Allocation Agreement will automatically terminate with respect to us when our membership in HCI’s affiliated group terminates following the completion of this offering, but certain rights and obligations arising under the Tax Allocation Agreement will survive termination. Following the completion of this offering, we may be required to make cash payments to HCI in respect of taxes for prior years under the Tax Allocation Agreement, which payments could harm our results of operations and financial condition.

Risks Relating to Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop following this offering.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. In addition, the market price of our common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

•	the occurrence of severe weather conditions and other catastrophes;

•	our operating and financial performance, quarterly or annual earnings relative to similar companies;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	any major change in our board of directors or senior management;

•	additional sales of our common stock by us, our directors, executive officers or principal shareholders;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our common stock;

•

exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

•	our creditworthiness, financial condition, performance, and prospects;

•	our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;

•	perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	regulatory or legal developments;

•	changes in general market, economic, and political conditions;

•	conditions or trends in our industry, geographies or customers;

•	changes in accounting standards, policies, guidance, interpretations or principles; and

•	threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Additionally, if our common stock is not listed on, or becomes delisted from, the New York Stock Exchange, or the NYSE, for any reason, and is quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock (after giving effect to the Preferred Stock Conversion) prior to completion of this offering. Accordingly, if you purchase our common stock in this offering, you will pay substantially more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $                per share in pro forma net tangible book value of our common stock. In addition, if the underwriters exercise their option to purchase additional shares from us, or if we issue additional equity securities in the future, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

We have broad discretion over the use of the net proceeds from this offering and it is possible that we will not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on                shares of our common stock outstanding (after giving effect to the Preferred Stock Conversion) as of September 30, 2021, we will have                shares of our common stock outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares from us. Our executive officers and directors, as well as holders of all of our currently outstanding shares, have entered into lock-up agreements with the underwriters under which they have agreed, or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. The underwriters may release certain shareholders from the lock-up agreements prior to the end of the lock-up period.

As a result of these agreements, and subject to the provisions of Rule 144, as promulgated under the Securities Act (“Rule 144”) or Rule 701, as promulgated under the Securities Act (“Rule 701”), shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, including the availability of current public information about us.

Sales of our common stock as restrictions end may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock. See “Shares Eligible for Future Sale.”

Some provisions of Florida law and our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the completion of this offering may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Upon the closing of this offering, our status as a Florida corporation and the anti-takeover provisions of the Florida Business Corporation Act, which we sometimes refer to as the FBCA, may discourage, delay or prevent a change in control even if a change in control would be beneficial to our shareholders.

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our board of directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

•	One hundred or more shareholders;

•	Its principal place of business, its principal office, or substantial assets within Florida; and

•	Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

•

Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

•

Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•

At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

Both the control share acquisition statute and the affiliated transactions statute may have the effect of discouraging or preventing certain change of control or takeover transactions involving us.

In addition, our amended and restated articles of incorporation and bylaws that will be in effect immediately prior to the completion of this offering contain provisions that may make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions include:

•	our board of directors is classified into three classes of directors with staggered three-year terms;

•	nothing in our amended and restated articles of incorporation precludes future issuances without shareholder approval of the authorized but unissued shares of our common stock;

•	advance notice procedures apply for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

•	our shareholders will only be able to take action at a meeting of shareholders and not by written consent;

•

a special meeting of shareholders can only be called by our chairman of the board of directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our board of directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at the special meeting of shareholders;

•	no provision in our amended and restated articles of incorporation or bylaws provides for cumulative voting, which limits the ability of minority shareholders to elect director candidates;

•	directors will only be able to be removed for cause;

•

our amended and restated articles of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

•	certain litigation against us can only be brought in Florida.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Applicable insurance laws may make it difficult to effect a change of control.

TypTap Insurance Company is domiciled in Florida, and, pursuant to Section 628.461 of the Florida Statutes, generally no person may acquire a controlling interest, whether by purchase of 10% or more of TypTap Insurance Company’s or our (as its parent company) voting securities or otherwise, unless the acquiring person gives prior notice to the insurer and has received prior approval from the Florida Office of Insurance Regulation. Under Florida insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. This requirement may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of us, including through transactions that some or all of the shareholders might consider to be desirable. See also “Regulation — Changes of Control.”

Our bylaws that will be in effect immediately prior to the completion of this offering designates the state courts located within the state of Florida as the exclusive forum for substantially all disputes between us and our shareholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our bylaws that will be in effect immediately prior to the completion of this offering provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action arising pursuant to any provision of the FBCA, our amended and restated articles of incorporation or our bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the state of Florida (or, if a state court located within the state of Florida does not have jurisdiction, the federal district court for the Middle District of Florida); provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our bylaws that will be in effect immediately prior to the completion of this offering also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our bylaws related to choice of forum. The choice of forum provisions in our bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Additionally, the enforceability of choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be required to present only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement for its initial public offering;

•

be exempt from compliance with the requirement that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•

be exempt from compliance with any requirement that the PCAOB may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	be exempt from the “say on pay,” “say when on pay,” and “say on golden parachute” non-binding advisory vote requirements; and

•

be exempt from certain disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company.

At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance subsidiary’s ability to pay dividends to us is restricted by law.

We are a holding company that transacts all of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiary to pay dividends to us.

Payments of dividends by our insurance subsidiary are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. The limitations are based on income and surplus determined in accordance with statutory accounting principles, not U.S. generally accepted accounting principles. In addition, our insurance subsidiary could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance subsidiary may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance subsidiary to make dividend payments and we may not receive dividends in the amounts necessary to meet our obligations. See “Regulation — Restrictions on Paying Dividends.”

We do not currently expect to pay any cash dividends on our common stock.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant. See “Dividend Policy.”

Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities or our subsidiaries. Accordingly, if you purchase shares of our common stock in this offering, realization of a gain on your investment will depend on the appreciation of the price of shares of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 and the listing standards of the NYSE, may strain our resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, certain members of our management team have limited experience managing a public company.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002, and the listing standards of the NYSE. These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of shareholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The NYSE will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and the NYSE requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

We expect these reporting and corporate governance rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Certain members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

General Risks

Future acquisitions of other insurance companies’ books of business or other investments could disrupt our business and harm our financial condition.

In the future we may selectively pursue acquisitions of other insurance carriers’ books of business or other investments that we believe will help us increase our scale and expand nationally. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks of or related to the acquired book of business or investment. The process of acquiring a book of business can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:

•	intense competition for suitable targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	inadequacy of reserves for losses and loss adjustment expenses;

•	failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

•	regulatory conditions attached to the approval of the acquisition or investment and other regulatory hurdles;

•	a need for additional capital that was not anticipated at the time of the acquisition;

•	anticipated benefits not materializing or being lower than anticipated;

•	diversion of management time and focus from operating our business to addressing integration challenges;

•	transition of the acquired customers;

•	difficulties in integrating the technologies, operations, existing contracts and personnel;

•	retention of employees or business partners;

•	cultural challenges associated with integrating employees into our organization;

•	integration of accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	coordination of product development and sales and marketing functions;

•	theft of our trade secrets or confidential information that we share with potential candidates;

•	risk that an acquired business or investment cannibalizes a portion of our existing business;

•	adverse market reaction to an acquisition; and

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement, misappropriation and other claims, violations of laws and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated and combined balance sheet, any of which could seriously harm our business.

If securities or industry analysts cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We cannot provide any assurance that analysts will continue to cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential”, or “continue” or the negative of these terms or other similar expressions. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to, the following:

•	we may not become profitable or maintain profitability in the future;

•	we may lose existing customers or fail to acquire new customers;

•	our expansion within the United States will subject us to additional costs and risks, and our plans may not be successful;

•	our brand may not become as widely known or accepted as existing insurance companies’ brands or the brand may become tarnished;

•	our future growth and profitability depends in part on our ability to successfully operate in an insurance industry that is highly competitive;

•	our ability to engage and retain independent insurance agents and independent insurance agency networks to sell our insurance policies;

•	risks related to competition, competitive pressures, the cyclical nature of the homeowners and flood insurance industry, as well as insurance industry developments and market conditions;

•	the impact of HCI’s control of the direction of our business and the inability of our other shareholders to influence significant decisions as a result of HCI’s control;

•	our ability to continuously develop and improve our proprietary platform, including developing and implementing new features and analytical models;

•

risks related to our use of third-party data, including potential harm caused by loss, misappropriation or unauthorized disclosure of or access to our data, including personal data, and compromises in cybersecurity;

•	we may not continue to grow at historical rates in the future;

•	our ability to appropriately price the risks we underwrite;

•	our ability to effectively utilize our risk mitigation strategies and loss limitation methods;

•

risks related to emerging claim and coverage issues and insurance industry trends, such as increased litigation, expanded covered causes of loss, rising jury awards and the escalation of loss severity;

•	reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies;

•

we are subject to extensive regulation and any failure to comply in full or part with regulatory requirements may result in fines, revocation or suspension of our license to operate in one or more jurisdictions or other penalties;

•	risks that HCI’s interests may conflict with our interests and the interests of our other shareholders;

•	risks associated with severe weather events and other catastrophes;

•	our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect, defend and enforce them could reduce the value of our products and brand;

•

an unauthorized disclosure or loss of policyholder or employee data or information or other sensitive, confidential or personal information, including by cyber-attack or other security breach, or a suspected or actual violation of applicable data privacy or protection laws, regulations or other obligations, could cause a loss of data or information giving rise to remediation or other expenses, and expose us to liability under such obligations, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Given the risks and uncertainties set forth in this prospectus, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by federal securities laws, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

USE OF PROCEEDS

The net proceeds to us from the sale of shares of common stock by us in this offering will be approximately $                million, assuming an initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, software development, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses or technologies. However, currently we do not have agreements or commitments for any material acquisitions or investments.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Additionally, we are a holding company that transacts all of our business through operating subsidiaries. Consequently, our ability to pay dividends to shareholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our insurance subsidiary to declare shareholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. See “Regulation — Restrictions on Paying Dividends.”

Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors — Risks Relating to Ownership of Our Common Stock — We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance subsidiary’s ability to pay dividends to us is restricted by law” and  —  “We do not currently expect to pay any cash dividends on our common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our total capitalization, as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated articles of incorporation, which will occur immediately prior to the completion of this offering, and (ii) the Preferred Stock Conversion, as if it had occurred on June 30, 2020; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the receipt of the estimated net proceeds from the sale and issuance by us of                shares of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us) at an assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated and combined financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$200,831	$	$

Redeemable Series A preferred stock, par value $0.001; 37,502,000 shares authorized and 10,000,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	88,071	—		—
Stockholders’ equity:
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.001; 183,000,000 shares authorized and 81,090,585 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	81
Additional paid-in capital	58,178
Retained deficits	(14,678)
Accumulated other comprehensive income, net of taxes	182
Total stockholders’ equity	43,763

Total capitalization	$131,834		$

(1)

A $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease each of cash, additional paid-in-capital and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and common stock in stockholders’ equity (deficit) by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2021, was approximately $37,487,000, or $0.46 per share (after giving effect to the Preferred Stock Conversion). After giving effect to the sale by us of                shares of our common stock in this offering and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2021, would have been $                million, or $                per share. This represents an immediate increase in pro forma net tangible book value of $                per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $                per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$0.46

Increase per share attributable to new investors purchasing shares of common stock in this offering
Pro forma net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to new common stock investors in this offering		$

The following table presents, on a pro forma basis as of June 30, 2021, after giving effect to the sale by us of shares of our common stock in this offering, the difference between the directors, officers and their affiliates and the new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by such persons during the last five years and new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
($ in millions)
Directors, officers and their affiliates		%	$	%	$

New investors		%		%

Total		%	$	%

If the underwriters exercise in full their option to purchase                additional shares of our common stock from us in this offering, the pro forma net tangible book value (deficit) per share after this offering would be $                per share and the dilution to new investors in this offering would be $                per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately                shares of our common stock, or approximately    % of the total number of shares of our common stock outstanding after this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which TypTap’s management believes is relevant to an assessment and understanding of TypTap’s consolidated and combined results of operations and financial condition. You should read the following discussion and analysis of TypTap’s consolidated and combined results of operations and financial condition together with TypTap’s consolidated and combined financial statements and related notes and other information included elsewhere in this prospectus.

In addition to historical financial information, this discussion contains forward-looking statements based upon TypTap’s current expectations that involve risks and uncertainties. TypTap’s actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

All dollar balances presented in this section are in US thousands, unless otherwise noted.

Overview

TypTap is a rapidly growing technology-driven insurance company that leverages extensive data and AI-enabled analytics to better select and price homeowners insurance risk. We have a successful track record of profitable underwriting, with loss ratios better than the overall homeowners industry average, and offer our insurance agents a frictionless full-stack digital technology platform that provides policyholders with a better purchase and claims experience. We achieve this through a comprehensive suite of technology solutions to manage the end-to-end insurance process, from risk selection and underwriting to accelerated quoting to claims management.

The $110 billion U.S. homeowners insurance market is a large market with attractive industry dynamics and a strong growth outlook. We believe it is also a good candidate for technology-driven innovation. For decades, the insurance industry has underinvested in technology and is thus dependent on inefficient legacy systems. This has led to mispriced risk and high loss ratios, low policyholder satisfaction scores, and a frustrating agent experience. While many companies have attempted to take a more tech-forward approach to insurance in recent years, they typically lack sustainable unit economics and fail to address the biggest inefficiencies in the industry – high claims costs, which contributes to 73% of total costs for an insurance carrier.

While many insurance companies have accepted current loss ratios as a relatively fixed component of the insurance company cost structure, we have developed technology that allows us to improve on this. Our strategy is simple – use our data-driven underwriting technology to identify and price the best risks that we determine have the lowest probability of a claim and achieve a desired level of underwriting profitability, leading to a sustainable loss ratio advantage over competitors. With the help of a better and more efficient experience for agents and policyholders, we achieve high retention and strong agent alignment, that enable us to rapidly scale up.

While the first wave of Insurtech companies focused primarily on customer experience and lowering distribution costs as opposed to improving underwriting, we are focused on the entire value chain – using technology to lower claims costs, creating a compelling agent value proposition to scale the business and a customer experience that creates high retention. We see our business model as the future of Insurtech, driving a positive flywheel and profitable underwriting results as it scales. Our data-driven underwriting platform gives us the ability to source and analyze up to 1,000 different home characteristics, allowing us to price and bind at the individual home level with lower claims probability – in less than 5 minutes. When losses do occur, our claims management software proactively helps us manage our claims adjustment costs. Our digitally enhanced user interfaces were also designed to keep our agents and policyholders happy, aligning incentives and driving increased efficiencies throughout the process.

TypTap’s business was incubated in 2016 as a subsidiary of HCI Group, Inc., or HCI (NYSE: HCI), a publicly-listed insurance holding company. We chose to develop and test our underwriting technology in Florida, a complex yet attractive homeowners insurance market with a total addressable homeowners insurance market of $11 billion. Since then, we have continued to refine our technology and improve our underwriting platform. After developing a market leading underwriting track record in Florida, we have begun to execute on a national growth strategy and are writing policies in seven states as of August 2021.

TypTap’s competitive advantage is derived from our internally developed technology suite that provides advanced analytics, comprehensive end-to-end insurance lifecycle management, and an agent-facing user interface that prioritizes policyholder ease-of-use and empowers independent insurance agents:

•

We use differentiated data and proprietary analytics to create better results: Underwriting home insurance is complex, with many individual data factors contributing to underwriting risk, including roof type, roof shape, home elevation, square footage, presence of a pool, geography, and building material, to name just a few. We spent four years developing, testing, and refining our AI-enabled data warehousing solution before writing our first residential flood insurance policy in 2016. We continued to improve the data engine and risk selection algorithm before launching our homeowners insurance offering in 2017, giving us the confidence that we had a solution that worked by the time we launched. Our data-driven and analytical approach provides us with a differentiated understanding of how to underwrite and price for unique risk characteristics on an individual home basis. This results in loss ratios that have been better than industry average by over 25 percentage points. As we collect more data, we will continue to refine our underwriting model and algorithms through an iterative analytic process.

•

We empower independent insurance agents to create a better insurance purchasing experience: Independent agents are a valuable component of our business model. We expect them to continue to control insurance distribution over the direct-to-consumer channel in the foreseeable future. We have designed our technology to empower agents to spend more time acquiring new customers and less time on the inefficiencies that cause friction in the insurance selling and management process. Our easy-to-use digital agent portal, instant quote technology, efficient binding and ongoing document management, competitive prices, consistent renewal decisions, user friendly claims management software, and competitive commissions all add value for our agents. Our platform drives increased agent adoption, with our current target agent cohort increasing their TypTap book of business by 175% between 2020 and 2021.

•

We have designed our platform for a better policy-holder experience, with ease of use in mind: Our online quoting platform is designed for ease of use and efficiency for both the agent and policyholder. We come to an underwriting decision in minutes without extensive and tedious data collection from the policyholder and price the policy accurately at inception to ensure stability of coverage and price. Our claims technology is also designed for a transparent and user-friendly experience and gives us the ability to be proactive in the claims process, including by engaging with our policyholders.

•

We have developed fully integrated technology solutions and processes to better manage the end-to-end insurance lifecycle: Our scalable, full-stack technology platform is internally developed and designed to be easily adapted to evolving agent and policyholder needs. Our technology improves risk selection, enables faster quoting and a better agent and policyholder experience, and efficiently manages the claims process, driving operating efficiencies and accelerating our growth as we scale

•

We use reinsurance as a tool to protect our balance sheet and for efficient capital management: We purchase excess-of loss reinsurance and optimize for both frequency and severity as well as specific geography perils. Historically we have purchased reinsurance in excess of what is required by regulators to create the appropriate protection for our business. We enjoy support from a diverse panel of over 65 highly rated reinsurance providers across the US, Europe and Asia. Our technology platform has helped create transparency and a favorable economic outcome for our reinsurance providers.

These key differentiated strengths – our high quality data and analytics to power our risk selection, our ability to empower and create strong alignment with independent agents, our policyholder experience, and our comprehensive technology platform – have allowed us to build a sustainable business model for profitable growth. We have a strong track record of achieving both high growth and underwriting profitability using this model and will continue to expand on these key competitive advantages as we expand geographically.

We have also built our business with a capital-efficient strategy in mind. To date, we have only received $177 million of external capital in our business (which includes the $100 million investment by Centerbridge Partners, L. P. in the February 2021). TypTap’s rapid growth and strong value proposition are driven primarily by our intellectual property, technology platform, and operational excellence. Our track record of sourcing and retaining profitable business allows us to use reinsurance primarily to manage our balance sheet and earnings volatility.

The execution of our future expansion strategy into new states is key to going after our total addressable market opportunity. Our operational success to date and ability to identify unique localized risk characteristics, as evidenced by our success in current markets, has laid the foundation to expand nationwide, where we will leverage our institutional track record and superior technology to generate strong premium growth with attractive underwriting results.

We had gross premiums earned of $78.8 million and $30.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and gross premiums earned of $67.8 million for the six months ended June 30, 2021. We incurred net losses of $12.4 million and $6.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and a net loss of $6.8 million for the six months ended June 30, 2021. We may incur losses in the future for a number of reasons, including as a result of investments in the development and expansion of our business.

Our Business Model

Our goal is to leverage our data analytics and technology to solve for the three key drivers of success in insurance – underwriting outcomes, agent alignment, and policyholder experience. We believe our technology advantage creates a proven and sustainable business model where high growth and profitability are not mutually exclusive.

TypTap has grown rapidly over the last five years, as agents and prospective policyholders discover the simplicity, ease of use, and speed of our platform. In-force premiums exceeded $100 million at the end of 2020, and by June of 2021, in-force premiums exceeded $201 million, which includes $61 million of United Property & Casualty Insurance Company’s premiums (see “Results of Operations — Comparison of the Three and Six Months Ended June 30, 2021 and 2020” below), with both growth milestones achieved ahead of our announced goals. We also achieved these growth objectives without having to sacrifice our underwriting standards or profitability targets. After testing our underwriting platform in the Florida market, a relatively difficult state to profitably write homeowners insurance, we have gained confidence that the technology, underwriting algorithms, and processes that we have built differentiate us from our peers and will help us as we scale and expand nationally.

Our success is defined by our key competitive strengths – data and analytics, agent relationships, policyholder experience, and technology solutions – that have helped us create a product, experience, and financial outcome that is truly differentiated from the industry.

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors.

•

Underwriting performance and continued investments in our technology. We leverage data, technology, and artificial intelligence to help manage risk. For instance, we leverage dynamic data sources obtained through various sources, and we use advanced statistical methods to model that data into our pricing algorithm. We expect to improve our ability to manage risk and price risk accurately over time as we incorporate new external data sources and utilize the experience gained over time with our own customer base. We expect this to lead to better underwriting, lower loss frequency, and, adjusting for weather-related events, lower loss ratios over time. Our success in this area depends on our ability to incorporate new data sources as they become available and to use them to improve our ability to accurately and competitively price risk.

•

Continued interaction with our agent network. We are selective not only in the risks we underwrite, but in the agents we choose to sell our policies. We continuously monitor our network of agents – by tracking system use, analyzing quoting activity and results, and evaluating agent buy-in metrics – to strengthen relationships with and direct more business to our best-performing agents while phasing out under-performing ones. The AI-enabled technology works best when our agents’ incentives are aligned with ours, and we carefully manage our agent force to ensure we only work with those that are sending us quality policyholders to help us write profitable business.

•

National expansion strategy. We believe that national expansion will be a key driver of the long-term growth and success of our business. As of December 31, 2020, we were authorized to provide property and casualty insurance in the states of Florida, Indiana, Mississippi, Montana, Nevada, South Carolina, South Dakota, and Utah. Since December 31, 2021, we have expanded our ability to sell property and casualty insurance to Connecticut, Georgia, Iowa, Massachusetts, Michigan, New Mexico, Rhode Island, and West Virginia. We expect to apply our highly scalable model nationally, with a tailored approach to each state that is driven by the regulatory environment and local market dynamics. We hope to expand rapidly and efficiently across different geographies while maintaining a high level of control over the specific strategy within each state. State expansion should create a broader base from which to grow premiums while increasing the geographic diversity in our customer base and related insured risks. We believe that increased geographic diversity will also improve our ability to secure attractive terms from reinsurers, which would improve our overall cost structure and profitability.

Seasonality

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, typically occur during the period from June 1st through November 30th of each year. Winter storms in the Northeast usually occur during the period between December 1st and March 31st of each year. Also, with our reinsurance agreements typically effective as of June 1st of each year, any variation in the cost of our reinsurance, whether due to changes in reinsurance rates or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning on June 1st of each year.

Reinsurance

We seek to reduce our exposure to losses that may arise from catastrophes or other events by reinsuring certain levels of risk with other insurance enterprises or reinsurers. Under this strategy, we purchase reinsurance annually or as deemed appropriate, taking into consideration probable loss scenarios and reinsurance market conditions. We contract with a number of reinsurers to secure our annual reinsurance coverage, which generally becomes effective June 1st each year.

Currently, TypTap cedes a portion of its homeowners and flood insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and currently one quota share reinsurance agreement. Ceded premiums under most catastrophe excess of loss reinsurance agreements, which is the primary form of reinsurance used by us, are subject to revision resulting from subsequent adjustment to total insured value. Under the terms of the quota share reinsurance agreement, we are entitled to a 30% ceding commission on ceded premiums written.

TypTap also participates in reinsurance contracts with affiliates. The reinsurance allocation method is governed by HCI’s reinsurance allocation agreement, which states that each cedant’s retention and reinsurer’s limit of liability for a loss occurrence is apportioned based on the amount of loss contributed to that occurrence. The reinsurance allocation agreement also states that the reinsurance premium shall be apportioned to each company in the same proportion that the company’s premium subject to the reinsurance agreement bears to the total premium subject to the reinsurance agreement. See Note 22 — “Related Party Transactions.” to TypTap’s audited consolidated and combined financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Under all reinsurance agreements, TypTap ceded 37% and 36% of its gross premiums earned to reinsurers for the years ended December 31, 2020, and 2019, respectively. For the six months ended June 30, 2021 and 2020, TypTap ceded 33% and 25%, respectively, of its gross premiums earned to reinsurers. Our actual ceded loss was only 1.7% and 1.3% of ceded premium for the years ended December 31, 2020 and 2019, respectively – a result of our robust underwriting performance.

This reinsurance strategy also helps support our growth, as third-party reinsurance helps decrease the statutory capital required to support new business growth. As a result, we expect to be able to grow at an accelerated pace with lower capital investments upfront than we would otherwise require. We have a successful track record of securing such reinsurance, providing a solid foundation for what we believe to be a long-term, sustainable model. As our business scales, we expect to have the flexibility to reduce our quota share levels to retain more of our gross business for our shareholders.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. As a provider of homeowners insurance, TypTap continually prepares for disasters and catastrophic events, including events that could disrupt business continuity. As a result, we were able to quickly adjust our technologies and infrastructure to support a remote workforce and maintain business continuity. TypTap has not experienced and, at present, does not foresee a direct material impact from the outbreak of COVID-19 in terms of increased claims, losses, or uncollectability of premiums. As the COVID-19 pandemic continues to persist, and new variants emerge, like the Delta Variant, there is still uncertainty as to whether the pandemic will have a future material impact on our business, financial condition, liquidity, or results of operations.

Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as determined by the Financial Accounting Standards Board Accounting Standards Codification and pursuant to the regulations of the SEC.

Key Performance Indicators

As we make strategic decisions, measure our performance, evaluate our business, and identify trends in our business, we review a number of metrics, including the following key operating and financial performance indicators.

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in thousands,)	2021	2020	2021	2020
Gross written premium	$60,755	$16,964	$105,615	$35,359
Gross premiums earned	$39,000	$18,380	$67,811	$34,975
Policies in force	44,585	31,715	44,585	31,715
In-force premiums	$140,155	$75,531	$140,155	$75,531
Premiums per policy	$3.144	$2.382	$3.144	$2.382
Gross loss ratio	42.2%	45.7%	42.4%	42.9%
Adjusted gross profit	$8,582	$4,497	$14,712	$10,553
Adjusted gross profit margin	22.0%	24.5%	21.7%	30.2%
Adjusted EBITDA	$(5,246)	$(1,885)	$(9,416)	$(2,531)
Adjusted EBITDA margin	(13.5)%	(10.3)%	(13.9)%	(7.2)%

	Year Ended December 31,
(dollars in thousands)	2020	2019
Gross written premium	$104,855	$60,272
Gross premiums earned	$78,836	$30,904
Policies in force	37,196	25,540
In-force premiums	$105,420	$59,591
Premiums per policy	$2.834	$2.333
Gross loss ratio	43.8%	28.0%
Adjusted gross profit	$13,703	$9,498
Adjusted gross profit margin	17.4%	30.7%
Adjusted EBITDA	$(14,345)	$(8,390)
Adjusted EBITDA margin	(18.2)%	(27.1)%

Key Financial Terms

Gross Written Premium

Gross written premium is the amount received or to be received for insurance policies written or assumed by us as an insurance company, without reduction for policy acquisition costs, reinsurance costs, or other deductions. In addition, gross written premium includes amounts received from reinsurance we provide to others. The volume of our gross written premium in any given period is generally influenced by:

•	New business submissions;

•	Binding of new business submissions into policies;

•	Bound policies going effective;

•	Renewals of existing policies; and

•	Average size and premium rate of bound policies.

We use gross written premium to manage our business because we believe that it reflects the business volume and economic benefit generated by our customer acquisition activities, which along with our underlying underwriting and claims operations are the key drivers of our future profit opportunities.

Gross Premiums Earned

Gross premiums earned represents the earned portion of our gross written premium. Our insurance policies generally have a term of one year, and premium is earned pro rata over the term of the policy. We view this as an important metric as it allows us to evaluate our growth prior to the impacts of ceded reinsurance.

Policies in Force

Policies in force is defined as the number of current and active policyholders written by us as of the period end date. We view policies in force as an important metric to assess our financial performance because policy growth drives revenue growth, expands brand awareness, and deepens market penetration.

In-force Premiums

In-force premiums is defined as gross written premium per policy multiplied by policies in force as of the period end date. We view in-force premiums as an estimate of annualized run rate of gross written premium as of a given period. We view this as an important metric because it is an indicator of the size of our portfolio of policies, as well as an indicator of the expected earned premium over the coming 12 months given our historical retention rates. In-force premiums is not, however, necessarily an accurate metric to forecast of future revenue nor is it a reliable indicator of revenue expected to be earned in any given period in light of our historically high-growth rates that can yield much higher revenues and the possibility of higher than expected policy cancellation. We believe that our calculation of in-force premiums is useful to investors because it captures the impact of growth in customers and premiums per policy at the end of each reported period, without adjusting for known or projected policy updates, cancellations, and non-renewals.

Premiums per Policy

Premiums per policy is in-force premiums divided by policies in force. We view gross written premium per policy as an important metric which provides information as to the average size of our insured relationships. Growth in the metric can be indicative of increased coverages offered to our customers.

Gross Loss Ratio

We define gross loss ratio as the ratio of gross losses and loss adjustment expenses to gross premiums earned during the period. We view gross loss ratio as an important metric because it is a commonly used ratio in the insurance industry regarding the loss experience, which can be compared to our peers.

Adjusted Gross Profit

We define adjusted gross profit, a non-GAAP financial measure, as follows:

•	Total revenue, minus;

•	Loss and loss adjustment expenses, minus;

•	Other insurance related expenses, minus;

•	Net investment income, minus;

•	Net realized gains and losses, minus;

•	Unrealized gains and losses, minus;

•	Income associated with license fee.

Other insurance related expenses include amortized premium taxes, credit card processing fees, and home inspection costs. All policy acquisition commission costs are included in policy acquisition and other underwriting expenses and are excluded from adjusted gross profit. After these adjustments, we believe the resulting calculation is inclusive of all costs of revenue incurred to successfully service a policy, irrespective of how it was sourced or acquired.

See “— Non-GAAP Financial Measures” for a reconciliation of total revenue to adjusted gross profit.

Adjusted Gross Profit Margin

We define adjusted gross profit margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of adjusted gross profit to gross premiums earned. See “— Non-GAAP Financial Measures.”

Adjusted EBITDA

We define adjusted EBITDA, a non-GAAP financial measure, as net loss excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income, and other transactions that we would consider to be unique in nature. See “— Non-GAAP Financial Measures” for a reconciliation of net loss to adjusted EBITDA in accordance with GAAP.

Adjusted EBITDA Margin

We define adjusted EBITDA margin, a non-GAAP financial measure, expressed a percentage, as the ratio of adjusted EBITDA to gross premiums earned. See “— Non-GAAP Financial Measures.”

Components of Results of Operations

Revenue

Gross Premiums Earned

Gross premiums earned represents the earned portion of our gross written premium. Our insurance policies generally have a term of one year, and premium is earned pro rata over the term of the policy.

Premiums Ceded

Premiums ceded represents the amount of gross premiums earned that are ceded to reinsurers. We enter into reinsurance contracts to attempt to limit our exposure to potential losses as well as to provide additional capacity for growth. Premiums ceded are treated as a reduction of gross premiums earned during a specific period of time over the reinsurance contract period in proportion to the period of risk covered. The volume of our premiums ceded is impacted by policy exposures reflected in gross premiums earned, pricing and availability of reinsurance, and decisions we make to increase or decrease retention levels.

Net Premiums Earned

Net premiums earned represents the earned portion of our gross written premium for insurance policies written or assumed by us, less premiums ceded (any portion of our gross written premium that is ceded to third-party reinsurers under our reinsurance agreements). We earn written premiums on a pro-rata basis over the term of the policies.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities and short-term investments, and dividends received on investments in equity securities. Our invested assets primarily consist of cash, fixed-maturity securities, and equity securities. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio.

Net Realized Investment Gains or Losses

Net realized investment gains or losses are a function of the difference between the amount received by us upon the sale of a security and the security’s amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Net Unrealized Investment Gains or Losses

Net unrealized investment gains or losses represent the net change in the fair value of equity securities during a period.

Policy Fee Income

Policy fee income represents income from nonrefundable fees for insurance coverage, which is intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fee income is recognized ratably over the policy coverage period.

Other

Other income represents income from fees charged to policyholders for the use of installment payment options and from software license fees.

Expenses

Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses represent the costs incurred for losses net of amounts ceded to reinsurers and include management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to us, which are based on actuarial assumptions and management judgement.

Policy Acquisition and Other Underwriting Expenses

Policy acquisition and other underwriting expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred upon the successful acquisition of business written on a direct basis.

General and Administrative Personnel Expenses

General and administrative personnel expenses primarily consist of employee compensation, including stock-based compensation and benefits for our finance, human resources, legal, and general management functions, as well as facilities and professional services. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC and other regulatory bodies, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Interest Expense

Interest expense primarily relates to interest expense attributable to two loans from our parent company, HCI Group, Inc.

Other Operating Expenses

Other operating expenses primarily consist of professional fees, bank fees, costs of information technology support services, overhead allocated from our parent company, and fees for services received from affiliated companies. We expect to incur incremental operating expenses to support our plans to expand our operations nationwide.

RESULTS OF OPERATIONS

The company identifies its segments based on managerial emphasis, organizational structure and revenue source. The company identifies three reportable segments: insurance operations, information technology, and corporate. The insurance operations segment represents the homeowners and flood insurance operations of TypTap Insurance Company, together with TypTap Management Company, its managing general agent. The information technology segment represents the operations of technology companies Exzeo USA, Inc. and Cypress Tech Development Company, which owns Exzeo Software Private Limited. The corporate segment represents the activities of holding company TypTap Insurance Group. The determination of segments may change over time due to changes in operational emphasis, revenues, and results of operations.

Comparison of the Three and Six Months Ended June 30, 2021 and 2020

For the three months ended June 30, 2021 and 2020, revenue from the company’s insurance operations before intracompany elimination represented 96.9% and 96.6%, respectively, and revenue from the information technology segment before intracompany elimination represented 3.1% and 3.4%, respectively, of total revenue of all operating segments. For the six months ended June 30, 2021 and 2020, revenues from the company’s insurance operations before intracompany elimination represented 97.0% and 96.0%, respectively, and revenues from the information technology segment before intracompany elimination represented 3.0% and 4.0%, respectively, of total revenues of all operating segments. See Note 10 – “Segment Information” to TypTap’s unaudited consolidated and combined financial statements for the three and six months ended June 30, 2021 and 2020 included elsewhere in this prospectus. As the information technology segment is largely comprised of personnel and other related costs, no further discussion has been included.

The company and its affiliate, Homeowners Choice Property & Casualty Insurance Company, Inc., entered into a quota share reinsurance agreement in June 2021 to provide 100% reinsurance on all in-force, new and renewal policies of United Property & Casualty Insurance Company (“United”) in the states of Connecticut, Massachusetts, New Jersey and Rhode Island. The agreement is effective June 1, 2021 and continues through May 31, 2022. Under the agreement, TypTap and Homeowners Choice each assume 50% of the business and pay United a ceding commission of 24% of premium.

The following table presents our unaudited consolidated and combined statement of operations for the three months ended June 30, 2021 and 2020, and the dollar and percentage change between the two periods. Note that all amounts presented are in US thousands, unless otherwise noted:

	Three Months Ended June 30,
(in thousands, except per share amount)	2021	2020	Change	% Change
Revenue
Gross premiums earned	$39,000	$18,380	$20,620	112%
Premiums ceded	(12,585)	(5,114)	(7,471)	146%

Net premiums earned	26,415	13,266	13,149	99%
Net investment income	107	189	(82)	-43%
Net realized investment gains (losses)	354	120	234	N.M.
Net unrealized investment gains (losses) on equity securities	33	181	(148)	N.M.
Policy fee income	291	194	97	50%
Other	474	19	455	2395%

Total revenue	27,674	13,969	13,705	98%

Expenses
Losses and loss adjustment expenses	16,439	8,398	8,041	96%
Policy acquisition and other underwriting expenses	7,573	3,083	4,490	146%
General and administrative personnel expenses	4,483	2,635	1,848	70%
Interest expense	—	1	(1)	N.M.
Other operating expenses	3,663	1,892	1,771	94%

Total expenses	32,158	16,009	16,149	101%

Loss before income taxes	(4,484)	(2,040)	(2,444)	120%
Income tax benefit	(838)	(498)	(340)	68%

Net loss	(3,646)	(1,542)	(2,104)	136%
Redeemable preferred stock dividends	(2,179)	—	(2,179)	-100%

Net loss attributable to common shareholders	$(5,825)	$(1,542)	$(4,283)	278%

Basic loss per share	$(0.07)	$(0.02)	$(0.05)	250%

N.M.—Percentage change not qualitatively meaningful

The following table presents our unaudited consolidated and combined statement of operations for the six months ended June 30, 2021 and 2020, and the dollar and percentage change between the two periods. Note that all amounts presented are in US thousands, unless otherwise noted:

	Six Months Ended June 30,
(in thousands, except per share amount)	2021	2020	Change	% Change
Revenue
Gross premiums earned	$67,811	$34,975	$32,836	94%
Premiums ceded	(22,094)	(8,907)	(13,187)	148%
Net premiums earned	45,717	26,068	19,649	75%
Net investment income	232	520	(288)	-55%
Net realized investment gains (losses)	505	(269)	774	N.M.
Net unrealized investment gains (losses) on equity securities	93	(231)	324	N.M.
Policy fee income	549	373	176	47%
Other	650	63	587	932%

Total revenue	47,746	26,524	21,222	80%

Expenses
Losses and loss adjustment expenses	28,751	14,638	14,113	96%
Policy acquisition and other underwriting expenses	13,252	6,574	6,678	102%
General and administrative personnel expenses	7,112	5,347	1,765	33%
Interest expense	90	1	89	N.M.
Other operating expenses	6,810	3,911	2,899	74%

Total expenses	56,015	30,471	25,544	84%

Loss before income taxes	(8,269)	(3,947)	(4,322)	110%
Income tax benefit	(1,473)	(939)	(534)	57%

Net loss	(6,796)	(3,008)	(3,788)	126%
Redeemable preferred stock dividends	(2,973)	—	(2,973)	-100%

Net loss attributable to common shareholders	$(9,769)	$(3,008)	$(6,761)	225%

Basic loss per share	$(0.12)	$(0.04)	$(0.08)	200%

N.M.—Percentage change not qualitatively meaningful

Revenue

Gross Premiums Earned

Gross premiums earned increased $32,836, or 94%, from $34,975 for the six months ended June 30, 2020 to $67,811 for the six months ended June 30, 2021, and increased $20,620, or 112%, from $18,380 for the three months ended June 30, 2020 to $39,000 for the three months ended June 30, 2021. The increases in both periods were primarily attributable to the new business assumed from United and increased policies in force from growth in the company’s business.

Premiums Ceded

Premiums ceded for the six-months periods June 30, 2021 and 2020 were $22,094 and $8,907, respectively, representing 33% and 25%, respectively, of gross premiums earned. Premiums ceded for the three-months periods June 30, 2021 and 2020 were $12,585 and $5,114, respectively, representing 32% and 28%, respectively, of gross premiums earned. Our premiums ceded represent costs of reinsurance to cover potential losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance agreements or to assume a proportional share of losses defined in a quota share arrangement. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned. The six-months period increase of $13,187 and the three-months period increase of $7,471 were primarily attributable to higher reinsurance costs for the 2021 contract year due to increased total insured value as a result of premium growth and expansion.

Net Premiums Earned

Net premiums earned for the six months ended June 30, 2021 and 2020 were $45,717 and $26,068, respectively, and for the three months ended June 30, 2021 and 2020 were $26,415 and $13,266, respectively, which reflect gross premiums earned less reinsurance costs as described above.

Net Investment Income

Net investment income decreased $288, or 55%, from $520 for the six months ended June 30, 2020 to $232 for the six months ended June 30, 2021. The decrease was primarily attributable to lower interest rates on cash and fixed maturity securities during the first six month of 2021.

Policy Fee Income

Policy fee income increased $176, or 47%, from $373 for the six months ended June 30, 2020 to $549 for the six months ended June 30, 2021, which was primarily attributable to increased policies in force from growth in the company’s business.

Other

Other income increased $587, or 932%, from $63 for the six months ended June 30, 2020 to $650 for the six months ended June 30, 2021. The increase was primarily attributable to software license revenue charged to affiliates starting in March 2021.

Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses for the six months ended June 30, 2021 and 2020 were $28,751 and $14,638, respectively, and for the three months ended June 30, 2021 and 2020 were $16,439 and $8,398, respectively. The increases in both periods were attributable to the growth of our policies in force and losses from the reinsurance of the United policies starting June 1, 2021.

Policy Acquisition and Other Underwriting Expenses

Total amortized policy acquisition commission expenses increased $5,605 from $5,686 for the six months ended June 30, 2020 to $11,291 for the six months ended June 30, 2021 reflecting the organic growth of our policies in force. Policy acquisition and other underwriting expenses, which includes amortized agent commissions, increased $6,678, or 102%, from $6,574 for the six months ended June 30, 2020 to $13,252 for the six months ended June 30, 2021.

Total amortized policy acquisition commission expenses increased $3,701 from $2,734 for the three months ended June 30, 2020 to $6,435 for the three months ended June 30, 2021. Policy acquisition and other underwriting expenses increased $4,490, or 146%, from $3,083 for the three months ended June 30, 2020 to $7,573 for the three months ended June 30, 2021. The increase was primarily attributable to higher agent commissions and property inspection costs associated with the organic growth in the quantity of policies in force, and $1.2 million of ceding commissions related to the reinsured United policies.

General and Administrative Personnel Expenses

General and administrative personnel expenses increased $1,765, or 33%, from $5,347 for the six months ended June 30, 2020 to $7,112 for the six months ended June 30, 2021. The change is primarily attributable to increases in salaries and benefit as staff is added to permit the company to operate on a standalone basis. The increase is further attributable to greater restricted stock expense but was offset by higher compensation expense capitalized as the cost of software developed for internal use.

Other Operating Expenses

Other operating expenses increased $2,899, or 74%, from $3,911 for the six months ended June 30, 2020 to $6,810 for the six months ended June 30, 2021. The change was primarily attributable to the $878 increase in cost of claims department personnel services received from an affiliate as part of an intercompany services arrangement that began in March 2021, $865 of greater corporate overhead allocated, increased professional fees of $547 and higher bank fees of $270.

Comparison of the Years Ended December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, revenues from the company’s insurance operations before intracompany elimination represented 96.5% and 93.5%, respectively, and revenues from the information technology segment before intracompany elimination represented 3.5% and 6.5%, respectively, of total revenues of all operating segments. See Note 13 – “Segment Information” to TypTap’s audited consolidated and combined financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus. As the information technology segment is largely comprised of personnel and other related costs, no further discussion has been included.

The following table presents our consolidated and combined statement of operations for the years ended December 31, 2020 and 2019, and the dollar and percentage change between the two periods. Note that all amounts presented are in US thousands, unless otherwise noted:

	Years Ended December 31,
(in thousands, except per share amount)	2020	2019	Change	% Change
Revenue
Gross premiums earned	$78,836	$30,904	$47,932	155%
Premiums ceded	(28,822)	(11,076)	(17,746)	160%

Net premiums earned	50,014	19,828	30,186	152%
Net investment income	814	1,056	(242)	-23%
Net realized investment gains (losses)	(43)	(8)	(35)	N.M.
Net unrealized investment gains (losses) on equity securities	26	489	(463)	-95%
Policy fee income	819	424	395	93%
Other	97	40	57	143%

Total revenue	51,727	21,829	29,898	137%

Expenses
Losses and loss adjustment expenses	34,059	8,505	25,554	300%
Policy acquisition and other underwriting expenses	15,579	6,897	8,682	126%
General and administrative personnel expenses	10,782	8,158	2,624	32%
Interest expense	2	2	—	N.M.
Other operating expenses	7,766	6,758	1,008	15%

Total expenses	68,188	30,320	37,868	125%

Loss before income taxes	(16,461)	(8,491)	(7,970)	94%
Income tax benefit	(4,037)	(1,580)	(2,457)	156%

Net loss	(12,424)	(6,911)	(5,513)	80%
Redeemable preferred stock dividends	—	—	—	N.M.

Net loss attributable to common shareholders	$(12,424)	$(6,911)	$(5,513)	80%

Basic loss per share	$(0.17)	$(0.09)	$(0.08)	89%

N.M.—Percentage change not qualitatively meaningful

Revenue

Gross Premiums Earned

Gross premiums earned increased $47,932, or 155%, from $30,904 for the year ended December 31, 2019 to $78,836 for the year ended December 31, 2020, which was primarily attributable to growth in policies in force, partially offset by normal policy attrition.

Premiums Ceded

Premiums ceded for the years ended December 31, 2020 and 2019 were $28,822 and $11,076, respectively, representing 37% and 36%, respectively, of gross premiums earned. Our premiums ceded represent costs of reinsurance to cover potential losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned. The $17,746 increase was primarily attributable to increased reinsurance premium costs effective June 1, 2020 and a higher level of reinsurance coverage. See “Economic Impact of Reinsurance Contract with Retrospective Provisions” under “Critical Accounting Policies and Estimates” below.

Net Premiums Earned

Net premiums earned for the years ended December 31, 2020 and 2019 were $50,014 and $19,828, respectively, and reflect gross premiums earned less reinsurance costs as described above.

Net Investment Income

Net investment income decreased $242, or 23%, from $1,056 for the year ended December 31, 2019 to $814 for the year ended December 31, 2020. The decrease was primarily attributable to lower interest rates on cash and fixed maturity securities during 2020.

Net Unrealized Investment Gains or Losses

Net unrealized investment gains decreased $463, or 95%, from $489 for the year ended December 31, 2019 to $26 for the year ended December 31, 2020. A net unrealized investment gain or loss represents the net change in the fair value of equity securities and is affected by securities market trends and changes in the composition of our investment portfolio.

Policy Fee Income

Policy fee income increased $395, or 93%, from $424 for the year ended December 31, 2019 to $819 for the year ended December 31, 2020, which was primarily attributable to the growth of our in-force policies.

Other

Other income increased $57, or 143%, from $40 for the year ended December 31, 2019 to $97 for the year ended December 31, 2020. Other income primarily resulted from fees charged to policyholders for the use of installment payment options. The period over period increase was attributable to growth of our policies in force.

Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses for the years ended December 31, 2020 and 2019 were $34,059 and $8,505, respectively. The increase was primarily attributable to the growth in our policies in-force and additionally to losses incurred from Tropical Storm Eta in November of 2020. The increase in losses and loss adjustment expenses for the year ended December 31, 2020 relative to previous years was also driven by the shift in total premium mix towards homeowners insurance and away from flood insurance, as our flood business has historically had lower losses but was a smaller percentage of our overall business in 2020.

Policy Acquisition and Other Underwriting Expenses

For the years ended December 31, 2020 and 2019, total amortized agent commission expenses were $12,501 and $4,863, respectively. Policy acquisition and other underwriting expense increased $8,682, or 126%, from $6,897 for the year ended December 31, 2019 to $15,579 for the year ended December 31, 2020. The increase was primarily attributable to higher agent commissions and property inspection costs associated with the organic growth in the quantity of policies in force.

General and Administrative Personnel Expenses

General and administrative personnel expenses increased $2,624, or 32%, from $8,158 for the year ended December 31, 2019 to $10,782 for the year ended December 31, 2020. Factors such as merit increases, changes in headcount, and periodic restricted stock grants, among others, cause fluctuations in this expense. In addition, our personnel expenses are decreased by the capitalization of payroll costs related to projects to develop software for internal use. The year-over-year increase was primarily attributable to an increase in the headcount of temporary and full-time employees, merit increases for non-executive employees, higher stock-based compensation expense, and lower capitalized and recoverable payroll costs, partially offset by a decrease in employee incentive bonus.

Other Operating Expenses

Other operating expenses increased $1,008, or 15%, from $6,758 for the year ended December 31, 2019 to $7,766 for the year ended December 31, 2020. The change was primarily attributable to $427 of depreciation of software developed internally and placed into production during 2020, increases in bank fees of $245 and corporate overhead allocated of $236.

Non-GAAP Financial Measures

The non-GAAP financial measures set forth below have not been calculated in accordance with generally accepted accounting principles in the United States, or GAAP, and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, adjusted gross profit should not be construed as an indicator of our operating performance, liquidity, or cash flows generated by operating, investing, and financing activities, as there may be significant factors or trends that it fails to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses these non-GAAP financial measure, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (1) monitor and evaluate the performance of our business operations and financial performance; (2) facilitate internal comparisons of the historical operating performance of our business operations; (3) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels and different go-to-market models; (4) review and assess the operating performance of our management team; (5) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (6) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Adjusted Gross Profit

We define adjusted gross profit, a non-GAAP financial measure, as total revenue, less loss and loss adjustment expenses and other insurance related expenses, and excluding net investment income, net realized (gains) and losses, unrealized (gains) and losses, and income associated with license fee. Insurance related expenses include amortized premium taxes, credit card processing fees, and home inspection costs. All policy acquisition commission costs are included in Policy Acquisition and Other underwriting expenses and are excluded from adjusted gross profit. After these adjustments, we believe the resulting calculation is inclusive of all costs of revenue incurred to successfully service a policy, irrespective of how it was sourced or acquired. Adjusted gross profit should not be viewed as a substitute for total revenue calculated in accordance with GAAP, and other companies may define adjusted gross profit differently.

The following table provides a reconciliation of total revenue to adjusted gross profit and the related adjusted gross profit margin for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Total Revenue	$27,674	$13,969	$47,746	$26,524
Adjustments:
Losses and loss adjustment expenses	(16,439)	(8,398)	(28,751)	(14,638)
Other insurance related expenses	(1,718)	(584)	(2,866)	(1,313)
Net investment income	(107)	(189)	(232)	(520)
Net realized (gains) and losses	(354)	(120)	(505)	269
Unrealized (gains) and losses	(33)	(181)	(93)	231
Income associated with license fee	(441)	—	(587)	—

Adjusted gross profit	$8,582	$4,497	$14,712	$10,553

	Year Ended December 31,
(in thousands)	2020	2019
Total Revenue	$51,727	$21,829
Adjustments:
Losses and loss adjustment expenses	(34,059)	(8,505)
Other insurance related expenses	(3,168)	(2,289)
Net investment income	(814)	(1,056)
Net realized (gains) and losses	43	8
Unrealized (gains) and losses	(26)	(489)
Income associated with license fee	—	—

Adjusted gross profit	$13,703	$9,498

Adjusted Gross Profit Margin

We define adjusted gross profit margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of adjusted gross profit to gross premiums earned. This ratio measures the relationship between the underlying business volume and gross economic benefit generated by our underwriting operations, in addition to our underlying profitability trends.

The following table provides our calculation of adjusted gross profit margin for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Numerator: Adjusted Gross Profit	$8,582	$4,497	$14,712	$10,553
Denominator: Gross Premiums Earned	39,000	18,380	67,811	34,975
Adjusted Gross Profit Margin	22.0%	24.5%	21.7%	30.2%

	Year Ended December 31,
(in thousands)	2020	2019
Numerator: Adjusted Gross Profit	$13,703	$9,498
Denominator: Gross Premiums Earned	78,836	30,904
Adjusted Gross Profit Margin	17.4%	30.7%

Adjusted EBITDA

We define adjusted EBITDA, a non-GAAP financial measure, as net loss attributable to common shareholders excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income, net realized (gains) losses, unrealized (gains) losses, and other transactions that we would consider to be unique in nature. We exclude these items from adjusted EBITDA because we do not consider them to be directly attributable to our underlying operating performance. We use adjusted EBITDA as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted EBITDA should not be viewed as a substitute for net loss attributable to common shareholders calculated in accordance with GAAP, and other companies may define adjusted EBITDA differently.

The following table provides a reconciliation of adjusted EBITDA to net loss for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Net income attributable to common shareholders	$(5,825)	$(1,542)	$(9,769)	$(3,008)
Adjustments:
Income tax benefits	(838)	(498)	(1,473)	(939)
Interest expense	—	1	90	1
Depreciation and amortization	312	274	599	540
Stock based compensation	1,599	370	1,967	895
Net investment income	(107)	(189)	(232)	(520)
Net realized (gains) losses	(354)	(120)	(505)	269
Unrealized (gains) losses	(33)	(181)	(93)	231

Adjusted EBITDA	$(5,246)	$(1,885)	$(9,416)	$(2,531)

	Year Ended December 31,
(in thousands)	2020	2019
Net income attributable to common shareholders	$(12,424)	$(6,911)
Adjustments:
Income tax benefits	(4,037)	(1,580)
Interest expense	2	2
Depreciation and amortization	1,103	676
Stock based compensation	1,808	960
Net investment income	(814)	(1,056)
Net realized (gains) losses	43	8
Unrealized (gains) losses	(26)	(489)

Adjusted EBITDA	$(14,345)	$(8,390)

Adjusted EBITDA Margin

We define the adjusted EBITDA margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of adjusted EBITDA to gross premiums earned. Our ratio of adjusted EBITDA to gross premiums earned provides management with useful insight into our operating performance as it measures our path to long term profitability.

The following table provides our calculation of adjusted EBITDA margin for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2021	2020	2021	2020
Numerator: Adjusted EBITDA	$(5,246)	$(1,885)	$(9,416)	$(2,531)
Denominator: Gross Premiums Earned	39,000	18,380	67,811	34,975
Adjusted EBITDA Margin	(13.5)%	(10.3)%	(13.9)%	(7.2)%

	Year Ended December 31,
(in thousands)	2020	2019
Numerator: Adjusted EBITDA	$(14,345)	$(8,390)
Denominator: Gross Premiums Earned	78,836	30,904
Adjusted EBITDA Margin	(18.2)%	(27.1)%

Liquidity and Capital Resources

Sources of Liquidity

Our capital requirements will depend on many factors, including the volume of issuance of insurance policies, the need to pay claims and operating expenses, investments in information technology systems, and the expansion of sales and marketing activities. Until we can generate sufficient revenue and other income to cover operating expenses, working capital, and capital expenditures, we expect to rely on funds provided by our February 2021 preferred stock placement. Refer to Note 14 – “Redeemable Series A Preferred Stock” to TypTap’s unaudited consolidated and combined financial statements for the three and six months ended June 30, 2021 and 2020 included elsewhere in this prospectus for more information regarding the terms and features of the preferred stock.

In the future, we may raise additional funds through the issuance of debt or equity securities or the borrowing of money. We cannot assure that such funds will be available on favorable terms, or at all.

Our insurance operations require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. In addition, we attempt to maintain adequate levels of liquidity and surplus to manage any differences between the duration of our liabilities and invested assets. In the insurance industry, cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and losses and loss adjustment expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. Substantially all of our losses and loss adjustment expenses, excluding litigated claims, are fully settled and paid within approximately 100 days of the claim receipt date. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll, and general overhead expenses.

We believe that we maintain sufficient liquidity to pay claims and expenses, as well as to satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies. We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard our financial position.

In the future, we anticipate our primary use of funds will be to pay claims, reinsurance premiums, interest, and dividends, and to fund investments in information technology systems, the expansion of sales and marketing activities, and operating expenses.

We are a holding company that transacts all our business through operating subsidiaries. Consequently, our ability to meet our operating and financing cash needs, pay taxes, and pay dividends to shareholders is largely dependent on dividends or other distributions from our subsidiaries and affiliates, whose ability to pay us is highly regulated.

At December 31, 2020 and 2019, restricted net assets represented by the company’s insurance subsidiary amounted to $38,518 and $27,283, respectively.

Regulatory Requirements and Restrictions

Consistent with other insurance carriers, we are bound to certain regulatory requirements and restrictions imposed by the state or jurisdiction in which we are incorporated relating to the payment of dividends and maintaining minimum capital and surplus amounts. See Note 21 – “Regulatory Requirements and Restrictions” to our audited consolidated and combined financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Cash Flow Summary

($ in thousands)	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Net cash provided by (used in):
Operating activities	$30,383	$33,094	$28,279	$16,298
Investing activities	(2,509)	(735)	1,198	(1,700)
Financing activities	21,987	4,988	71,674	(7)

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was $28,279, which was an increase in net cash provided of $11,981 from $16,298 for the six months ended June 30, 2020. Cash used during this period included $4,382 from net loss for the six months ended June 30, 2021, excluding the non-cash impacts from stock-based compensation, depreciation, and other non-cash items. Net cash provided by changes in our operating assets and liabilities was $32,661, which was primarily attributable to deferred policy acquisition costs, reserves for losses and loss adjustment expenses, unearned premiums, accrued expenses, and amounts due to related parties, offset by an increase in prepaid reinsurance premiums.

Net cash provided by operating activities for the six months ended June 30, 2020 was $16,298. Cash provided this period included $113 from net loss for the six months ended June 30, 2020, excluding the non-cash impacts from stock-based compensation, depreciation, and other non-cash items. Net cash provided by changes in operating assets and liabilities was $16,185 and primarily consisted of increases in loss and loss adjustment expense reserves, amounts due to related parties, and unearned premium reserves.

Net cash provided by operating activities for the year ended December 31, 2020 was $30,383, a decrease of $2,711 from $33,094 for the year ended December 31, 2019. Cash used during this period included the $9,571 net loss for the year ended December 31, 2020, excluding the impacts from stock-based compensation, depreciation, and other non-cash items. This was offset by net cash provided by changes in our operating assets and liabilities, which was primarily attributable to unearned premiums, loss and loss adjustment expense reserves, deferred policy acquisition costs, amounts due to related parties, accrued expenses and other liabilities, prepaid reinsurance premiums, and premiums receivable.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2021 was $1,198, which was primarily driven by sales of equity securities and maturities of marketable securities partially offset by our continued purchase of investments. Net cash used in investing activities was $1,700 for the six months ended June 30, 2020 which was primarily driven by increased purchases of marketable securities.

Net cash used in investing activities for the year ended December 31, 2020 was $2,509 compared to $735 of net cash used in investing activities in 2019. The increase was primarily due to an increase in the purchases of marketable securities.

Financing Activities

Net cash provided by financing activities was $71,674 for the six months ended June 30, 2021, which consisted of $93,738 of proceeds from the issuance of preferred stock, net of issuance costs. The preferred stock proceeds were offset by $22,000 in funds used to repay a loan to our parent company, HCI Group, Inc. Cash used by financing activities for the six months ended June 30, 2020 was negligible.

Cash provided by financing activities was $21,987 for the year ended December 31, 2020, which consisted almost exclusively of proceeds from the issuance of a note payable to our parent company, HCI Group, Inc. For the year ended December 31, 2019, cash provided by financing activities was $4,988 for the year ended December 31, 2019, which consisted almost exclusively of proceeds from a capital contribution from our parent company.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, or cash flows.

Contractual Obligations and Commitments

As of December 31, 2020, the present value of future payment obligations under operating and finance leases was $352.

As of June 30, 2021, and subsequent to December 31, 2020, we issued Redeemable Series A Preferred Stock with $1,708 of accrued dividends. Refer to Note 14 – “Redeemable Series A Preferred Stock” to TypTap’s unaudited consolidated and combined financial statements for the three and six months ended June 30, 2021 and 2020 included elsewhere in this prospectus. Additionally, the present value of future payment obligations under operating and finance leases was $619.

Critical Accounting Policies and Estimates

We have prepared our consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated and combined financial statements requires us to make estimates and judgments to develop amounts reflected and disclosed in our consolidated and combined financial statements. Material estimates that are particularly susceptible to significant change in the near term are related to our losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated and combined financial condition and results of operations. For further information, see Note 2 — “Summary of Significant Accounting Policies” to the audited consolidated and combined financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Reserves for Losses and Loss Adjustment Expenses

We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (“LAE”). Loss and LAE reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to us (“IBNR”). Reserves established by us represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management’s best estimate of our liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet dates. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, we give careful consideration to all available data and actuarial analyses.

Currently, our estimated ultimate liability is calculated using the principles and procedures described in Note 12 — “Losses and Loss Adjustment Expenses” to our audited consolidated and combined financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss and LAE reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position, and liquidity would be affected by likely changes in key assumptions that determine our loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect our loss and LAE reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our loss and LAE reserves. The table below summarizes the effect on loss and LAE reserves and equity in the event of reasonably likely changes in the severity of claims considered in establishing loss and LAE reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in loss year development and applied to loss and LAE reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios as of June 30, 2021 and December 31, 2020:

Six Months Ended June 30, 2021
($ in thousands)
Change in Reserves	Reserves	Percentage Change in Equity, Net of Tax
-20.0%	$24,684	10.64%
-15.0%	26,227	7.98%
-10.0%	27,770	5.32%
-5.0%	29,312	2.66%
Base	30,855	—
5.0%	32,398	(2.66)%
10.0%	33,941	(5.32)%
15.0%	35,483	(7.98)%
20.0%	37,026	(10.64)%

Year Ended December 31, 2020
($ in thousands)
Change in Reserves	Reserves	Percentage Change in Equity, Net of Tax
-20.0%	$15,478	44.58%
-15.0%	16,446	33.44%
-10.0%	17,413	22.29%
-5.0%	18,381	11.15%
Base	19,348	—
5.0%	20,315	(11.15)%
10.0%	21,283	(22.29)%
15.0%	22,250	(33.44)%
20.0%	23,218	(44.58)%

Reinsurance Recoverable

Our reinsurance recoverable balance represents an estimate of the amount of paid and unpaid losses and LAE that is recoverable from reinsurers. This estimate is determined in a manner consistent with the terms of the applicable reinsurance contracts and based on the ultimate losses and LAE we expect to incur. Given the uncertainty of the ultimate amounts of losses and LAE, the estimate may vary significantly from the eventual outcome.

Economic Impact of Reinsurance Contract with Retrospective Provisions

One of our reinsurance contracts includes retrospective provisions that adjust premiums in the event losses are minimal or zero. In accordance with GAAP, we will recognize an asset in the period in which the absence of loss experience obligates the reinsurer to pay cash or other consideration under the contract. In the event that a loss arises, we will derecognize such asset in the period in which a loss arises. Such adjustments to the asset, which accrue throughout the contract term, will negatively impact our operating results when a catastrophic loss event occurs during the contract term.

Income Taxes

We account for income taxes in accordance with GAAP, resulting in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Valuation allowances are provided against assets that are not likely to be realized, if any. We have elected to classify the related interest and penalties, if any, as income tax expense as permitted by current accounting standards.

Stock-Based Compensation

We account for stock-based compensation using a recognition method based on fair value. Stock-based compensation cost is estimated at the grant date based on the fair value of the award, and compensation expense is recognized ratably over the requisite or derived service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility or derived service periods. We develop our estimates based on historical data, market information, and third-party specialist valuation, which can change significantly over time.

We use the Black-Scholes option-pricing model to estimate the fair value of stock option grants. For stock based compensation awards with service conditions, we recognize compensation expense using the straight-line amortization method over the requisite service period. For stock-based compensation awards with market conditions, we use a Monte Carlo simulation model with assistance from a third-party valuation specialist to estimate the fair value and derived service periods of the awards, and we recognize compensation expense ratably over the derived service periods.

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolios includes fixed-maturity and equity securities, the purposes of which are not for speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet our obligations while minimizing market risk, which is the potential economic loss from adverse fluctuations in securities prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations, and market conditions in developing investment strategies. Our investment securities are managed primarily by outside investment advisors and are overseen by the investment committee of our board of directors. From time to time, our investment committee may decide to invest in low risk assets such as U.S. government bonds.

Our investment portfolios are exposed to interest rate risk, credit risk, and equity price risk. Fiscal and economic uncertainties caused by any government action or inaction may exacerbate these risks and potentially have adverse impacts on the value of our investment portfolios.

We classify our fixed-maturity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our stockholders’ equity. As such, any material temporary changes in their fair value can adversely impact the carrying value of our stockholders’ equity. In addition, we recognize any unrealized gains and losses related to our equity securities in our statement of income. As a result, our results of operations can be materially affected by the volatility in the equity market.

Interest Rate Risk

Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our fixed-maturity securities at June 30, 2021 and December 31, 2020:

June 30, 2021

Hypothetical Change in Interest Rates	Estimated Fair Value	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis point increase	$14,855	$(1,007)	(6.35)%
200 basis point increase	15,190	(671)	(4.23)%
100 basis point increase	15,526	(336)	(2.12)%
100 basis point decrease	16,047	186	1.17%
200 basis point decrease	16,065	204	1.28%
300 basis point decrease (1)	16,065	204	1.28%

(1)	As the yield as of June 30, 2021 was less than 2%, any changes beyond -200 bps has the same impact.

December 31, 2020

Hypothetical Change in Interest Rates	Estimated Fair Value	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis point increase	$15,512	$(1,007)	(6.10)%
200 basis point increase	15,848	(671)	(4.07)%
100 basis point increase	16,184	(335)	(2.03)%
100 basis point decrease	16,640	121	0.73%
200 basis point decrease	16,657	138	0.83%
300 basis point decrease	16,675	156	0.94%

Credit Risk

Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our fixed-maturity securities. We mitigate the risk by investing in fixed-maturity securities that are generally investment grade, by diversifying our investment portfolio to avoid concentrations in any single issuer or business sector, and by continually monitoring each individual security for declines in credit quality. While we emphasize credit quality in our investment selection process, significant downturns in the markets or general economy may impact the credit quality of our portfolio.

The following table presents the composition of our fixed-maturity securities, by rating, at June 30, 2021 and December 31, 2020 (amounts in thousands):

June 30, 2021

Comparable Rating	Cost or Amortized Cost	% of Total Amortized Cost	Estimated Fair Value	% of Total Estimated Fair Value
AAA	$322	2	$322	2
AA+, AA, AA-	9,620	62	9,743	61
A+, A, A-	3,980	25	4,066	26
BBB+, BBB, BBB-	1,698	11	1,730	11
BB+, BB, BB-	—	—	—	—
CCC+, CC and Not rated	—	—	—	—

Total	$15,620	100	$15,861	100

December 31, 2020

Comparable Rating	Cost or Amortized Cost	% of Total Amortized Cost	Estimated Fair Value	% of Total Estimated Fair Value
AAA	$—	—	$—	—
AA+, AA, AA-	9,690	60	9,887	60
A+, A, A-	4,089	26	4,223	25
BBB+, BBB, BBB-	1,271	8	1,308	8
BB+, BB, BB-	—	—	—	—
CCC+, CC and Not rated	963	6	1,101	7

Total	$16,013	100	$16,519	100

Equity Price Risk

Our equity investment portfolio includes common stocks, perpetual preferred stocks, mutual funds, and exchange traded funds. We may incur potential losses due to adverse changes in equity security prices. We manage the risk primarily through industry and issuer diversification and asset mix.

The following table illustrates the composition of our equity securities at June 30, 2021 and December 31, 2020 (amounts in thousands):

June 30, 2021

	Estimated Fair Value	% of Total Estimated Fair Value
Stocks by sector:
Financial	$933	29
Technology	519	16
Consumer	591	19
Other (1)	728	23

	2,771	87

Mutual funds and Exchange traded funds by type:
Debt	194	6
Equity	229	7

Total	$3,194	100

December 31, 2020

	Estimated Fair Value	% of Total Estimated Fair Value
Stocks by sector:
Financial	$757	17
Technology	383	9
Consumer	820	18
Other (1)	744	17

	2,704	61

Mutual funds and Exchange traded funds by type:
Debt	1,517	34
Equity	233	5

Total	$4,454	100

(1)	Represents an aggregate of less than 5% sectors.

Foreign Currency Exchange Risk

We do not have any material exposure to foreign currency related risk.

New Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” to TypTap’s audited consolidated and combined financial statements for years ended December 31, 2020 and 2019 included elsewhere in this prospectus.

Election Under the Jumpstart Our Business Startups Act of 2012

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or JOBS Act. One provision of the JOBS Act applicable to emerging growth companies is the option to adopt new or revised accounting guidance on an extended timeline. We have elected not to use this option and instead will adopt new accounting pronouncements on the same timeline as our parent company, a non-emerging growth company.

BUSINESS

Overview

TypTap is a rapidly growing technology-driven insurance company that leverages extensive data and AI-enabled analytics to better select and price homeowners insurance risk. We have a successful track record of profitable underwriting, with loss ratios better than the overall homeowners industry average, and offer our insurance agents a frictionless full-stack digital technology platform that provides policyholders with a better purchase and claims experience. We achieve this through a comprehensive suite of technology solutions to manage the end-to-end insurance process, from risk selection and underwriting to accelerated quoting to claims management.

The $110 billion U.S. homeowners insurance market is a large market with attractive industry dynamics and a strong growth outlook. We believe it is also a good candidate for technology-driven innovation. For decades, the insurance industry has underinvested in technology and is thus dependent on inefficient legacy systems. This has led to mispriced risk and high loss ratios, low policyholder satisfaction scores, and a frustrating agent experience. While many companies have attempted to take a more tech-forward approach to insurance in recent years, they typically lack sustainable unit economics and fail to address the biggest inefficiencies in the industry – high claims costs, which contributes to 73% of the total costs for an insurance carrier.

While many insurance companies have accepted current loss ratios as a relatively fixed component of the insurance company cost structure, we have developed technology that allows us to improve on this. Our strategy is simple – use our data-driven underwriting technology to identify and price the best risks that we determine have the lowest probability of a claim and achieve a desired level of underwriting profitability, leading to a sustainable loss ratio advantage over competitors. With the help of a better and more efficient experience for agents and policyholders, we achieve high retention and strong agent alignment, that enable us to rapidly scale up.

While the first wave of Insurtech companies focused primarily on customer experience and lowering distribution costs as opposed to improving underwriting, we are focused on the entire value chain – using technology to lower claims costs, creating a compelling agent value proposition to scale the business and a customer experience that creates high retention. We see our business model as the future of Insurtech, driving a positive flywheel and profitable underwriting results as it scales. Our data-driven underwriting platform gives us the ability to source and analyze up to 1,000 different home characteristics, allowing us to price and bind at the individual home level with lower claims probability – in less than 5 minutes. When losses do occur, our claims management software proactively helps us manage our claims adjustment costs. Our digitally enhanced user interfaces were also designed to keep our agents and policyholders happy, aligning incentives and driving increased efficiencies throughout the process.

TypTap’s business was incubated in 2016 as a subsidiary of HCI Group, Inc., or HCI (NYSE: HCI), a publicly-listed insurance holding company. We chose to develop and test our underwriting technology in Florida, a complex yet attractive homeowners insurance market with a total addressable homeowners insurance market of $11 billion. Since then, we have continued to refine our technology and improve our underwriting platform. After developing a market leading underwriting track record in Florida, we have begun to execute on a national growth strategy and are writing policies in seven states as of August 2021.

Our in-force premiums exceeded $100 million at the end of 2020, and by June of 2021, in-force premiums exceeded $201 million, which includes $61 million of premiums assumed via a quota share reinsurance agreement with United in June 2021, as part of our transaction to ultimately transfer United’s northeast region business to TypTap and its affiliates. We have also achieved a lower claims experience relative to the industry, leading to gross loss ratios below 50% in 2018-2020 compared to the U.S. homeowners industry average of 75% over those same years.

TypTap’s competitive advantage is derived from our internally developed technology suite that provides advanced analytics, comprehensive end-to-end insurance lifecycle management, and an agent-facing user interface that prioritizes policyholder ease-of-use and empowers independent insurance agents:

•

We use differentiated data and proprietary analytics to create better results: Underwriting home insurance is complex, with many individual factors contributing to underwriting risk, including roof type, roof shape, home elevation, square footage, presence of a pool, geography, and building material, to name just a few. We spent four years developing, testing, and refining our AI-enabled data warehousing solution before writing our first residential flood insurance policy in 2016. We continued to improve the data engine and risk selection algorithm before launching our homeowners insurance offering in 2017, giving us the confidence that we had a solution that worked by the time we launched. Our data-driven and analytical approach provides us with a differentiated understanding of how to underwrite and price for unique risk characteristics on an individual home basis. This results in loss ratios that have been better than industry average by over 25 percentage points. As we collect more data, we will continue to refine our underwriting model and algorithms through an iterative analytic process.

•

We empower independent insurance agents to create a better insurance purchasing experience: Independent agents are a valuable component of our business model. We expect them to continue to control insurance distribution over the direct-to-consumer channel in the foreseeable future. We have designed our technology to empower agents to spend more time acquiring new customers and less time on the inefficiencies that cause friction in the insurance selling and management process. Our easy-to-use digital agent portal, instant quote technology, efficient binding and ongoing document management, competitive prices, consistent renewal decisions, user friendly claims management software, and competitive commissions all add value for our agents. Our platform drives increased agent adoption, with our current target agent cohort increasing their TypTap book of business by 175% between 2020 and 2021.

•

We have designed our platform for a better policy-holder experience, with ease of use in mind: Our online quoting platform is designed for ease of use and efficiency for both the agent and policyholder. We come to an underwriting decision in minutes without extensive and tedious data collection from the policyholder and price the policy accurately at inception to ensure stability of coverage and price. Our claims technology is also designed for a transparent and user-friendly experience and gives us the ability to be proactive in the claims process, including by engaging with our policyholders.

•

We have developed fully integrated technology solutions and processes to better manage the end-to-end insurance lifecycle: Our scalable, full-stack technology platform is internally developed and designed to be easily adapted to evolving agent and policyholder needs. Our technology improves risk selection, enables faster quoting and a better agent and policyholder experience, and efficiently manages the claims process, driving operating efficiencies and accelerating our growth as we scale.

•

We use reinsurance as a tool to protect our balance sheet and for efficient capital management: We purchase excess-of loss reinsurance and optimize for both frequency and severity as well as specific geography perils. Historically we have purchased reinsurance in excess of what is required by regulators to create the appropriate protection for our business. We enjoy support from a diverse panel of over 65 highly rated reinsurance providers across the US, Europe and Asia. Our technology platform has helped create transparency and a favorable economic outcome for our reinsurance providers.

These key differentiated strengths – our high quality data and analytics to power our risk selection, our ability to empower and create strong alignment with independent agents, our policyholder experience, and our comprehensive technology platform – have allowed us to build a sustainable business model for profitable growth. We have a strong track record of achieving both high growth and underwriting profitability using this model and will continue to expand on these key competitive advantages as we expand geographically.

We have also built our business with a capital-efficient strategy in mind. To date, we have only received $177 million of external capital in our business (which includes the $100 million investment by Centerbridge Partners, L.P. in February 2021). TypTap’s rapid growth and strong value proposition are driven primarily by our intellectual property, technology platform, and operational excellence. Our track record of sourcing and retaining profitable business allows us to use reinsurance primarily to manage our balance sheet and earnings volatility.

The execution of our future expansion strategy into new states is key to going after our total addressable market opportunity. Our operational success to date and ability to identify unique localized risk characteristics, as evidenced by our success in current markets, has laid the foundation to expand nationwide, where we will leverage our institutional track record and superior technology to generate strong premium growth with attractive underwriting results.

We had gross premiums earned of $78.8 million and $30.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and gross premiums earned of $67.8 million for the six months ended June 30, 2021. We incurred net losses of $12.4 million and $6.9 million in the years ended December 31, 2020 and December 31, 2019, respectively, and a net loss of $6.8 million for the six months ended June 30, 2021. We may incur losses in the future for a number of reasons, including as a result of investments in the development and expansion of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

An Attractive Market Opportunity – U.S. Homeowners Insurance

Our primary addressable market is the U.S. homeowners insurance industry – a $110 billion market in 2020 that has grown steadily at a 5% compound annual growth rate over the last ten years, consistent with underlying insured home values and the overall economy.

For the policyholder, homeowners insurance is both a necessary product and a highly considered purchase that is a key component of the overall home buying process. Insurance is required by most mortgage lenders and acts as a first line of defense for homeowners in the event of the unexpected.

The market is attractive due to its higher premiums (approximately $1,250 per policy on average) relative to auto and renters insurance policies and its recurring revenue, as we believe average policyholder tenure with their policies typically exceeds 10 years. Because retention is high in homeowners insurance, the profitability of each policyholder is determined at the time of acquisition. Profitable customers are very valuable and offer high recurring premiums with low losses for years, while unprofitable customers continue to elevate losses. At TypTap, our average premium was over $2,800 in 2020 and our retention rate was 87%.

The homeowners insurance industry is also highly fragmented, with only one carrier capturing more than 10% of the U.S. market. Unlike personal auto, which has seen the top 15 insurers increase market share at the expense of all others, the top 15 homeowners writers have held a relatively steady share (approximately 70% of the total market) over time. The market share has remained static because most carriers see homeowners as a breakeven business that is a necessary offering to also write other more profitable lines of insurance.

Due to this perception, the homeowners insurance industry does not attract the technology investment to improve the policyholder experience and drive better unit economics. For the top 15 carriers, homeowners insurance accounts for only 25% of their total portfolio, leading them to focus investments in other lines at the expense of investing in homeowners focused data analytics capabilities and technology infrastructure.

Though it is an attractive market for insurers, it is challenging for many policyholders, who are relatively unhappy with their homeowners insurance experience due to the difficulty of buying a policy, long time to bind, poor coverage and pricing options, and a frustrating claims experience. As a result, we believe insurance carriers that can improve on the policyholder experience have the opportunity to gain meaningful market share.

Key Trends in the U.S. Homeowners Insurance Market

The role of technology in the insurance process is increasing due to wider access to data, new tech-driven solutions, and increased demand for digital options. In addition to easy-to-use and accessible interfaces for agents and consumers, the process of collecting data, pricing, underwriting policies, and managing claims is also transforming in a digital environment.

Availability and application of big data is increasing

We believe the availability of third party data and the increased speed to analyze that data to better price, underwrite, and process claims offers a tremendous opportunity. However, adoption of technology has been slow within the industry because of the time, cost, and risk associated with replacing legacy systems and redesigning data infrastructure, keeping many home insurers dependent on lower quality data to power their underwriting and pricing models.

Most homeowners insurance is still sold through agents

The overwhelming majority (over 90%) of homeowners insurance policies are sold through agents, based on a recent report from McKinsey & Company, with direct-to-consumer distribution still a relatively new channel representing a very small percentage of overall insurance sales.

Experience has taught us the importance of agents to the insurance value chain, particularly in homeowners insurance, where agents have embedded themselves in the home buying transaction. A home is often a policyholder’s largest individual asset, and agents’ guidance in fully understanding their risk profile and options can be invaluable when determining the proper coverage. Homeowners insurance is also a very localized product due to the widely varying risk profiles of homes in different geographies.

Local agents add value to insurers through their knowledge of the market and serve as the first source of risk selection. While many insurers have continued to increase their marketing spend to attract customers directly, given the limited size of the direct-to-consumer market, we think the more efficient way to acquire policyholders right now is by establishing strong relationships with agents and agency networks that appreciate the frictionless quoting and binding process and the stability we offer the customer by pricing the policy correctly upfront.

Policyholders and agents increasingly expect an easy, efficient, and digital homeowners insurance buying and selling experience

Policyholders value a convenient and frictionless buying experience. They are frustrated by lengthy quoting processes where they have to fill out extensive upfront questionnaires and surveys (which they often don’t know the answer to) to complete the underwriting process before being told if they qualify for a policy or can get the coverage they need. For agents, time to quote and bind is a key driver of success, as it allows them to spend more time expanding their customer portfolios instead of focusing on the administrative burden of a lengthy sales process. Yet, insurance companies have struggled to improve their processes and offer better experiences for policyholders and agents.

Many agents often have to work with insurers that rely on difficult to navigate digital interfaces (or don’t have online quoting capabilities). While over 70% of agents say expectations of a digital experience have increased, legacy insurers have been slow to invest in technology to support their agents, leading 50% of agents to consider investing in digital solutions on their own.

Our Business Model

Our goal is to leverage our data analytics and technology to solve for the three key drivers of success in insurance – underwriting outcomes, agent alignment, and policyholder experience. We believe our technology advantage creates a proven and sustainable business model where high growth and profitability are not mutually exclusive.

TypTap has grown rapidly over the last five years, as agents and prospective policyholders discover the simplicity, ease of use, and speed of our platform. In-force premiums exceeded $100 million at the end of 2020, and by June of 2021, in-force premiums exceeded $201 million, which includes $61 million of United Property & Casualty Insurance Company’s premiums, with both growth milestones achieved ahead of our announced goals. We also achieved these growth objectives without having to sacrifice our underwriting standards or profitability targets. After testing our underwriting platform in the Florida market, a relatively difficult state to profitably write homeowners insurance, we have gained confidence that the technology, underwriting algorithms, and processes that we have built differentiate us from our peers and will help us as we scale and expand nationally.

Our success is defined by our key competitive strengths – data and analytics, agent relationships, policyholder experience, and technology solutions – that have helped us create a product, experience, and financial outcome that is truly differentiated from the industry.

We use differentiated data and proprietary analytics to create better results

Our ability to use differentiated, proprietary, and high-quality data to power our underwriting models and inform risk selection is a key driver of our business model. Technology has created the opportunity for us to evolve away from making underwriting decisions at the portfolio level and towards selecting risks at the individual property level. Some traditional insurance companies are making underwriting decisions by zip code, forcing them to follow a portfolio strategy where the goal is to earn an underwriting profit on the overall portfolio of homes, but with the expectation that some of the policies will not be profitable. We have a fundamentally different strategy.

We selectively underwrite at the individual home level based on expected policy-level profitability, which allows us to only write insurance for those homes that we expect to be profitable on a standalone basis over the life of the policy. This is the core philosophy that drives our differentiated underwriting strategy. Our ability to selectively underwrite is underpinned by predictive models that estimate and compare expected claims costs for each home with total premium to determine policy-level net margin.

We systematically define houses as “green doors” (those that meet our minimum return thresholds based on the various data and risk criteria inputs run through our underwriting algorithm) or “red doors” (risks that we expect to be unprofitable and will not underwrite).

Graphic is for illustrative purposes only and does not reflect actual underwriting decisions or ratios

Thus, TypTap enters each insurance policy with an informed, data-driven view of how the house is expected to perform prior to offering the policy. Through this probabilistic risk selection approach, TypTap aims to reduce the number of policyholders filing claims, driving an increase in profitability per policy. We have a track record of executing this strategy, achieving a loss ratio over 25 percentage points better than the industry average of 75% in 2018-2020.

We have invested heavily in the data engine that powers this underwriting model, viewing each additional variable in a home as an opportunity to create an underwriting advantage. While many insurers rely on third parties to pull all their data, we use a combination of our proprietary research and vetted third party data to build and use a more cost efficient and dependable data set.

Our software is a dynamic algorithm that is updated at least every quarter. We rely on extensive data fields, collecting up to 1,000 data points on a home, many of which are proprietary and not widely used by competitors. For example, we use satellite imaging to identify homes with pool cages, which is not a data point collected by most home insurers but can increase claim and replacement costs considerably. We believe our data is also more specific and higher quality. We use proprietary research to validate all third party data and vet data vendors, as well as track and flag missing property attributes for additional data sourcing.

While other insurers could potentially develop the data architecture to mine much of the same data we do, our advantage is in knowing how to use data to improve risk selection and pricing, as seen by the outperformance of our gross loss ratio relative to our closest peers. Through extensive testing and quarterly recalibrating of our models, we have determined which data points are predictive, how much weight to assign to each metric, and which characteristics are reliable – allowing us to use data in a differentiated way.

We also leverage our data sources to continuously improve our machine learning and AI-enabled underwriting algorithm through an iterative and real-time analytic process based on the flow of data from our policyholders and claims. We leverage claims data from each loss event to identify factors associated with higher risk homes and refine our data collection and risk selection algorithms to emphasize these factors. Our flexible architecture facilitates the introduction of these new data points. We also use longitudinal data to track the evolution of data fields over time, understand historical trends, and better train our underwriting and pricing models.

We empower independent insurance agents to create a better insurance purchasing experience

Insurance – and homeowners insurance in particular – is a nuanced and highly personal product, requiring extensive knowledge and experience. Agents have this industry expertise, making them an ideal partner to match customers with our underwriting standards. We recognize the key role that agent distribution plays in our business model and have designed our platform with this dynamic in mind, as we believe that creating strong alignment between us and our independent agents will drive better results and a stronger operating model over time. We believe that a timely quote and bind process also enables agents to get a higher “close” rate.

Our instant quote technology has streamlined the underwriting process, allowing agents to provide customers with a quote in minutes, which is highly valued by agents deciding which carrier to go to first with a new potential policy. Our easy-to-use digital agent portal generates quotes based on a few, simple questions and takes less than 1 minute to quote and 5 minutes to bind a policy. The technology is also able to quickly determine when a home does not qualify for our coverage, ensuring agents don’t spend time inputting information for customers who are not a good fit under our underwriting standards.

Our technology liberates agents, empowering them to focus on building and maintaining enduring client relationships without compromising quality coverage. This overall positive experience drives agent adoption, elevates agent retention rates, and increases sales of TypTap policies. The stability of our coverage and rates – because we carefully select and price policies right the first time – and our claims management also drive higher policy retention, decreasing the probability of agents losing business after they’ve placed it with us. It also limits the time agents spend helping policyholders that have an issue with their policy.

We also utilize competitive commissions as a key component of our agent distribution strategy. When combined with our easy-to-use digital interface and fast quote-to-bind capabilities, we view our commission structure as an effective tool to create an alignment of interest with our agents.

We have designed our platform for a better policy-holder experience, with ease of use in mind

Our online quoting platform is designed for an efficient insurance purchasing experience, prompting the agent to ask a prospective homeowners policyholder 4-8 questions before coming to a speedy underwriting and pricing decision. We pull data on an address and run it through our algorithm without asking the policyholder for home details that they may not know (and are potentially incentivized to misreport), keeping the process as easy as possible on their end.

Our advanced claims technology tracks claims data in real time, ensuring an efficient claims adjustment process that allows for accurate and timely payment of claims to the policyholder. Since inception, we have experienced five hurricane seasons in Florida and processed over 4,000 claims.

We have developed fully integrated technology solutions to better manage the end-to-end insurance process

Our integrated technology infrastructure allows us to efficiently manage various processes across our platform, improve real time visibility, lower costs, and accelerate our growth as we scale.

We have designed and developed our platform to cohesively integrate each of our technology solutions with one another, creating a proprietary full-stack insurance platform that allows us to manage the complete insurance process, from underwriting and quoting to claims management.

As highlighted above, the first key component of our technology advantage is our underwriting platform, which is differentiated by our big data architecture, AI and analytics, and risk selection and pricing models. Our data-driven analytical underwriting is supported by a fully integrated infrastructure strategy, from agent distribution on the front end to claims management at the back end.

Our quoting technology and tech-forward user interfaces improve the insurance buying experience for policyholders, drive frictionless agent enablement, offer real-time data-driven insights for reinsurers, and increase retention.

We are also heavily focused on claims management. Despite our best efforts to carefully select risks to minimize claims incidence, losses will still occur, and we have designed a scalable, responsive, and efficient claims system to handle them when they do.

We have a dedicated data team that monitors weather patterns to manage claims. Following a major weather event, the team preliminarily scores damage based on risk within twelve hours of impact and uses our claims visualization technology to preemptively open claims, even before the homeowner has the opportunity to evaluate their potential loss. We have also developed a routing map for field adjusters to ensure they can attend to claims efficiently. This allows us to allocate our resources effectively. All of this ensures a better claims experience for our customers and drives high retention. Our claims technology also provides real time claims visibility and is available to our reinsurers, resulting in transparent reinsurance relationships.

No component of the insurance process works in isolation, so developing a comprehensive platform that integrates each solution, including agent adoption, policy design, underwriting and pricing, claims management, and policy administration, has allowed us to achieve a sustainable competitive advantage that offers better outcomes for all parties and is difficult to copy.

The power of the flywheel

Each of our four key competitive strengths – data, agent empowerment, policyholder experience, and technology – work together to power a flywheel that differentiates us from competitors and drives the sustainable, profitable growth of our business. Our data advantage and AI-enabled analytical processes lead to better risk selection and more accurate pricing, and our real time claims technology leads to lower claims adjustment costs – all of which drive better underwriting results. This allows us to offer competitive commissions to our agents and invest more in digital tools and technology to enable a more efficient quoting experience. This combination of ease of use and an aligned economic model incentivizes agents to give us the “first look” when quoting a prospective policyholder.

Getting the first look at policies allows us to run the risk through our underwriting model, accelerating our flywheel. We have achieved this flywheel effect at scale with limited invested capital due to our capital efficient model – which is possible because of the underwriting profitability that the flywheel enables.

Our Growth Strategies

Expand nationally and increase our underwriting footprint

The $110 billion U.S. homeowners insurance market is a massive opportunity to expand our business by extending our underwriting footprint in the U.S. With a multi-year track record of refining our technology platform and underwriting capabilities, we think now is the time to embark on a nationwide expansion plan.

It was intentional that we wrote our first policies in one of the largest and most complex homeowners insurance markets. By initially launching our risk selection technology and data engine in Florida, we were able to use this complex market to improve our AI-enabled underwriting. Our successful track record in Florida adds credibility to our underwriting process and gives us high confidence that it will continue to work and be a source of competitive advantage as we expand into other states.

As of August 2021, we are writing policies in seven states (Florida, Georgia, South Carolina, Connecticut, Nevada, New Mexico, and Rhode Island). Our plan is to be writing policies in 10 or more states by the end of 2021 and in 20 states by the end of 2022. As of August 2021, we have licenses in 16 states, including Florida, and have pending applications in three states (New Jersey, Illinois, and Arkansas).

We have been strategic in selecting which states to expand to first, factoring multiple considerations into our expansion strategy, including market size, premium levels, average loss ratios, ease of securing licenses, and agent networks, with the goal of achieving profitability on a state-by-state basis. We have also chosen states that are spread across the U.S. to get access to diverse sets of data and attributes to continue refining our underwriting models.

The map below outlines our expansion strategy in different phases:

Continue to on-board new independent insurance agents to nationwide independent agent distribution network

As we enter into new geographical markets, on-boarding new independent agents and establishing distribution relationships will be key to supporting growth. We have experience building out our independent agent force from the ground up when we started in Florida and are confident in our ability to do the same as we enter new states.

We are leveraging our existing relationships with national independent insurance agencies such as Goosehead, Brightway, and WeInsure to gain access to agents in new states. In addition, in Connecticut, New Jersey, Massachusetts and Rhode Island, we gained access to approximately 1,000 independent agents from the transaction to ultimately transfer United’s northeast region business to TypTap and its affiliates.

We pay commissions to independent agents when they bind a new insurance policy and when the policy is renewed. The commissions are based on competitive elements that vary by geography and the time the policy is in force, and in some geographic regions we pay a commission on the binding of a new policy that may be higher than prevailing market rates.

We will leverage our attractive commissions and efficient, digital-driven experience to maintain our strong track record of successful independent agent engagement and acquisition.

Drive new business with high-quality existing agent network

We are selective not only in the risks we underwrite, but in the agents we choose to partner with to sell our policies. For example, we carefully selected approximately 300 agents to work with in Florida from an initial considered pool of over 1,000 agents. We continuously monitor our network of agents – by tracking system use, analyzing quoting activity and results, and evaluating agent buy-in metrics – to strengthen relationships with and direct more business to our best-performing agents while phasing out under-performing ones. The flywheel works best when our agents’ incentives are aligned with ours, and we carefully manage our agent network to ensure we work with those that are sending us quality policyholders to help us write profitable business.

Selectively pursue inorganic growth and partner to optimize third party books of business

While our focus will be on organic expansion, we will continue to look for selective opportunities to increase our scale and expand nationally through strategic transactions.

Existing insurance companies are actively evaluating their homeowners business, including exposure to specific markets and geographies, as a result of inefficient processes and difficulty effectively utilizing technology and data to profitably underwrite risk. This activity is resulting in re-evaluation of existing portfolios either via outright disposal or renewal rights opportunities. These market trends create opportunities for TypTap to evaluate underperforming books of business and use our technology to drive better loss ratios over time. This further accelerates our national expansion and provides us access to an established agent network and important underlying data.

Our scalable technology platform and independent underwriting profitability better position us to take advantage of these opportunities relative to competitors, as we can improve profitability by non-renewing undesired risks, re-pricing, and achieving lower loss ratios. Competitors without our same data-driven underwriting advantage don’t have this same opportunity.

Our Technology-Led Solution

TypTap’s full-stack technology platforms were built with profitable underwriting and the experience of our agents and policyholders in mind.

Our technology systems were 100% internally developed, by a team of over 150 experienced IT professionals at Exzeo, TypTap’s wholly-owned technology subsidiary. The Exzeo team is split between our Tampa, Florida headquarters and our office in Noida, India.

Launched in 2013, Exzeo became the backbone to TypTap’s operations, building fully vertically integrated technology platforms that power the company’s day-to-day operations, including TypTap’s policy administration system and claims technology. Key components of TypTap’s technology platform are as follows:

•	Harmony – Policy Administration

Harmony is the next generation policy administration platform for TypTap. This platform includes our proprietary advanced underwriting technology coupled with the efficient user experience for quoting and binding. In addition, the system provides standard policy management functionality to agents and internal TypTap users.

•	AtlasViewer – Mapping and Data Visualization

AtlasViewer is a mapping and data visualization platform. AtlasViewer allows users to map location-based data from multiple sources for a customized view of their data. The unique multilayered analysis improves decision making by providing unique insights into the data. Users can also securely share their maps and data with others, making the information instantly available to all invited users.

•	CasaClue – Property Information Database

CasaClue is our property information database system containing residential property data points important to underwriting residential homeowners and flood insurance. The property data is sourced and aggregated from internal and third-party sources. CasaClue is the provider of data to our policy administration system.

•	ClaimColony – Claims Management

ClaimColony is an end-to-end claims management platform used by our teams, third-party administrators, independent adjusters, and insurance litigation services. Its unique capabilities include customizable workflows, real-time reporting, vendor management, and the ability to efficiently handle high claim volume. ClaimColony supports the entire claim lifecycle and also provides accounting and bookkeeping support as well as rich integration capabilities with policy administration systems such as Harmony.

•	JustEZ – Field Adjuster Management

JustEZ is a field adjuster management application, which was developed with the purpose of helping our adjusters complete claim inspections faster and more efficiently. JustEZ enables adjusters to sync claims and appointments to their devices, schedule appointments with policyholders, build final scoping reports, use our AI-based photo captioning technology, and seamlessly import photos and video from their device to our app.

Each of these technology solutions is interconnected and vertically integrated, creating a seamless experience for agents and policyholders and profitable risk selection.

Sales and Marketing

We currently acquire a majority of our policyholders through the independent agency channel and have partnerships with both national franchises, such as Goosehead, Brightway, and WeInsure, and regional agency networks. As we expand into new states, our strategy focuses on leveraging our existing independent agent network, as well as establishing new relationships through partnership opportunities (such as independent agent associations) and through our dedicated marketing team with a presence in our expansion states.

Capital Management and Reinsurance

TypTap was built to be capital efficient rather than capital light. To manage our risk exposure and capital requirements, we primarily buy excess of loss reinsurance to transfer balance sheet and income volatility that may arise due to large catastrophe events to our reinsurance partners. In exchange for this reduction of volatility our reinsurance partners earn a profit over a multi-year time horizon. We have never lost money for our reinsurers – meaning that we have given away some of our profit in exchange for reducing the overall volatility and capital requirements of our portfolio. We see reinsurance as a symbiotic relationship in which both parties need to prosper in order for the relationship to be successful over time.

TypTap’s Florida reinsurance program provides coverage up to approximately $450 million per single catastrophic event, excluding flood losses, and total coverage up to approximately $640 million. Outside of Florida, TypTap’s reinsurance program provides coverage up to $575 million for catastrophic losses in a single event, excluding flood losses, with total coverage of $1.14 billion.

TypTap has received capital support from HCI Group and Centerbridge Partners, L.P. (“Centerbridge”) to fund its operations. In the aggregate, the company has received total capital contributions of $177 million. In February 2021, a fund affiliated with Centerbridge Partners, L.P. invested $100 million in TypTap Insurance Group. In exchange for its investment, Centerbridge received from TypTap preferred shares with liquidation, dividend, redemption, and other rights and received from HCI Group a four-year warrant to purchase 750,000 HCI common shares at a price of $54.40 per share. Under a Shareholders Agreement among Centerbridge, TypTap, and HCI that will terminate upon the completion of our initial public offering, Centerbridge is also entitled to appoint one director to both HCI’s and TypTap’s board of directors.

Competitive Environment

The homeowners insurance industry in which we operate is highly competitive. We currently compete against a variety of regional and digital-based homeowners insurance carriers in our current markets. Based on our on-going expansion efforts, we will begin to compete against well-established national brands such as State Farm, Allstate, Farmers, Liberty Mutual, and Travelers. Further, we expect to also compete with new technology-led insurance companies that operate in our markets and are utilizing technology to differentiate themselves from larger well-established national insurers such as Lemonade, Hippo, Kin, and Openly.

We believe we compete favorably because of our comprehensive, all-in-one technology platform, our data-driven approach to underwriting, and our independent agent flywheel model.

Human Capital Management

As of June 30, 2021, we employed a total of 262 full-time individuals. None of our employees are represented by a labor union. We believe we maintain strong relations with our employees.

Work Environment

We adhere to a harassment prevention policy which details how to report and respond to harassment issues and prohibits any form of retaliation. This includes mandatory harassment prevention training for all employees.

We are committed to paying a living wage to all of our full-time employees. We offer competitive benefits to our employees including alternative plans for health coverage and short-term and long-term disability insurance at no cost to the employee. We also award restricted stock to certain of our employees to align their interests with shareholder interests.

Additionally, our Bravo program allows employees to earn paid time off as well as cash bonuses for engaging in charitable causes, continued education, and professional development activities.

Diversity

We value a diverse and inclusive work environment. Our workforce comprises individuals of many races, religions, and national origins, and our policies forbid any form of discrimination based upon race, color, religion, sex, national origin, age, disability, or any other characteristic protected by federal, state, or local law.

Our board of directors is highly diverse in terms of gender, ethnicity, culture, education, and business backgrounds, and our U.S.-based workforce is approximately 57% female and 28% non-white.

Geographic Scope of Business

As of August 2021, TypTap Insurance Company is writing policies in seven states (Florida, Georgia, South Carolina, Connecticut, Nevada, New Mexico and Rhode Island). Our plan is to be writing policies in 10 or more states by the end of 2021 and in 20 states by the end of 2022. As of August 2021, we have licenses in 16 states, including Florida, and have pending applications in three states (New Jersey, Illinois, and Arkansas).

Legal Proceedings

We are subject to routine legal proceedings in the normal course of operating our insurance business. We are currently not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

Corporate History and Structure

TypTap Insurance Group, Inc. is a majority owned subsidiary of HCI (NYSE: HCI). HCI is a Florida corporation and publicly traded company with operations in homeowners insurance, reinsurance, real estate, and information technology. After an incubation process started in 2016 that formed TypTap Insurance Company, TypTap Insurance Group was organized in Florida by HCI in July 2020 as a wholly owned subsidiary of HCI for the purpose of serving as a holding company for HCI’s interests in TypTap Insurance Company and other related HCI subsidiaries. In October 2020, HCI contributed its stock in TypTap Insurance Company and the following HCI subsidiaries to TypTap Insurance Group: (i) TypTap Management Company, a Florida corporation that supports TypTap Insurance Company by managing, among other things, claims processing, policyholder service, and marketing; (ii) Exzeo USA, Inc., a Florida corporation focused on developing software products to modernize the insurance industry; and (iii) Cypress Tech Development Company, Inc., a Florida corporation which also owns Exzeo Software Private Limited, a subsidiary domiciled in India. Following this offering, TypTap Insurance Group will continue to be majority owned by HCI but will be managed and operated primarily as an independent public company.

The chart below displays the structure described above, in effect prior to the completion of this offering:

Overview of HCI Group, Inc.

HCI Group Inc. is a Florida-based company that was incorporated in 2006 and went public through an initial public offering in 2008. HCI Group owns subsidiaries engaged in diverse yet complementary business activities, including homeowners insurance, reinsurance, real estate, and information technology services. The company sells its property and casualty insurance products through two insurance subsidiaries: Homeowners Choice Property & Casualty Insurance Company, Inc. (“Homeowners Choice”) and TypTap Insurance Company. Homeowners Choice was incorporated and began operation in 2007, and TypTap Insurance Company was incorporated and began operations in 2016.

Planned separation from HCI

Prior to this offering, HCI Group began the process of reorganizing its insurance operations, Homeowners Choice and TypTap Insurance Company, as separate business units with independent management teams. TypTap Insurance Group, Inc. was organized in mid-2020 as a holding company for the TypTap insurance and Exzeo technology subsidiaries. In order to create separate entities, separate management teams and separate board of directors were also created for HCI Group and TypTap.

Subsequent to the business unit separation, TypTap staffed its own roles in underwriting, finance, human resources, and other corporate functions with select HCI employees who transferred to dedicated TypTap positions, as well as a number of new hires. All Exzeo employees are housed within the TypTap organization. TypTap and Homeowners Choice operate in separate office buildings in Tampa, Florida. As such, TypTap has operated as a separate standalone business since March 2021.

Following this offering, TypTap will continue to license its underwriting and claims technology to Homeowners Choice and utilize and leverage HCI’s existing claims infrastructure. Both of these arrangements are governed by contracts between the appropriate parties. If, in the future, TypTap decides to build its own claims organization, TypTap has the option to end its contract with HCI Group’s claims management subsidiary. Otherwise, all commercial contracts with third-parties were restructured to treat TypTap and HCI Group as separate entities.

Due to the reorganization, TypTap Insurance Company and Homeowners Choice secured separate reinsurance coverage related to business in Florida for the 2021-2022 reinsurance year. For business outside of Florida, TypTap Insurance Company and Homeowners Choice secured combined coverage, which will remain intact following this offering.

REGULATION

Insurance Regulation

We are regulated by insurance regulatory authorities in the states in which we operate. State insurance laws and regulations generally are designed to protect the interests of customers, consumers, and claimants rather than shareholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power with respect to all aspects of the insurance business. The regulatory requirements and restrictions include, among others, the following:

•	the content and timing of required notices and other policyholder information;

•	the amount of premiums the insurer may write in relation to its surplus;

•	the amount and nature of reinsurance a company is required or permitted to purchase;

•	participation in guaranty funds and other statutorily created markets or organizations;

•	business operations and claims practices;

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their products;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of insurance company subsidiaries to pay dividends to their holding companies;

•	restrictions on transactions between insurance companies and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	the form and content of records of financial condition required to be filed; and

•	the level of loss and loss adjustment expense reserves that must be maintained by insurers.

Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (the “NAIC”) (and some state insurance regulators) continue to re-examine existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government is not the primary regulator of the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the Federal Insurance Office (the “FIO”) was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor all aspects of the insurance industry. Although the FIO has no express regulatory authority over insurance companies or other insurance industry participants, it has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) as a bank holding company.

Required Licensing

Our regulated subsidiary is domiciled and admitted in the state of Florida to transact certain lines of property insurance. TypTap Insurance Company’s Florida license is in good standing, and, pursuant to applicable Florida laws and regulations, will continue in force unless otherwise suspended, revoked, or otherwise terminated, subject to certain conditions.

TypTap Insurance Company must apply for and maintain a license to sell insurance in those jurisdictions in which it transacts its insurance business, including Florida (its domiciliary state), Connecticut, Nevada, Georgia, Rhode Island, South Carolina and New Mexico. TypTap Insurance Company is additionally licensed in Indiana, Massachusetts, Michigan, Mississippi, Montana, South Dakota, Utah and West Virginia, although it does not currently sell insurance in these states.

The Florida Office of Insurance Regulation conducts on-site visits and examinations of the financial affairs and market conduct condition of TypTap Insurance Company, including its financial condition, its relationships and transactions with affiliates, and its dealings with customers, generally every five years. Insurance regulatory authorities have broad administrative powers to restrict or revoke licenses to transact business against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Insurance Holding Company Regulation

Many states, including the state of Florida (where our regulated insurance subsidiary is domiciled), have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. Because TypTap Insurance Company is a Florida insurance company, we are subject to Florida law governing insurance holding companies, which requires that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management, or financial condition of the insurers within the system and domiciled in that state. The statute also provides that all transactions among members of a holding company system must meet the following: (i) the terms must be fair and reasonable; (ii) charges or fees must be reasonable; and (iii) expenses incurred and payments received must be allocated on an equitable basis in conformity with customary insurance accounting practices consistently applied. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.

Changes of Control

Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state, which filing must be accepted by such insurance department. Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of the voting securities of the domestic insurer.

As TypTap Insurance Company is domiciled in Florida, the insurance laws and regulations of Florida would be applicable to any proposed direct or indirect acquisition of control of TypTap Insurance Company. Under Florida law, generally no person may acquire a controlling interest, whether by purchase of 10% or more of TypTap Insurance Company’s or our (as its parent company) voting securities or otherwise, unless the acquiring person gives prior notice to the insurer and has received prior approval from the Florida Office of Insurance Regulation. Under Florida insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company.

These requirements pertaining to an acquisition of control of an insurance company may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of us, including through transactions that some or all of our shareholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future.

Restrictions on Paying Dividends

We are a holding company that transacts all of our business through operating subsidiaries. Consequently, our ability to pay dividends to shareholders is largely dependent on dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare shareholder dividends. Applicable insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Under Florida law, TypTap Insurance Company may not declare or distribute any dividend to shareholders except out of earned surplus (as defined under Florida law). Additionally, without obtaining prior written approval of Florida Office of Insurance Regulation, TypTap Insurance Company may not declare or distribute any dividend to shareholders which exceeds the larger of: (a) the lesser of ten percent of surplus or net income, not including realized capital gains, plus a 2-year carryforward; (b) ten percent of surplus, with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains; or (c) the lesser of ten percent of surplus or net investment income plus a 3-year carryforward with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains.

Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

Investment Regulation

TypTap Insurance Company is subject to Florida insurance laws which generally require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Licensing of Our Employees and Adjusters

In certain states in which we operate, insurance claims adjusters are required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and are not required to be licensed agents. As of June 30, 2021, 49 employees of TypTap Management Company were required to maintain and did maintain requisite licenses for these activities in the applicable states in which we operate.

Enterprise Risk, Cybersecurity, and Other Recent Developments

The NAIC has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. Among other things, the NAIC’s model, when adopted, requires the ultimate controlling person of an insurance company to submit an annual enterprise risk management report that describes the risk that an activity, circumstance, event, or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. In addition, in some states, including New York, any person divesting control over an insurer must provide 30 days’ notice to the regulator and the insurer. The amendments direct the domestic state insurance regulator to determine those instances in which a divesting person will be required to file for and obtain approval of the transaction. More recently, the NAIC has developed model laws requiring annual reports concerning the nature of corporate governance within an insurance holding company.

In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act to require domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC’s ORSA Guidance Manual. The ORSA Model Act provides that domestic insurers, or their insurance group, must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. The ORSA Model Act also provides that, no more than once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member.

Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Maryland, Michigan, Mississippi, New Hampshire, Ohio, South Carolina, and Virginia have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date. TypTap Insurance Company takes steps to comply with financial industry cybersecurity regulations and believes it is materially compliant with their requirements.

See “Risk Factors — Risks Relating to Our Business — New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business, financial condition, and results of operations.”

Federal and State Legislative and Regulatory Changes

The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act with the establishment of the FIO in the U.S. Department of the Treasury. Although FIO has little actual regulatory power, it has the authority to monitor all aspects of the insurance sector and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the “IAIS”). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Federal Reserve as a bank holding company.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy and data protection laws, the Fair Credit Reporting Act (“FCRA”), and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

Federal and state laws and regulations require insurers and other financial institutions to protect the security and confidentiality of non-public personal information and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information. In addition, the NAIC has promulgated a model law on insurance data security in 2017, and many states have adopted their own insurance data security laws that reflect, in whole or in part, this model law. Some other states have adopted, and additional states might adopt, data security regulations that differ from the NAIC’s model law or from laws that have been enacted to date in other states. Federal and state lawmakers and regulators may consider or impose additional or more detailed regulation regarding data security and cybersecurity applicable to businesses in general, to financial institutions, or to the insurance industry specifically, each of which could impact our business and customers.

Trade Practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. Our regulated insurance subsidiary sets business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

Generally, insurance companies, adjusting companies, and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Our regulated insurance subsidiary sets business conduct policies to make claims adjusters aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Credit for Reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of TypTap Insurance Company’s reinsurers qualify for TypTap Insurance Company to be able to take full financial statement credit for its reinsurance.

Periodic Financial and Market Conduct Examinations

The insurance regulatory authority in the state of Florida, TypTap Insurance Company’s state of domicile, conducts on-site visits and examinations of the financial affairs and market conduct condition of TypTap Insurance Company, including its financial condition, its relationships and transactions with affiliates, and its dealings with customers, generally every five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which TypTap Insurance Company is licensed may also conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices, and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents, and brokers found to be in violation of applicable laws and regulations.

Insolvency Funds and Associations, Mandatory Pools, and Insurance Facilities

Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations which generally protect customers against the insolvency of the admitted insurance companies. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurance companies through annual assessments. The annual assessments required in any one year will vary from state to state, and are subject to various maximum assessments per line of insurance.

Risk-Based Capital

Risk-based capital laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use risk-based capital to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk, and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. Florida has adopted the model legislation promulgated by the NAIC pertaining to risk-based capital, and requires annual reporting by Florida-domiciled insurers to confirm that the minimum amount of risk-based capital necessary for an insurer to support its overall business operations has been met. Florida-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Failure to maintain risk-based capital at the required levels could adversely affect the ability of TypTap Insurance Company to maintain the regulatory approvals necessary to conduct its business. As of December 31, 2020, TypTap Insurance Company maintained a risk-based capital level of 346%.

IRIS Ratios

The NAIC Insurance Regulatory Information System (“IRIS”) is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The statistical phase highlights those insurers that merit the highest priority in the allocation of the state insurance regulators’ resources. The ratios are not, in themselves, indicative of adverse financial condition. The analytical phase is a review of the annual statements, financial ratios, and other automated solvency tools. An insurance company may fall out of the usual range for one or more ratios for any number of reasons. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. Our insurance company, TypTap Insurance Company, had three unusual IRIS financial ratio results in 2019 and four in 2020; however, we have received no inquiries from its domestic insurance regulator regarding these results. Unusual IRIS ratios could adversely affect TypTap Insurance Company’s ability to be licensed in other states.

Statutory Accounting Principles

Statutory accounting principles (“SAP”) are a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our regulated insurance subsidiary may pay to us as dividends and differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part on best estimate assumptions made by the insurer. Stockholders’ equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP. We cannot predict whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.

Rate and Form Regulation

Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state’s regulatory authority. In many cases, such rating plans, policy forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator’s approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California and New York, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

An insurer’s ability to adjust its rates in response to competition or to changing costs is dependent on an insurer’s ability to demonstrate to the regulator that its rates or proposed rating plan meets the requirements of the rating laws. In those states that significantly restrict an insurer’s discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer’s ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.

From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. We expect this kind of pressure to persist. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding insurance rates.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of September 30, 2021. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position
Paresh Patel	58	President, Chief Executive Officer and Chairman of the Board of Directors
Kevin Mitchell	42	Executive Vice President and Director, and President of TypTap Insurance Company
Ankur Bhandari	50	Chief Financial Officer
Eric Hoffman(2)	34	Director
Irene Hurst(3)	62	Director
Robert Lopes(1)(2)	57	Director
James Macchiarola(1)(3)	72	Director
Steve Shafran(3)	61	Director
Loreen Spencer(1)(2)	56	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

The following is a brief biography of each of our executive officers and directors:

Paresh Patel has served as our President, Chief Executive Officer and Chairman of our board of directors since our founding in July 2020. He also currently serves as Chairman of the Board of Directors and Chief Executive Officer of HCI, our parent company. He has been a director of HCI since its inception and has served as the Chairman of its Board of Directors since May 2007. He has served as Chief Executive Officer of HCI since 2011. From 2015 to 2019, he served as President of HCI’s insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc., a position he also held from 2011 to 2012. In addition, Mr. Patel is Chairman of the Board of TypTap Insurance Company, our insurance subsidiary. Mr. Patel has broad experience in technology and finance. He developed and continues to oversee development of HCI’s policy administration systems. From 2011 to 2015, he served as Chairman of the Board of First Home Bancorp, Inc., a bank holding company in Seminole, Florida, and from 2014 to December 2017 he served as Chairman of the Board of Directors of Oxbridge Re Holdings Limited, a Nasdaq-listed Cayman Islands reinsurance holding company. He was a founder of NorthStar Bank in Tampa, Florida and from 2006 to 2010 served on the Board of Directors of its parent company, NorthStar Banking Corporation. From 1998 to 2000, he was Director of Customer Care and Billing with Global Crossing. In that position, Mr. Patel defined business processes and systems, hired and trained department staff and led the integration of the customer care and billing systems with the systems of companies that Global Crossing acquired. As an independent software and systems consultant from 1991 to 1998, Mr. Patel worked with large international telephone companies. Mr. Patel holds a Bachelor’s and a Master’s degree in Electronic Engineering from the University of Cambridge in the United Kingdom.

Mr. Patel brings to our board of directors considerable experience in business, insurance, management, systems and technology, and because of those experiences and his education, he possesses knowledge and analytical and technology skills that are important to the operations of our company, the oversight of our performance and the evaluation of our future growth opportunities. Furthermore, his performance as our President and Chief Executive Officer and as the Chief Executive Officer of HCI has demonstrated an in-depth understanding of our insurance business.

Kevin Mitchell has served as our Executive Vice President since March 2021, as a member of our board of directors since February 2021 and as President of TypTap Insurance Company since October 2019. He has also served as a Senior Vice President of HCI since April 2018, during which time has managed HCI’s investor relations and reinsurance placement and sales & marketing, and as a Vice President of HCI since September 2013. Prior to joining HCI, Mr. Mitchell was employed by Arthur J. Gallagher & Co., a global insurance brokerage and consulting firm, for 5 years from October 2008 to September 2013, where he served in various capacities, including as Area Director and serving as Producer prior to that. Prior to being with Arthur J. Gallagher & Co., he was a Producer with Oswald Companies, an insurance brokerage firm, where he sold commercial lines. Mr. Mitchell is a 2001 graduate from Bowling Green State University, having earned a Bachelor of Science degree in Communication and a minor in Marketing.

Mr. Mitchell brings to our board of directors significant knowledge and experience regarding the insurance industry, including from his central role and responsibilities at HCI. His understanding of the industry will aid our board in overseeing the execution of our company’s growth strategy.

Ankur Bhandari has served as our Chief Financial Officer since July 14, 2021. Prior thereto, Mr. Bhandari served since 2018 as the Chief Financial Officer of Bolt Solutions, which owns and operates the world’s largest property & casualty insurance exchange, where he led Bolt’s financial function and executed a financial restructuring. From 2017 to 2018, Mr. Bhandari served as Chief Financial Officer of AppianRX (formerly Southside Pharmacy), a Frazier Healthcare specialty pharmacy portfolio company, where he was responsible for finance, corporate development and procurement. From 2015 to 2016, Mr. Bhandari was a consultant to CIBER Inc. and Pharmacord, LLC, and from 2014 to 2015, he was Treasurer of Omnicare Inc., a Fortune 500 pharmacy services company that was sold to CVS in 2015. At Omnicare, Mr. Bhandari executed a large capital restructuring. Prior to joining Omnicare, Mr. Bhandari served as Assistant Treasurer at AIG and as Treasurer at BearingPoint, a global management and technology consulting company. Mr. Bhandari has an MBA in Finance from the Indian Institute of Management (Lucknow) and a Bachelor of Commerce from SRCC, Delhi University.

Mr. Bhandari brings considerable knowledge in capital markets, mergers and acquisitions, corporate strategy, operations re-engineering and finance restructuring. He has extensive experience in insurtech, fintech and financial services across public and private companies.

Eric Hoffman has been a member of our board of directors and a member of the Board of Directors of HCI since February 26, 2021. Mr. Hoffman was appointed to our board of directors and the HCI board pursuant a 2021 agreement with Centerbridge Partners, L.P., a New York City-based private investment firm. Under that agreement, among other things, Centerbridge made a substantial investment in us. Since 2010, Mr. Hoffman has served in various capacities at Centerbridge, including currently as a Managing Director. From 2008 to 2010, he served as an Analyst for The Blackstone Group, a New York Stock Exchange listed investment firm. Mr. Hoffman serves on the boards of several other organizations unaffiliated with us or HCI, including, since 2021, as a director of Congressional Bancshares, Inc., a bank holding company based in Maryland; since 2018, as a director of Amedeo Capital Limited, a private worldwide financier and manager of aircraft leasing transactions; since 2013, as a director for Voyager Aviation Holdings, LLC, a privately held, Ireland-based global aviation investment firm; and since 2014, as a director of Beginning with Children Foundation, an education-focused not-for-profit organization. Previously, from 2019 to 2020, Mr. Hoffman served as a board observer at Root Inc., a mobile-app based auto insurance company, and, from 2015 to 2017, as a board member of Pocahontas Parkway, LLC, a transportation concession company in Virginia. Mr. Hoffman graduated summa cum laude with a Bachelor of Science in Economics (concentration in finance and insurance) from the Wharton School at the University of Pennsylvania.

Mr. Hoffman brings considerable experience, knowledge and education to our board of directors. In his current position at Centerbridge, he focuses primarily on investments in the financial services sector. His investment experience encompasses financial institutions, insurance and specialty finance companies. In earning his degree from the Wharton School, he concentrated in finance and insurance. His skills in analyzing financial information and his knowledge of insurance and finance will enhance board oversight of our performance and monitoring of our financial disclosure and be particularly valuable if we consider financial transactions and business acquisitions.

Irene Hurst has been a member of our board of directors since April 2021. Ms. Hurst has served as the Director of Operations for the Center of Analytics and Creativity at the University of South Florida (USF) since January 2020, where she manages the Citizen Data Science Certificate program for the USF Muma College of Business and certificate programs in leadership and data science for healthcare providers. Prior to that, Ms. Hurst served 10 years as the Director for MBA and Executive MBA programs in the USF Muma College of Business. Under her direction, the USF MBA program reached its first ranking in Business Week’s Best MBA national ranking. She previously served for more than 11 years as the director of USF’s Small Business Development Center. In addition to managing federal, state, municipal, and private grants while at the Small Business Development Center, Ms. Hurst counseled thousands of small business owners in financing, getting certified as minority-owned businesses, buying and selling their businesses, and other aspects of their business operations. Ms. Hurst earned an MBA from the University of South Florida and a Bachelor’s degree in Psychology from the University of Indonesia.

Ms. Hurst’s extensive experience in the field of business education, leadership development, and data science will be significant value to our board of directors in connection with overseeing and advising management on its human capital and recruiting strategy, and she brings a deep understanding of the advance use of data analytics in making important organizational decisions.

Robert Lopes has been a member of our board of directors since April 2021. Mr. Lopes has served as the Chief Human Resources Officer of Randstad North America since October 2020, where he leads Randstad North America’s internal human resources practice and oversees all aspects of human capital, including recruitment, talent management, employee engagement, and organizational development. Randstad North America is a wholly owned subsidiary of Randstad N.V., a global provider of flexible work and human resources services. Prior to October 2020, Mr. Lopes served as North American group president at Randstad Sourceright, a Randstad sister company, for six years. Mr. Lopes has more than 35 years of global experience leading private, mid-stage and public technology and services businesses in outsourcing, consulting and HR-related services, including serving as CEO at Acclaris, a staffing firm acquired by Willis Towers Watson in 2015, and serving as CEO of Veritude, a Fidelity Capital Company. Mr. Lopes holds a business administration degree from the University of Notre Dame.

Mr. Lopes will bring invaluable insight and experience to our board of directors as a result of his extensive experience in managing and development human capital.

James Macchiarola has been a member of our board of directors since our formation in July 2020. From 1999 until his retirement in 2015, Mr. Macchiarola served in various positions for the Clearwater, Florida office of Orange Business Services (formerly Equant), a global information technology and communications services provider and subsidiary of Orange S.A. (formerly France Telecom S.A.). From 2009 to 2015, he served as its Vice President and Head of North American Equipment Resales and Integration Services. From 2007 to 2009, he was that company’s Area Sales Vice President for the U.S. East Coast and Canada. From 2003 to 2007, he was Head of its Integration Services Sales. From 2002 to 2003, he served as Head of Service Operations for the Americas. From 1999 to 2003, he served as Head of Managed Services. From 1994 to 1999, Mr. Macchiarola served as Chief Operating Officer for Techforce, a U.S.-based systems integrator. Before that, he also held various positions for Racal Datacom and Syncordia (1990 to 1994), AT&T Paradyne (1984 to 1990) and IBM Corp. (1969 to 1984). Mr. Macchiarola served as a director of HCI from November 2013 until February 26, 2021.

Mr. Macchiarola brings considerable business, management, marketing, and systems experience to our board of directors. Information technology and systems knowledge is increasingly important to our company as the growth of technology in the insurance market becomes more sophisticated. In addition, we expect that Mr. Macchiarola will provide guidance and oversight to our information technology division. Additionally, the marketing and sales experience gained by Mr. Macchiarola at Orange Business Services will prove valuable as we continue to grow and expand into new territories.

Steve Shafran has been a member of our board of directors since March 26, 2021. Mr. Shafran has been a Senior Advisor for Centerbridge Partners, L.P., a New York City-based private investment firm, since 2018. Prior to that, Previously, Mr. Shafran was a partner at Goldman Sachs, where he worked from 1986 to 2001, including an eight-year period where he lived in Hong Kong and Singapore and was co-head of the firm’s Asian Principal Investment Area. After leaving Goldman Sachs, he stayed in Hong Kong and was founder of the first S&P rated debt servicing company in Mainland China. From January 2008 to June 2009, Mr. Shafran was a Senior Advisor to U.S. Treasury Secretaries Henry Paulson and Timothy Geithner, advising the Treasury Department throughout the financial crisis. From 2009 to 2011, Mr. Shafran was a professor at Georgetown University’s McDonough School of Business, teaching courses on the banking system and financial crises. Mr. Shafran currently is the Chairman of two of Centerbridge’s portfolio companies, IPC Corp. and Cascade Financial Holdings, and he also serves on the Board of Directors of Congressional Bancshares. Mr. Shafran is currently the Chairman of the Sun Valley Community School in Sun Valley Idaho, is on the Board of the US Ski and Snowboard Team, and is an Advisory Director of Vison to Learn, a Los Angeles based non-profit organization that is working to ensure every school child in the country has access to free glasses. Mr. Shafran received a B.A from the University of California, Berkeley, Phi Beta Kappa and an MBA from the Harvard Business School.

Mr. Shafran brings considerable experience and knowledge to our board of directors regarding the investment markets and economic matters and policy. His knowledge of the capital markets and economics will contribute to the board’s oversight of our strategy and performance and monitoring of our financial disclosures.

Loreen Spencer has been a member of our board of directors since February 26, 2021. She is a Certified Public Accountant, and from 1987 until her retirement in 2016, she was an Audit Partner for Deloitte & Touche LLP, where her audit clients included Florida-based insurance companies. Since 2017, Ms. Spencer has served on the Board of Directors and the Audit & Risk Committee of Raymond James Bank, a St. Petersburg-based banking subsidiary of Raymond James Financial, Inc., which is a New York Stock Exchange-listed financial services company. Ms. Spencer is a founding board member and since 2002 has been Board Chair of the Gift of Adoption Florida Chapter. In 2015, she was recognized by the U.S. Congress as a Congressional Coalition on Adoption Institute “Angel in Adoption.” Also in 2015, she was recognized by the Tampa Lightning Foundation as a Tampa Bay Lightning Community Hero. Ms. Spencer served as a director of HCI from April 2019 until February 26, 2021. From 1998 to 2016, she served on the Goodwill Industries Suncoast Inc. Board (two years as Chair), from 2011 to 2016 served on the St. John’s Episcopal Parish Day School Board of Trustees, and from 2000 to 2014 served on the University of Florida Fisher School of Accounting Advisory Board. Ms. Spencer earned both her Bachelor of Science, with a major in Accounting, and Master of Accounting from the University of Florida.

Ms. Spencer brings considerable business, accounting and financial experience to our board of directors. Her education, knowledge and experience as an auditor and her ability to analyze financial information enhances the board’s oversight of our business operations, financial disclosure, external auditors and the effectiveness of our internal controls.

Board Composition

Our directors are divided into three classes serving staggered three-year terms. Class A, Class B and Class C directors will serve until our annual meetings of shareholder in 2024, 2022, and 2023, respectively. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholder in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of shareholders to effect a change in a majority of the members of our board of directors.

Our board of directors currently consists of eight members. Messrs. Mitchell, Hoffman, and Lopes are Class A directors and will serve until our annual meeting of shareholders in 2024. Ms. Hurst, Mr. Patel, and Mr. Macchiarola are Class B directors and will serve until our annual meeting of shareholders in 2022. Ms. Spencer, and Mr. Shafran are Class C directors and will serve until our annual meeting of shareholders in 2023.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board of Directors

We do not have a policy regarding whether the role of the Chairman of the Board and Chief Executive Officer should be separate or combined and believe that we should maintain the flexibility to select the Chairman and Chief Executive Officer and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and the best interests of our shareholders at such times. Currently, Paresh Patel is the Chairman of the Board and Chief Executive Officer. We believe that Mr. Patel’s familiarity with our Company and extensive knowledge of our industry qualify him to serve as the Chairman of our Board.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Eric Hoffman, Irene Hurst, Robert Lopes, James Macchiarola, Steve Shafran and Loreen Spencer do not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and are independent directors under the rules of the NYSE.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including Mr. Macchiarola’s position as a non-executive director of our board of directors and HCI’s board of directors from July 2020 until February 2021 and his position as chair of the compensation committee of HCI’s board of directors during such time as well as the transactions involving certain of them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functions of these committees are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

We believe we are eligible for, but do not intend to take advantage of, the “controlled company” exemptions to the corporate governance rules for NYSE-listed companies.

Audit Committee

The members of the audit committee are Ms. Spencer (committee chair), Mr. Lopes and Mr. Macchiarola, each of whom meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations, including Rule 10A-3(b)(1) under the Exchange Act. Each member of our audit committee also meets the financial literacy requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Ms. Spencer is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

The audit committee’s main purpose is to oversee our corporate accounting and financial reporting process. Our audit committee is responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	reviewing and pre-approving, as required, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and

•	assisting our board of directors in monitoring the performance of our internal audit function.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, a copy of which will be available on our website at www.typtap.com.

Compensation Committee

The members of the compensation committee are Mr. Hoffman (committee chair), Mr. Lopes and Ms. Spencer, each of whom meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. In arriving at these determinations, our board of directors has examined all factors relevant to determining whether any compensation committee member has a relationship to us that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.

The compensation committee’s main purpose is to review and recommend policies relating to compensation and benefits of our officers and employees. Our compensation committee is responsible for, among other things:

•	reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation and compensation arrangements of our executive officers;

•	administering our equity compensation plans;

•	reviewing and approving, or making recommendations to our board of directors regarding, incentive compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, a copy of which will be available on our website.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Mr. Macchiarola (committee chair), Ms. Hurst and Mr. Shafran, each of whom meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations.

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	developing and overseeing the annual evaluation of our board of directors and of its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	overseeing our corporate governance practices; and

•	making recommendations to our board of directors regarding corporate governance guidelines.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE, a copy of which will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is a current or former executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, and through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our audit committee has the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee reviews legal, regulatory, and compliance matters that could have a significant impact on our financial statements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Diversity

Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer) and all global employees in accordance with applicable federal securities laws and corporate governance rules of the NYSE. Our code of business conduct and ethics will be available on our website. Any amendments to the code of business conduct and ethics, or waivers of its requirements, will, if required, be disclosed on our website.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines, a copy will be available on our website.

Director Compensation

We did not pay any director compensation in 2020. For 2021, our non-employee directors are paid a cash fee of $50,000 (payable quarterly) and each received a grant of 10,000 restricted shares of our common stock at the time of joining our board. The restricted shares vest in equal installments of 2,500 shares each on each of the first four anniversaries of grant, provided that the director remains on our board at the time of vesting, subject to accelerated vesting upon a change of control of our company. Mr. Hoffman, who also serves on HCI’s board of directors, has waived his director compensation for 2021.

Our employee directors (currently Mr. Patel and Mr. Mitchell) do not receive separate compensation for their service as a director.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for the following persons: (i) all persons serving as our principal executive officer during 2020 and (ii) the two most highly compensated of our other executive officers who received compensation during 2020 of at least $100,000 and who were executive officers on December 31, 2020. We refer to these persons as our “named executive officers” elsewhere in this prospectus. Our “named executive officers” and their positions were as follows:

•	Paresh Patel, President and Chief Executive Officer;

•	Kevin Mitchell, Executive Vice President; and

•	Mark Harmsworth, our Chief Financial Officer (as of December 31, 2020).

On July 14, 2021, Mr. Ankur Bhandari became our Chief Financial Officer, replacing Mr. Harmsworth (who will continue to serve as Chief Financial Officer of HCI). Because Mr. Bhandari did not join TypTap until July 2021, he is not identified as a named executive officer in this prospectus.

Summary Compensation Table

The following table shows the compensation paid by HCI and its subsidiaries during the 2020 fiscal year to our named executive officers to the extent attributable to the applicable individual’s services on behalf of TypTap’s business.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation (2)	Total
Paresh Patel	2020	$247,917	$251,300	$—	$42,779	$541,996
President and Chief Executive Officer
Kevin Mitchell	2020	$207,692	$93,750	$136,590	$19,908	$457,940
Executive Vice President
Mark Harmsworth*	2020	$83,509	$23,559	$—	$8,594	$115,662
Chief Financial Officer

(1)	Represents grant of shares of HCI restricted common stock. This amount was calculated in accordance with Accounting Standards Codification Topic 718.
(2)

With respect to Mr. Patel, this represents $40,208 in cash dividends on unvested HCI restricted stock and $2,571 in HCI contributions to HCI’s 401(k) plan.    With respect to Mr. Mitchell, this represents $11,600 in cash dividends on unvested HCI restricted stock and $8,308 in HCI contributions to HCI’s 401(k) plan. With respect to Mr. Harmsworth, this represents $6,986 in cash dividends on unvested HCI restricted stock and $1,608 in HCI contributions to HCI’s 401(k) plan.

*Mr. Harmsworth ceased to serve as our Chief Financial Officer as of July 2021, although he will continue to serve as the Chief Financial Officer of HCI.

Executive Compensation Arrangements

Below is a more detailed summary of the elements of our current executive compensation program as it relates to our named executive officers.

Employment Agreements

During 2020, our named executive officers did not have employment agreements with TypTap, although Mr. Patel and Mr. Harmsworth each had (and continue to have) an employment agreement with HCI, and a portion of their compensation under such employment agreement was attributable to TypTap’s business, as reflected in the Summary Compensation Table above.

On June 14, 2021, we entered into an employment agreement with Mr. Bhandari under which Mr. Bhandari will serve as our Chief Financial Officer for a 4-year term beginning on July 14, 2021. Upon the expiration of the 4-year term, the employment agreement will automatically renew for successive one-year terms unless notice of non-renewal is delivered by either party at least 90-days before the end of the initial term or any renewal term. Mr. Bhandari’s current annual base salary is $400,000, which may be adjusted upward. In additional to receiving a signing bonus of $75,000, Mr. Bhandari will be entitled to additional compensation and/or bonus plan participation as determined by the TypTap board of directors or a committee thereof. Mr. Bhandari was also granted an award of 300,000 restricted shares that will vest as follows: (i) 40% of the restricted shares will vest in 25% increments over a period of 4 years, (ii) 30% will vest on the first anniversary of the date on which TypTap’s stock value reaches $15.00 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like), and (iii) the remaining 30% will vest on the first anniversary of the date on which TypTap’s stock value reaches $20.00 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like); provided, however, that Mr. Bhandari remains continuously employed by our company or its subsidiaries as of the applicable vesting date. Any restricted shares that do not vest by the sixth anniversary of the grant date will be forfeited by the employee, and any unvested shares will be forfeited upon termination of employment. Upon a change in control of TypTap (as defined in the company’s applicable equity plan), any unvested restricted shares shall immediately vest. If Mr. Bhandari is terminated by us without good cause (as defined in the employment agreement) or he terminates his own employment upon the occurrence of certain events (such as a change in his job duties or a movement of his principal place of employment by more than 50 miles), then he will be entitled to severance compensation equal to 12-months of salary continuation and to any accrued bonus for the year of termination, and his non-compete and non-solicitation restrictions will immediately terminate. Subject to the foregoing, Mr. Bhandari is subject to non-competition and non-solicitation restrictions during the one-year period following a termination of employment.

Base Salaries

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. For the year ended December 2020, the salary attributable to Mr. Patel’s and Mr. Harmsworth’s services to TypTap was included in their base salary paid by HCI. However, beginning February 26, 2021, the base salary for Mr. Patel was bifurcated, with Mr. Patel receiving a base salary from both HCI and TypTap. Mr. Patel’s base salary from TypTap for the 2021 fiscal year has been set at $350,000 by our board of directors. Mr. Mitchell’s base salary for 2020 was paid directly by TypTap, and his salary for the 2021 fiscal year has been set at $250,000 by our board of directors. Mr. Bhandari’s employment agreement provides for a base salary from TypTap of $400,000 for 2021.

Bonuses

The named executive officers received the bonuses indicated in the Summary Compensation table above from HCI attributable to services to TypTap’s business. TypTap’s board of directors has not established an executive bonus program for 2021 as of the date of this prospectus.

Equity Compensation

In 2020, the named executive officers did not receive any equity compensation from TypTap or from HCI attributable to services to TypTap, except for Mr. Mitchell, who received a restricted stock award comprised of shares of HCI common stock with a grant date fair value of $136,590 (all of which was attributable to services to TypTap).

On February 26, 2021, Mr. Patel was granted 1,480,935 restricted shares of our common stock under the TypTap Insurance Group, Inc. 2021 Equity Incentive Plan (the “Existing Equity Plan”), which is described below. Also on February 26, 2021, Mr. Mitchell was granted 551,625 restricted shares of our common stock under the Existing Equity Plan. Under Mr.  Bhandari’s employment agreement and as described above, Mr.  Bhandari was granted 300,000 restricted shares under the Existing Equity Plan on July 14, 2021.

The foregoing restricted share grant to Mr. Patel has the following terms: 206,215 restricted shares vest in four equal installments on the first four anniversaries of the grant date, 642,060 shares will vest on the first anniversary of the date on which the Company’s common stock reaches a value of $15.00 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like), and an additional 632,660 shares will vest on the first anniversary of the date on which the Company’s common stock reaches a value of $20.00 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like); provided, however, that Mr. Patel remains continuously employed by our company or its subsidiaries as of the applicable vesting date. Any restricted shares that do not vest by the sixth anniversary of the grant date will be forfeited by the employee, and any unvested shares will be forfeited upon termination of employment. Notwithstanding the foregoing, all unvested restricted shares will vest upon a “change of control” (as defined in the Existing Equity Plan).

The foregoing restricted share grant to Mr. Mitchell has the following terms: 152,625 restricted shares will vest over a four year period, 211,000 shares will vest on the first anniversary of the date on which the Company’s common stock reaches a value of $15.00 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like), and an additional 188,000 shares will vest on the first anniversary of the date on which the Company’s common stock reaches a value of $20.00 per share

(subject to adjustment for stock splits, stock dividends, reverse stock splits, and the like); provided, however, that Mr. Mitchell remains continuously employed by our company or its subsidiaries as of the applicable vesting date. Any restricted shares that do not vest by the sixth anniversary of the grant date will be forfeited by the employee, and any unvested shares will be forfeited upon termination of employment. Notwithstanding the foregoing, all unvested restricted shares will vest upon a “change of control” (as defined in the Existing Equity Plan).

Employee Benefits and Perquisites

Our named executive officers receive medical, dental, life insurance, and disability benefits that are substantially the same as the benefits received by all of our executive officers, as well as 20 days paid time off.

Other Elements of Compensation

Our named executive officers receive dividends on unvested HCI shares of common stock held by them, and they also receive 401(k) matching contributions under HCI’s 401(k) plan.

Retirement Plans

Except for HCI’s 401(k) Safe Harbor Profit Sharing Plan, we have not had and currently do not have a pension or other retirement plan or a nonqualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year-End

TypTap had no outstanding equity awards as of December 31, 2020.

2021 Omnibus Incentive Plan

We expect our board of directors to adopt, and our stockholders to approve, a new 2021 Omnibus Incentive Plan, or the 2021 Omnibus Plan. The 2021 Omnibus Plan will be effective immediately prior to the completion of this offering. The 2021 Omnibus Plan will authorize the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future subsidiary corporations’ employees and consultants. The following is a summary of certain terms and conditions of the 2021 Omnibus Plan. This summary is qualified in its entirety by reference to the 2021 Omnibus Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full text of the 2021 Omnibus Plan.

Administration

The 2021 Omnibus Plan will be administered by our board of directors or our compensation committee, or any other committee or subcommittee or one or more of our officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator will have the authority to interpret the 2021 Omnibus Plan and award agreements entered into with respect to the 2021 Omnibus Plan; to make, change and rescind rules and regulations relating to the 2021 Omnibus Plan; to make changes to, or reconcile any inconsistency in, the 2021 Omnibus Plan or any award agreement covering an award; and to take any other actions needed to administer the 2021 Omnibus Plan.

Eligibility

The Administrator may designate any of the following as a participant under the 2021 Omnibus Plan: any officer or employee, or individuals engaged to become an officer or employee, of our Company or our affiliates; and consultants of our Company or our affiliates, and our directors, including our non-employee directors.

Types of Awards

The 2021 Omnibus Plan will permit the Administrator to grant stock options, stock appreciation rights (“SARs”), performance shares, performance units, shares of common stock, restricted stock, restricted stock units (“RSUs”), cash incentive awards, dividend equivalent units, or any other type of award permitted under the 2021 Omnibus Plan. The Administrator may grant any type of award to any participant it selects, but only our employees or our subsidiaries’ employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing prohibition described below) in substitution for any other award (or any other award granted under another plan of our Company or any affiliate, including the plan of an acquired entity).

Shares Reserved Under the 2021 Omnibus Plan

The 2021 Omnibus Plan provides that                shares of our common stock are reserved for issuance under the 2021 Omnibus Plan, all of which may be issued pursuant to the exercise of incentive stock options. In addition, the shares reserved for issuance under our 2021 Omnibus Plan will also include a number of shares of our common stock equal to the number of shares subject to awards granted under our existing 2021 Equity Incentive Plan that, after the effectiveness of this offering, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this sentence is                shares). The number of shares available for issuance under our 2021 Omnibus Plan will also include an annual increase on the first day of each fiscal year beginning with our 2023 fiscal year, equal to the lesser of:

•	shares;

•	% of the outstanding shares of all class of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

The number of shares reserved for issuance under the 2021 Omnibus Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, with respect to which such award is granted. However, an award that may be settled solely in cash will not deplete the 2021 Omnibus Plan’s share reserve at the time the award is granted. If (a) an award expires, is canceled, or terminates without issuance of shares or is settled in cash, (b) the Administrator determines that the shares granted under an award will not be issuable because the conditions for issuance will not be satisfied, (c) shares are forfeited under an award, (d) shares are issued under any award and we reacquire them pursuant to our reserved rights upon the issuance of the shares, (e) shares are tendered or withheld in payment of the exercise price of an option or as a result of the net settlement of outstanding stock appreciation rights or (f) shares are tendered or withheld to satisfy federal, state or local tax withholding obligations, then those shares are added back to the reserve and may again be used for new awards under the 2021 Omnibus Plan. However, shares added back to the reserve pursuant to clauses (d), (e) or (f) in the preceding sentence may not be issued pursuant to incentive stock options.

Options

The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of common stock may never be less than the fair market value of a share of common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator, including with respect to the manner of payment of the exercise price of such stock options.

Stock Appreciation Rights

The Administrator may grant SARs, which represent the right of a participant to receive cash in an amount, or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The 2021 Omnibus Plan provides that the Administrator will determine all terms and conditions of each SAR, including, among other things: (a) whether the SAR is granted independently of a stock option or relates to a stock option, (b) the grant price, which may never be less than the fair market value of our common stock as determined on the date of grant, (c) a term that must be no later than 10 years after the date of grant, and (d) whether the SAR will settle in cash, common stock or a combination of the two.

Performance and Stock Awards

The Administrator may grant awards of shares of common stock, restricted stock, RSUs, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture or restrictions on transfer, which may lapse upon the achievement or partial achievement of performance goals (as described below) or upon the completion of a period of service. An RSU grants the participant the right to receive cash or shares of common stock the value of which is equal to the fair market value of one share of common stock, to the extent performance goals are achieved or upon the completion of a period of service. Performance shares give the participant the right to receive shares of common stock to the extent performance goals are achieved. Performance units give the participant the right to receive cash or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The Administrator will determine all terms and conditions of the awards including (a) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (b) the length of the vesting or performance period and, if different, the date that payment of the benefit will be made, (c) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (d) with respect to performance shares, performance units, and RSUs, whether the awards will settle in cash, in shares of common stock (including restricted stock), or in a combination of the two.

Cash Incentive Awards

The Administrator may grant cash incentive awards. An incentive award is the right to receive a cash payment to the extent one or more performance goals are achieved. The Administrator will determine all terms and conditions of a cash incentive award, including, but not limited to, the performance goals (described below), the performance period, the potential amount payable, and the timing of payment. While the 2021 Omnibus Plan permits cash incentive awards to be granted under the 2021 Omnibus Plan, we may also make cash incentive awards outside of the 2021 Omnibus Plan.

Performance Goals

For purposes of the 2021 Omnibus Plan, the Administrator may establish objective or subjective performance goals which may apply to any performance award. Such performance goals may include, but are not limited to, one or more of the following measures with respect to our Company or any one or more of our subsidiaries, affiliates, or other business units: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; fair market value of a share of common stock; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance goals may also relate to a participant’s individual performance. The Administrator reserves the right to adjust any performance goals or modify the manner of measuring or evaluating a performance goal.

Dividend Equivalent Units

The Administrator may grant dividend equivalent units. A dividend equivalent unit gives the participant the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that we pay with respect to a share of common stock. We determine all terms and conditions of a dividend equivalent unit award, except that dividend equivalent units may not be granted in connection with a stock option or SAR, and dividend equivalent unit awards granted in connection with another award cannot provide for payment until the date such award vests or is earned, as applicable.

Other Stock-Based Awards

The Administrator may grant to any participant shares of unrestricted stock as a replacement for other compensation to which such participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right or as a bonus.

Transferability

Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless the Administrator allows a participant to (a) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death, (b) transfer an award to a former spouse as required by a domestic relations order incident to a divorce, or (c) transfer an award without receiving any consideration.

Adjustments

If (a) we are involved in a merger or other transaction in which our shares of common stock are changed or exchanged; (b) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities, or other property (other than stock purchase rights issued pursuant to a stockholder rights agreement); (c) we effect a cash dividend that exceeds 10% of the fair market value of a share of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that our board of directors determines is special or extraordinary, or that is in connection with a recapitalization or reorganization; or (d) any other event occurs that in the Administrator’s judgment requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the 2021 Omnibus Plan, then the Administrator will, in a manner it deems equitable, adjust any or all of (1) the number and type of shares subject to the 2021 Omnibus Plan and which may, after the event, be made the subject of awards; (2) the number and type of shares of common stock subject to outstanding awards; (3) the grant, purchase, or exercise price with respect to any award; and (4) the performance goals of an award. In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award, subject to the terms of the 2021 Omnibus Plan.

The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, authorize the issuance or assumption of awards upon terms and conditions we deem appropriate without affecting the number of shares of common stock otherwise reserved or available under the 2021 Omnibus Plan.

Change of Control

Upon a change of control (as defined in the 2021 Omnibus Plan), the successor or surviving corporation may agree to assume some or all outstanding awards or replace them with the same type of award with similar terms and conditions, without the consent of any participant, subject to the following requirements:

•

Each award that is assumed must be appropriately adjusted, immediately after such change of control, to apply to the number and class of securities that would have been issuable to a participant upon the consummation of such change of control had the award been exercised, vested, or earned immediately prior to such change of control, and other appropriate adjustment to the terms and conditions of the award may be made.

•

If the securities to which the awards relate after the change of control are not listed and traded on a national securities exchange, then (a) each participant must be provided the option to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value of the securities that would have otherwise been issued, and (b) no reduction may be taken to reflect a discount for lack of marketability, minority, or any similar consideration, for purposes of determining the fair value of such securities.

•

If a participant is terminated from employment without cause, or due to death or disability, or the participant resigns employment for good reason (as defined in any award or other agreement between the participant and our Company or an affiliate) within two years following the change of control, then upon such termination, all of the participant’s awards in effect on the date of such termination will vest in full or be deemed earned in full.

If the purchaser, successor, or surviving entity does not assume the awards or issue replacement awards, then immediately prior to the change of control date, unless the Administrator otherwise determines:

•

Each stock option or SAR then held by a participant will become immediately and fully vested, and all stock options and SARs will be cancelled on the change of control date in exchange for a cash payment equal to the excess of the change of control price of the shares of common stock over the purchase or grant price of such shares under the award.

•	Unvested restricted stock and RSUs (that are not performance awards) will vest in full.

•

All performance shares, performance units and cash incentive awards for which the performance period has expired will be paid based on actual performance, and all such awards for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under such awards, valued assuming achievement of target performance goals at the time of the change of control, prorated based on the number of full months elapsed in the performance period.

•	All unvested dividend equivalent units will vest (to the same extent as the award granted in tandem with such units) and be paid.

•	All other unvested awards will vest and any amounts payable will be paid in cash.

Term of Plan

Unless earlier terminated by our board of directors, the 2021 Omnibus Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

Termination and Amendment of Plan

Our board of directors or the Administrator may amend, alter, suspend, discontinue or terminate the 2021 Omnibus Plan at any time, subject to the following limitations:

•

Our board of directors must approve any amendment to the 2021 Omnibus Plan if we determine such approval is required by prior action of our board of directors, applicable corporate law, or any other applicable law;

•

Stockholders must approve any amendment to the 2021 Omnibus Plan, which may include an amendment to materially increase the number of shares reserved under the 2021 Omnibus Plan, if we determine that such approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which the shares are then traded, or any other applicable law; and

•	Stockholders must approve any amendment to the 2021 Omnibus Plan that would diminish the protections afforded by the participant award limits or repricing and backdating prohibitions.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the 2021 Omnibus Plan, the Administrator may modify or amend any award or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify, or cancel any terms and conditions applicable to any award, in each case, by mutual agreement of the Administrator and the participant or any other person that may have an interest in the award, so long as any such action does not increase the number of shares of common stock issuable under the 2021 Omnibus Plan.

We do not need to obtain participant (or other interested party) consent for any such action (a) that is permitted pursuant to the adjustment provisions of the 2021 Omnibus Plan; (b) to the extent we deem the action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which our common stock is then traded; (c) to the extent we deem the action is necessary to preserve favorable accounting or tax treatment of any award for us; or (d) to the extent we determine that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The Administrator can cause a participant to forfeit any award, and require the participant to disgorge any gains attributable to the award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination, or a breach of a material company policy, any award agreement or any other agreement between the participant and us or one of our affiliates concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

Any awards granted under the 2021 Omnibus Plan, and any shares of common stock issued or cash paid under an award, will be subject to any recoupment or clawback policy that we adopt, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to us.

Repricing and Backdating Prohibited

Except for the adjustments provided for in the 2021 Omnibus Plan, neither the Administrator nor any other person may amend the terms of outstanding stock options or SARs to reduce their exercise or grant price, cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise or grant price that is less than the exercise or grant price of the awards being cancelled, or cancel outstanding stock options or SARs with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the Administrator may not grant a stock option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Existing Equity Plan

In February 2021, our board of directors and our stockholders adopted the 2021 Equity Incentive Plan, or the Existing Equity Plan. At the time the 2021 Omnibus Plan becomes effective, no further awards will be made under the Existing Equity Plan, although the Existing Equity Plan will continue to govern all equity awards made under the Existing Equity Plan prior to that date. The following is a summary of certain terms and conditions of the Existing Equity Plan. This summary is qualified in its entirety by reference to the Existing Equity Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full text of the Existing Equity Plan.

Administration

The Existing Equity Plan is administered by the Administrator, which has the authority to interpret the Existing Equity Plan and award agreements entered into with respect to the Existing Equity Plan; to make, change and rescind rules and regulations relating to the Existing Equity Plan; to make changes to, or reconcile any inconsistency in, the Existing Equity Plan or any award agreement covering an award; and to take any other actions needed to administer the Existing Equity Plan.

Eligibility

The Administrator may designate any of the following as a participant under the Existing Equity Plan: any officer or employee, or individuals engaged to become an officer or employee, of our Company or our affiliates; and consultants of our Company or our affiliates, and our directors, including our non-employee directors.

Types of Awards

The Existing Equity Plan permits the Administrator to grant stock options, SARs, performance shares, performance units, shares of common stock, restricted stock, RSUs, cash incentive awards, dividend equivalent units, or any other type of award permitted under the Existing Equity Plan. However, to date, only restricted stock awards have been granted under the Existing Equity Plan, and it is anticipated that any additional awards granted under the Existing Equity Plan will be in the form of restricted stock awards.

Shares Reserved Under the Existing Equity Plan

The Existing Equity Plan provides that 7,000,000 shares of our common stock are reserved for issuance under the Existing Equity Plan, all of which may be issued pursuant to the exercise of incentive stock options. The number of shares reserved for issuance under the Existing Equity Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, with respect to which such award is granted.

Transferability

Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless the Administrator allows a participant to (a) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death, (b) transfer an award to a former spouse as required by a domestic relations order incident to a divorce, or (c) transfer an award without receiving any consideration.

Adjustments

If (a) we are involved in a merger or other transaction in which our shares of common stock are changed or exchanged; (b) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities, or other property (other than stock purchase rights issued pursuant to a stockholder rights agreement); (c) we effect a cash dividend that exceeds 10% of the fair market value of a share of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that our board of directors determines is special or extraordinary, or that is in connection with a recapitalization or reorganization; or (d) any other event occurs that in the Administrator’s judgment requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the Existing Equity Plan, then the Administrator will, in a manner it deems equitable, adjust any or all of (1) the number and type of shares subject to the Existing Equity Plan and which may, after the event, be made the subject of awards; (2) the number and type of shares of common stock subject to outstanding awards; (3) the grant, purchase, or exercise price with respect to any award; and (4) the performance goals of an award. In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award, subject to the terms of the Existing Equity Plan.

The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, authorize the issuance or assumption of awards upon terms and conditions we deem appropriate without affecting the number of shares of common stock otherwise reserved or available under the Existing Equity Plan.

Change of Control

Upon a change of control (as defined in the Existing Equity Plan), the successor or surviving corporation may agree to assume some or all outstanding awards or replace them with the same type of award with similar terms and conditions, without the consent of any participant, subject substantially the same requirements as the 2021 Omnibus Plan.

Term of Plan

Unless earlier terminated by our board of directors, the Existing Equity Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

Termination and Amendment of Plan

Our board of directors or the Administrator may amend, alter, suspend, discontinue or terminate the Existing Equity Plan at any time, subject to substantially the same limitations that apply to any such actions under the 2021 Omnibus Plan.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the Existing Equity Plan, the Administrator may modify or amend any award or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify, or cancel any terms and conditions applicable to any award, in each case, by mutual agreement of the Administrator and the participant or any other person that may have an interest in the award, so long as any such action does not increase the number of shares of common stock issuable under the Existing Equity Plan.

We do not need to obtain participant (or other interested party) consent for any such action (a) that is permitted pursuant to the adjustment provisions of the Existing Equity Plan; (b) to the extent we deem the action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which our common stock is then traded; (c) to the extent we deem the action is necessary to preserve favorable accounting or tax treatment of any award for us; or (d) to the extent we determine that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The Administrator can cause a participant to forfeit any award, and require the participant to disgorge any gains attributable to the award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination, or a breach of a material company policy, any award agreement or any other agreement between the participant and us or one of our affiliates concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

Any awards granted under the Existing Equity Plan, and any shares of common stock issued or cash paid under an award, will be subject to any recoupment or clawback policy that we adopt, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to us.

Repricing and Backdating Prohibited

Except for the adjustments provided for in the Existing Equity Plan, neither the Administrator nor any other person may amend the terms of outstanding stock options or SARs to reduce their exercise or grant price, cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise or grant price that is less than the exercise or grant price of the awards being cancelled, or cancel outstanding stock options or SARs with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the Administrator may not grant a stock option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions within the last three years to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of our voting securities, or an immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Preferred Stock Financing Transaction

On February 26, 2021, we, HCI and CB Snowbird Holdings, L.P., a Delaware limited partnership and an affiliate of Centerbridge Partners, L.P. (“Centerbridge”), entered into various agreements and instruments relating to a financing transaction (the “Financing Transaction”) in which Centerbridge purchased from us an aggregate of $100 million in newly issued shares of our Series A preferred stock, including the following:

•

A Preferred Stock Purchase Agreement (the “Purchase Agreement”) that provided for the purchase by Centerbridge, at a purchase price of $10.00 per share, of 9,000,000 shares of our Series A-1 preferred stock and 1,000,000 shares of our Series A-2 preferred stock (collectively, the “Series A preferred stock”). The Series A-1 preferred stock represented approximately 9.9% of our voting securities as of February 26, 2021 (after giving effect to the grants of approximately 6,000,000 restricted shares of our common stock to our employees under the Existing Equity Plan on that date), and Centerbridge currently holds approximately                % of our common stock after giving effect to the Preferred Stock Conversion (or approximately                % after also giving effect to the vesting of approximately                unvested restricted shares outstanding as of September 30, 2021). Approximately $22 million of the proceeds from the Financing Transaction were used to repay indebtedness owed by us to HCI (see “—HCI Loans” below).

•	We amended our articles of incorporation to set forth, among other things, the rights and preferences of the Series A preferred stock.

•	We, HCI and Centerbridge entered into a Shareholders Agreement (the “Shareholders Agreement”) setting forth certain rights and obligations of our current shareholders, as further described below.

•

Our board of directors adopted the Existing Equity Plan and granted to our employees an aggregate of 6,000,000 restricted shares of our common stock. For a description of the Existing Equity Plan and the terms of the restricted share grants, see “Executive Compensation — Executive Compensation Arrangements — Equity Compensation” and “Executive Compensation — Existing Equity Plan.”

•

In connection with the Financing Transaction, HCI and Centerbridge entered into a Parent Guaranty Agreement pursuant to which HCI agreed to fully guarantee all of our payment obligations to the holders of our Series A preferred stock as long as those shares are outstanding.

•

In connection with the Financing Transaction, HCI issued warrants to purchase 750,000 shares of HCI’s common stock, with an exercise price of $54.40 per share, to Centerbridge. These HCI warrants are immediately exercisable and will expire on the fourth anniversary of the date of issuance. HCI simultaneously transferred these warrants to us as a non-cash capital contribution. The estimated fair value of the warrants was approximately $9.2 million (the net amount, after allocated issuance costs of approximately $0.6 million, was approximately $8.6 million).

•

In connection with the Financing Transaction, HCI also (i) made a capital contribution to us of approximately $3.5 million (which previously was an amount payable related to issuance costs paid by HCI on our behalf); (ii) contributed to us the $33 million of principal amount and approximately $23,000 of unpaid interest under a promissory note as a capital contribution (see “—HCI Loans” below); and (iii) returned to us 15 million shares of our common stock (from the 90 million shares of our common stock issued to HCI in October 2020 in exchange for contributed ownership interests in TypTap Insurance Company, TypTap Management Company, Exzeo USA, Inc., Cypress Tech Development Company, Inc. and Exzeo Software Private Limited).

Preferred Stock Conversion

Pursuant to the terms of our existing articles of incorporation, all 10,000,000 shares of our Series A preferred stock will convert into 10,000,000 shares of our common stock in connection with the completion of this offering.

Shareholders Agreement

In connection with the Financing Transaction, HCI, Centerbridge, and TypTap entered into a Shareholders Agreement setting forth certain rights and obligations relating to, among other matters, their ownership interest in our company and governance of our company. The Shareholders Agreement provides, among other matters:

•

As long as Centerbridge continues to hold at least 3,300,000 shares of our capital stock, our board of directors will consist of 8 members, of which one member is designated by Centerbridge, one member is our Chief Executive Officer, one member is jointly designated by HCI and Centerbridge, and the balance will be elected by HCI. The agreement further provides that Centerbridge’s board designee will also serve on any committee of our board of directors if Centerbridge so elects. Centerbridge has designated Mr. Hoffman as its initial designee on our board of directors, and HCI and Centerbridge jointly designated Mr. Shafran.

•

We cannot take the following actions unless our board of directors, including the director designated by Centerbridge, approve the actions:    (a) repurchase shares from our Chief Executive Officer or from any other employee or former employee if the aggregate repurchase amount would exceed $5.0 million in a single year, (b) amend any compensation arrangement of our Chief Executive Officer, (c) adopt any incentive compensation plans that would be expected to increase our costs by more than $10.0 million relative to existing compensation plans, or (d) increase the number of equity securities issuable under the Existing Equity Plan or grant equity compensation in excess of more than $10.0 million in any year (other than pursuant to the Existing Equity Plan).

•

If we issue new equity securities (subject to customary exceptions such as shares issued under the Existing Equity Plan), HCI and Centerbridge have a preemptive right to purchase a pro rata portion of the new securities to maintain their equity ownership percentage in our company.

•

After the 4th anniversary of the closing of the Financing Transaction, Centerbridge has the right to require us to register Centerbridge’s shares with the SEC for sale in a public offering (a “demand registration”) and unlimited rights to request that Centerbridge’s shares be included in any registration of shares by us (“piggyback registration rights”), each subject to customary cutbacks, deferrals and exclusions. The Shareholders Agreement also provides that Centerbridge and HCI are subject to market standstill restrictions whereby they agree not to sell shares for a 6 month period after the registration of an initial public offering is effective, subject to customary exceptions and limitations.

Prior to the completion of this offering, we anticipate that HCI, Centerbridge, and TypTap will enter into an amendment to the Shareholders Agreement providing that the Shareholders Agreement will automatically terminate upon the completion of this offering, and we anticipate that Centerbridge and TypTap enter into a registration rights agreement providing that from and after the completion of this offering, Centerbridge will have the right to have its shares of TypTap common stock registered for resale under the Securities Act. See “Description of Capital Stock—Registration Rights”. We further anticipate that HCI and Centerbridge will enter into a stock restriction agreement under which HCI will agree not to, without the approval of a majority of the independent directors of TypTap, sell to any third party or group of related third-parties, in a single transaction or series of related transactions, a number shares of TypTap common stock that would require the filing of a “Form A” notification (or equivalent form) with any state insurance regulatory authority. A “Form A” (or equivalent form) is generally be required for any direct or indirect change of ownership of 10% or more of a regulated insurance company.

Reinsurance Contracts

We participate in reinsurance contracts with two of our affiliates, Homeowner’s Choice Property & Casualty Insurance Company, Inc. and Claddaugh Casualty Insurance Company Ltd., two other subsidiaries of our parent company, HCI. The reinsurance allocation method is governed by HCI’s reinsurance allocation agreement, which states that each cedant’s retention and reinsurer’s limit of liability for a loss occurrence is apportioned based on the amount of loss contributed to that occurrence. The reinsurance allocation agreement also states that the reinsurance premium shall be apportioned to each company in the same proportion that the companies’ premium subject to the reinsurance agreement bears to the total premium subject to the reinsurance agreement. Our reinsurance premiums during the years ended December 31, 2020, 2019 and 2018 were $28.8 million, $11.1 million and $4.2 million, respectively.

Cost Allocation Agreement

We receive cost allocations from HCI under a corporate overhead cost allocation agreement between HCI and its subsidiaries, including us (the “HCI Cost Allocation Agreement”), for certain overhead costs incurred by HCI that are related to operating the business as a group. Such costs may include, but are not limited to, corporate administrative expenses, salaries, benefits, bonus and other expenses related to human resources services, accounting and legal services and other indirect operational costs. On a monthly basis, these costs are allocated to us on a predetermined overhead rate which is annually determined by considering headcounts, revenues and activities that can influence costs. The expenses allocated to us under the HCI Cost Allocation Agreement during the years ended December 31, 2020, 2019 and 2018 were approximately $3,625,000, $3,389,000 and $2,261,000, respectively, and during the six months ended June 30, 2021 and 2020 were approximately $2,743,000 and $1,879,000, respectively. We anticipate that the HCI Cost Allocation Agreement will terminate upon the completion of this offering.

Agent Commission Agreement

Under an agent commission agreement with Omega Insurance Agency, Inc., a subsidiary of HCI, we pay commissions on premiums received in cash for policies issued during the term of the agreement. For the years ended December 31, 2020, 2019 and 2018, commission expenses were approximately $108,000, $84,000 and $44,000, respectively, and for the six months ended June 30, 2021 and 2020, commission expenses were approximately $59,000 and $56,000, respectively.

Real Property Leases

During 2020 and 2019, we leased office space in Tampa from HCI, and in February 2021, we entered into a sublease agreement with HCI for such office space. For the years ended December 31, 2020, 2019 and 2018, lease expenses related to these leases were $225,000, $222,000 and $219,000, respectively, and for the six months ended June 30, 2021 and 2020, such lease expense were $114,000 and $111,000, respectively.

We also have an existing lease with Silver Springs Property Investments, LLC, an HCI subsidiary, for an office building in Ocala, Florida. For the years ended December 31, 2020, 2019 and 2018, lease expenses related to these leases were $199,000, $200,000 and $0, respectively, and for the six months ended June 30, 2021 and 2020, such lease expenses were $100,000.

We also have an existing lease with M/S RKR Software Solutions Private Limited, for an office building in Noida, India. For the years ended December 31, 2020, 2019 and 2018, lease expenses related to these leases were $108,000, $131,000 and $136,000, respectively, and for the six months ended June 30, 2021 and 2020, such lease expense were $50,000 and $60,000, respectively.

HCI Loans

On December 30, 2020, we issued a promissory note to HCI for the principal amount of $22 million. The note bore an annual interest rate of 1.75% and would have matured on June 30, 2022. We used the proceeds of this loan from HCI to make a capital contribution to TypTap Insurance Company, our insurance subsidiary. On March 2, 2021, we repaid HCI the full amount of this promissory note, including interest of approximately $66,000.

On February 12, 2021, we issued a promissory note to HCI for the principal amount of $33 million in settlement of the amount payable to HCI as of December 31, 2020. The note bore an annual interest of 1.75% and would have matured on June 30, 2022. In connection with the Financing Transaction on February 26, 2021, HCI contributed to TypTap the $33 million of principal amount and approximately $23,000 of unpaid interest under this note as a capital contribution.

On February 12, 2021, HCI also agreed to provide a revolving line of credit with borrowing capacity of up to $61 million to us. The credit line was available to us until the earlier of June 30, 2022 and the securing of alternative financing. As a result of the Financing Transaction on February 26, 2021, HCI ended this commitment to provide a revolving line of credit to us.

Tax Allocation Agreement

HCI and certain of its subsidiaries, including us, have entered into a Tax Allocation Agreement. The Tax Allocation Agreement requires each subsidiary that joins in HCI’s consolidated federal income tax return to pay to HCI the amount of the federal income tax the subsidiary would owe for each taxable year if the subsidiary had filed a federal income tax return for the year as a separate company. If a subsidiary incurs a loss (or has unused tax credits) for a taxable year that can be carried back to prior years, HCI is required to pay to the subsidiary the amount of the federal income tax refund the subsidiary would be entitled to receive, computed on a separate company basis; but if no carryback would be allowed, HCI is obligated to pay the subsidiary the amount of the reduction in the consolidated federal income taxes of the affiliated group that results from the group’s use of the subsidiary’s losses or credits. Adjustments to the amount of required payments are required to reflect any audit changes made to the tax reporting of a subsidiary. The Tax Allocation Agreement contemplates that a subsidiary will become a party to the Tax Allocation Agreement when it joins the affiliated group, and it automatically terminates with respect to a subsidiary when the subsidiary’s membership in the affiliated group terminates (but rights and obligations arising during the period when the subsidiary was a party survive termination). For the years ended December 31, 2020, 2019 and 2018, we received net income tax benefits from HCI of approximately $4,024,000, $2,439,000 and $1,661,000, respectively, and for the six months ended June 30, 2021 and 2020, we received net income tax benefits from HCI of approximately $1,369,000 and $1,723,000, respectively.

Quota Share Reinsurance Agreement

On June 16, 2021, we and our affiliate, Homeowners Choice Property & Casualty Insurance Company (“Homeowners Choice”), another subsidiary of our parent company, HCI, entered into a quota share reinsurance agreement with United Property & Casualty Insurance Company (“United”). As part of the transactions of assuming policies from United, we and Homeowners Choice agreed to provide 100% quota share reinsurance on all of the United’s in-force and renewal policies in the states of Connecticut, New Jersey, Massachusetts and Rhode Island from June 1, 2021 through May 31, 2022. In exchange, we and Homeowners Choice will pay United a ceding commission of 24% of premium. The agreement represents approximately $120 million of annual premiums which are divided equally between us and Homeowners Choice.

Service Agreements

In March 2021, TypTap Management Company, one of our subsidiaries (“TTM”), entered into a policy administration service agreement with Homeowners Choice Managers, a subsidiary of HCI (“HCM”), pursuant to which TTM receives $35 for each new and renewed Homeowners Choice flood policy outside of Florida. For the three and six months ended June 30, 2021, TTM recognized policy administration income of approximately $1,000 and $4,000, respectively.

In March 2021, Exzeo USA, Inc., one of our subsidiaries, entered into a software license and service agreement with HCM pursuant to which HCM pays Exzeo USA various usage-based or flat fees for use of following software: SAMS, Harmony, CasaClue, AtlasViewer, and Claim Colony. An additional flat fee is paid for other general software services. For the three and six months ended June 30, 2021, Exzeo USA recognized license and service income of approximately $441,000 and $587,000, respectively.

In March 2021, TTM entered into a claims services agreement with Griston Claims Management, another subsidiary of HCI (“GCM”), pursuant to which TTM pays GCM $1,200 per TypTap Insurance Company non-catastrophe claim and $5,000 per non-catastrophe litigated internally handled TypTap Insurance Company claim. TTM also pays GCM $1,200 per TypTap Insurance Company catastrophe claim and 4% of the incurred loss for each catastrophe claim. For the three and six months ended June 30, 2021, TTM incurred claims services expenses of approximately $694,000 and $878,000, respectively.

HCI Employee Benefit Plans

Through HCI, we have a 401(k) Safe Harbor Profit Sharing Plan that qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under this plan, participating employees are eligible for matching and discretionary profit-sharing contributions from us. Plan participants may elect to defer up to 100% of their pre-tax gross wages, subject to annual limitations. Our matching contribution is limited to a maximum of 4% of the employee’s annual salary or wage and is fully vested when contributed. Eligibility and vesting of our discretionary profit sharing contribution is subject to the plan participant’s years of service. During the years ended December 31, 2020, 2019 and 2018, we contributed approximately $244,000, $150,000 and $121,000, respectively, in matching contributions.

HCI has an incentive plan that provides restricted stock awards to employees of HCI and its subsidiaries, including us, in connection with their service. The terms of the restricted stock grants include only service conditions and the awards generally vest over a period of four years. In February 2021, HCI cancelled 141,600 shares of unvested restricted stock for the employees transferred to us. In exchange, these employees received replacement restricted stock issued under our Existing Equity Plan. For the years ended December 31, 2020, 2019 and 2018, we recognized compensation expense related to HCI restricted stock of approximately $1,807,000, $961,000 and $660,000, respectively, and for the six months ended June 30, 2021 and 2020, we recognized compensation expense related to HCI restricted stock of approximately $152,000 and $895,000, respectively,

Board of Directors

In connection with the Financing Transaction, Eric Hoffman, a managing director at Centerbridge, was appointed to our board of directors (as well as the board of directors of HCI), James Macchiarola and Loreen Spencer resigned from the HCI board of directors and Ms. Spencer was appointed to our board of directors (Mr. Macchiarola was already serving as one of our directors).

Paresh Patel, our president, chief executive officer and chairman of our board of directors, also serves as chairman of the HCI board of directors and HCI’s chief executive officer. Mr. Patel receives an annual salary of $250,000 and other compensation benefits from HCI for serving as its chief executive officer.

Review and Approval of Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written policy regarding the review and approval of related party transactions. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of September 30, 2021 with respect to the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to reflect the sale of                shares of our common stock in this offering, in each case by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on                shares of our common stock outstanding as of September 30, 2021, which reflects 10,000,000 shares of our preferred stock that will convert into shares of our common stock in connection with the completion of this offering pursuant to the terms of our amended and restated articles of incorporation (the “Preferred Stock Conversion”), as if it had occurred as of September 30, 2021. The applicable percentage ownership relating to shares beneficially owned after this offering is based on                shares of our common stock outstanding (or                shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full). Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o TypTap Insurance Group, Inc., 5300 West Cypress Street, Suite 100, Tampa, Florida 33607.

	Shares of Common Stock Beneficially Owned
	Shares of Common Stock Beneficially Owned Before this Offering		Shares of Common Stock Beneficially Owned After this Offering Assuming Underwriters’ Option is Not Exercised		Shares of Common Stock Beneficially Owned After this Offering Assuming Underwriters’ Option is Exercised in Full(1)
Name of beneficial owner	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Executive Officers
Paresh Patel(2)	16,781	*	16,781	*	16,781	*
Kevin Mitchell(2)	20,125	*	20,125	*	20,125	*
Mark Harmsworth(3)	0	*	0	*	0	*
Eric Hoffman	0	*	0	*	0	*
Irene Hurst(2)	500	*	500	*	500	*
Robert Lopes(2)	0	*	0	*	0	*
James Macchiarola(2)	10,000	*	10,000	*	10,000	*
Steve Shafran(2)	0	*	0	*	0	*

Loreen Spencer(2)	0	*	0	*	0	*
All current directors and executive officers as a group(2) (9 persons)	0	*	0	*	0	*
Other Holders
HCI Group, Inc.	75,000,000	87.85%	75,000,000	%	75,000,000	%
CB Snowbird Holdings, L.P.(4)	10,000,000	11.71%	10,000,000	%	10,000,000	%

*	Represents beneficial ownership of less than 1%.
(1)

The underwriters have the option to purchase up to an additional                  shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus.

(2)

Does not include shares of common stock issuable upon the vesting of restricted shares outstanding under our Existing Equity Plan (since such restricted shares will not vest within 60 days of September 30, 2021) held as follows: Mr. Patel, 1,480,935 shares; Mr. Mitchell, 531,500 shares; Ms. Hurst, 10,000 shares; Mr. Lopes, 10,000 shares; Mr. Macchiarola, 10,000 shares; Mr. Shafran, 10,000 shares; Ms. Spencer, 10,000 shares; and all current directors and executive officers as a group, 2,362,435 shares (including 300,000 unvested restricted shares held by Mr. Bhandari).

(3)	Mr. Harmsworth ceased to serve as our Chief Financial Officer as of July 2021 when Mr. Bhandari began as our new Chief Financial Officer.
(4)

The address of CB Snowbird Holdings, L.P. is c/o Centerbridge Partners, L.P., 375 Park Avenue, 11th Floor, New York, New York 10152. Shares held of record by CB Snowbird Holdings, L.P. (“CB Snowbird”). The general partner of CB Snowbird is CSCP III Cayman GP Ltd., a Cayman Islands exempted company (“CSCP III”) of which Jeffrey H. Aronson is the sole director. Centerbridge Special Credit Partners III-Flex, L.P., a Delaware limited partnership (“Special Credit III-Flex”), is a limited partner of CB Snowbird owning 98.5% of CB Snowbird, and Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership (“General Partner III”), is the general partner of Special Credit III-Flex, and the general partner of General Partner III is CSCP III. Accordingly, Mr. Aronson is the sole natural person deemed to have voting and dispositive power over the securities held by CB Snowbird. Shares indicated as owned prior to the offering represent common shares into which an aggregate of 10,000,000 shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock held of record by CB Snowbird are convertible.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our amended and restated articles of incorporation and our bylaws, each of which will become effective immediately prior to the completion of this offering, is a summary, does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. The description of our capital stock reflects changes to our capital structure that will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of                 shares of our common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Corporate Governance

We are a corporation organized under the laws of the state of Florida and are governed by the Florida Business Corporation Act, which we sometimes refer to as the FBCA, our amended and restated articles of incorporation and our bylaws.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we sometimes refer to as the articles, the board of directors is authorized to designate and issue up to                 shares of preferred stock in one or more series without shareholder approval. Our board of directors will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of the company.

Upon completion of this offering, there will be no shares of preferred stock outstanding and, at present, we have no plans to issue any shares of preferred stock.

Dividends and Other Distributions

The holders of our common stock will be entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of the company, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock will be entitled to receive proportionately all of our remaining assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors, subject to applicable laws. The time and amount of any dividend will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and any other factors that our board of directors may deem relevant.

We currently intend to retain all available funds and any future earnings for general corporate purposes, including working capital, operating expenses and capital expenditures, and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Number and Election of Directors

Our board of directors consists of eight members. Our articles provide that our directors are divided into three classes, designated as Class A, Class B and Class C. The terms of the directors of each class will expire at the annual meetings of shareholders to be held in 2022 (Class B), 2023 (Class C) and 2024 (Class A). At each annual meeting of shareholders, one class of directors will be elected to succeed that class of directors whose terms are expiring to hold office until the third succeeding annual meeting, and until their successors are duly elected and qualified.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors constitutes a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting is considered an act of our board of directors.

Removal of Directors

Our articles provide that any director may be removed from office, but only for cause by the affirmative vote of not less than a majority of our shareholders entitled to vote in the election of directors. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Vacancies on the Board of Directors

Any vacancy occurring in our board of directors may be filled by the affirmative vote of a majority of the directors then in office.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The FBCA allows us to amend our articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Amendment of Bylaws

Our bylaws may be amended or repealed and new bylaws may be adopted by our shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by our board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance. Notwithstanding the foregoing, pursuant to our articles, the provisions of our bylaws that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Registration Rights

Under the Shareholders Agreement, Centerbridge is currently entitled to rights with respect to the registration of its shares of TypTap common stock under the Securities Act. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” Prior to the completion of this offering, we anticipate that HCI, Centerbridge, and TypTap will enter into an amendment to the Shareholders Agreement providing that the Shareholders Agreement (including the registration rights therein) will automatically terminate upon the completion of this offering and that Centerbridge and TypTap will enter into a new registration rights agreement. The new registration rights agreement will grant Centerbridge the right, subject to certain restrictions and conditions, to require us to register under the Securities Act shares of common stock owned by Centerbridge. Pursuant to the registration rights agreement, Centerbridge will be entitled to demand registration rights that will require us, subject to specified conditions and limitations, to register shares of our common stock under the Securities Act held by Centerbridge. In addition, if we propose to register the offer and sale of our common stock under the Securities Act following the consummation of this offering in connection with a public offering of such common stock, Centerbridge will be entitled to certain “piggyback” registration rights allowing Centerbridge to include its shares in such registration, subject to marketing and other limitations. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify Centerbridge against certain liabilities which may arise under the Securities Act.

HCI Stock Restriction Agreement

We anticipate that, in connection with entering into the above-described amendment to the Shareholders Agreement, HCI and Centerbridge will enter into a stock restriction agreement under which HCI will agree not to, without the approval of a majority of the independent directors of TypTap, sell to any third party or group of related third-parties, in a single transaction or series of related transactions, a number shares of TypTap common stock that would require the filing of a “Form A” notification (or equivalent form) with any state insurance regulatory authority. A “Form A” (or equivalent form) is generally be required for any direct or indirect change of ownership of 10% or more of a regulated insurance company.

Anti-Takeover Effects of Various Provisions of Florida Law, Our Amended and Restated Articles of Incorporation and Our Bylaws

Provisions of Florida law have certain anti-takeover effects. Our amended and restated articles of incorporation and bylaws also contain provisions that may have similar effects.

Florida Anti-Takeover Statutes

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our board of directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

•	One hundred or more shareholders;

•	Its principal place of business, its principal office, or substantial assets within Florida; and

•	Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

•

Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

•

Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•

At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

The foregoing provisions of the FBCA do not currently apply to HCI since our board of directors approved for purposes of these provisions any acquisition made HCI.

Florida Insurance Statutes

Pursuant to Section 628.461 of the Florida Statutes, generally no person may acquire a controlling interest in our insurance subsidiary, TypTap Insurance Company, whether by purchase of 10% or more of TypTap Insurance Company’s or our (as its parent company) voting securities or otherwise, unless the acquiring person gives prior notice to the insurer and has received prior approval from the Florida Office of Insurance Regulation. Under Florida insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. See “Regulation — Changes of Control.”

In addition to the provisions described above, various provisions of our amended and restated articles and our bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

No Shareholder Action by Written Consent

Our articles require that all shareholder action be taken upon the vote of shareholders at an annual or special meeting of shareholders duly noticed and called in accordance with Florida law, and no such action may be taken without a meeting by written consent of shareholders.

Classified Board of Directors

Our articles provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

No Cumulative Voting

The FBCA provides that shareholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations; Calling a Special Meeting

Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also provide that a special meeting of shareholders can only be called by our chairman of the board of directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our board of directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at the special meeting of shareholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions of other businesses or entities and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.

Exclusive Jurisdiction

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action arising pursuant to any provision of the FBCA, our amended and restated articles of incorporation or our bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the state of Florida (or, if a state court located within the state of Florida does not have jurisdiction, the federal district court for the Middle District of Florida); provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also see the section titled “Risk Factors — Risks Related to Ownership of our Common Stock — Our bylaws that will be in effect immediately prior to the completion of this offering designates the state courts located within the state of Florida as the exclusive forum for substantially all disputes between us and our shareholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.”

Liability and Indemnification of Officers and Directors

Our amended and restated articles of incorporation and bylaws provide that we shall indemnify, and advance any and all reasonable expenses incurred by, any current or former director or officer to the fullest extent permitted by law.

Section 607.0831 of the FBCA, provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director, unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful or intentional misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0851 of the FBCA, a corporation has power to indemnify any person who is a party to any proceeding (other than an action by, or in the right of the corporation), because he or she is or was a director or officer of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

For purposes of the indemnification provisions of the FBCA, “director” or “officer” means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation’s request as a director or officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or another enterprise or entity and the terms include, unless the context otherwise requires, the estate, heirs, executors, administrators, and personal representatives of a director or officer.

In addition, under Section 607.0851 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 607.0852 of the FBCA provides that a corporation must indemnify an individual who is or was a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

Section 607.0853 of the FBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is or was a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if (a) the director or officer is not entitled to mandatory indemnification under Section 607.0852; and (b) it is ultimately determined under Section 607.0854 or Section 607.0855 (as described below) that the director or officer has not met the relevant standard of conduct described in Section 607.0851 or the director or officer is not entitled to indemnification under Section 607.0859 (as described below).

Section 607.0854 of the FBCA provides that, unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of directors or of the shareholders in the specific case, a director or officer of the corporation who is a party to a proceeding because he or she is or was a director or officer may apply for indemnification or an advance for expenses, or both, to a court having jurisdiction over the corporation which is conducting the proceeding, or to a circuit court of competent jurisdiction. Our amended and restated articles of incorporation do not provide any such exclusion. After receipt of an application and after giving any notice it considers necessary, the court may order indemnification or advancement of expenses upon certain determinations of the court.

Section 607.0855 of the FBCA provides that, unless ordered by a court under Section 607.0854, a corporation may not indemnify a director or officer under Section 607.0851 unless authorized for a specific proceeding after a determination has been made that indemnification is permissible because the director or officer has met the relevant standard of conduct set forth in Section 607.0851.

Section 607.0857 of the FBCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify or advance expenses to the individual against such liability under the provisions of Section 607.0857.

Section 607.0858 of the FBCA provides that the indemnification provided pursuant to Section 607.0851 and Section 607.0852, and the advancement of expenses provided pursuant to Section 607.0853, are not exclusive. A corporation may, by a provision in its articles of incorporation, bylaws or any agreement, or by vote of shareholders or disinterested directors, or otherwise, obligate itself in advance of the act or omission giving rise to a proceeding to provide any other or further indemnification or advancement of expenses to any of its directors or officers.

Section 607.0859 of the FBCA provides that, unless ordered by a court under the provisions of Section 607.0854 of the FBCA, a corporation may not indemnify a director or officer under Section 607.0851 or Section 607.0858, or advance expenses to a director or officer under Section 607.0853 or Section 607.0858, if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; (b) a transaction in which a director or officer derived an improper personal benefit; (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; or (d) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable (relating to unlawful distributions).

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

will be the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because all of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to Ownership of Our Common Stock — A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale could depress the market price of our common stock.”

Assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur in connection with the completion of this offering, as of June 30, 2020, we expect to have                shares of our common stock outstanding, assuming no vesting of outstanding shares of restricted stock and assuming that the underwriters have not exercised their option to purchase additional shares of common stock.

All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Generally, the balance of our outstanding shares of common stock will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus,                additional shares of common stock become eligible for sale in the public market, of which                shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

We have agreed that we will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, or submit to, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than sales of our common stock to be sold in this offering.

The directors and executive officers of the company, as well as holders of all of the company’s currently outstanding shares, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC: (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our common stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or other securities, in cash, or otherwise; (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; or (4) publicly disclose the intention to do any of the foregoing.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after completion of this offering; or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchase shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under the Existing Equity Plan and the 2021 Omnibus Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up period. We expect that the initial registration statements on Form S-8 will cover approximately                shares of our common stock. Shares issued under the Existing Equity Plan and 2021 Omnibus Plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. See “Executive Compensation — Executive Compensation Arrangements — Equity Compensation,” “Executive Compensation — Existing Equity Plan” and “Executive Compensation — 2021 Omnibus Plan” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but is not intended to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to a Non-U.S. Holder that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules in Section 451(b) of the Code or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting for their securities positions;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder will be required to furnish a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate of withholding). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “— Information Reporting and Backup Withholding” and “— Additional Withholding Tax Under FATCA”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our being treated as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder’s disposition of, or the Non-U.S. Holder’s holding period for, our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in trades or businesses (all as determined for U.S. federal income tax purposes). We believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of all our real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder whether or not withholding is required. Copies of the information returns reporting such interest, dividends, and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the beneficial owner is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such beneficial owner is a United States person, or otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Under FATCA

Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and the Treasury Regulations and administrative guidance thereunder impose a 30% withholding tax on certain types of payments made to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including, in some cases, when such foreign financial institution or non-financial foreign entity acts as an intermediary, unless (1) the foreign financial institution has entered into an agreement with the U.S. government to withhold on certain payments and to undertake certain diligence and reporting obligations regarding U.S. account holders (including certain account holders that are non-U.S. entities with U.S. owners), (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. J.P. Morgan Securities LLC is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
J.P. Morgan Securities LLC
JMP Securities LLC Truist Securities, Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to                additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by Us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses paid by us for this offering, excluding underwriting discounts and commissions, will be approximately $                million. We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in the offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, or submit to, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than sales of our common stock to be sold in this offering.

The directors and executive officers of the company, as well as holders of all of the company’s currently outstanding shares, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC: (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our common stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or other securities, in cash, or otherwise; (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; or (4) publicly disclose the intention to do any of the foregoing.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to list our common stock listed on the NYSE under the symbol “    .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of our company (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with our company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the securities in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated and combined financial statements of TypTap Insurance Group, Inc. and its subsidiaries as of December 31, 2019 and December 31, 2020, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement, have been audited by Dixon Hughes Goodman LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

TypTap Insurance Group, Inc.

5300 West Cypress Street, Suite 100

Tampa, Florida 33607

844-289-7968

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and other reporting requirements of the NYSE, and we will file reports and other information with the SEC as required and make any proxy statements available to the holders of our capital stock as required by the rules of the NYSE. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

TypTap Insurance Group, Inc. and Subsidiaries

Consolidated and Combined Financial Statements

For the Years Ended December 31, 2020 and 2019

TypTap Insurance Group, Inc. and Subsidiaries

Consolidated and Combined Financial Statements

At June 30, 2021 and December 31, 2020 and

For the Three and Six Months Ended June 30, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Shareholder and the Board of Directors

TypTap Insurance Group, Inc. and Subsidiaries

Tampa, FL

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated and combined balance sheets of TypTap Insurance Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated and combined statements of income, comprehensive loss, stockholder’s equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Dixon Hughes Goodman LLP

We have served as the Company’s auditor since 2020.

Tampa, FL

February 15, 2021, except for Notes 13, 16, 17, and 23, as to which the date is August 3, 2021.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Balance Sheets

(Dollar amounts in thousands, except per share amounts)

	December 31,
	2020	2019
Assets
Fixed-maturity securities, available for sale, at fair value (amortized costs: $16,013 and $16,597, respectively, and allowance for credit losses: $3 and $0, respectively)	$16,519	$16,787
Equity securities, at fair value (cost: $4,115 and $2,136, respectively)	4,454	2,449
Short-term investments, at fair value	—	491

Total investments	20,973	19,727
Cash and cash equivalents	99,725	51,562
Restricted cash	2,000	300
Accrued interest and dividends receivable	105	138
Income taxes receivable	—	746
Premiums receivable, net	7,734	5,372
Prepaid reinsurance premiums	7,386	1,691
Reinsurance recoverable:
Paid losses and loss adjustment expenses (allowance: none in 2020 and 2019)	81	13
Unpaid losses and loss adjustment expenses (allowance: none in 2020 and 2019)	9	109
Deferred policy acquisition costs	10,281	7,199
Property and equipment, net	6,065	5,682
Right-of-use assets — operating leases	302	713
Other assets	2,920	980

Total assets	$157,581	$94,232

Liabilities and Stockholder’s Equity
Losses and loss adjustment expenses	$19,348	$4,765
Unearned premiums	63,704	37,684
Advance premiums	3,373	820
Accrued expenses	4,272	3,569
Income taxes payable	143	—
Deferred income taxes, net	1,251	1,289
Lease liabilities — operating leases	316	738
Due to related parties	33,190	25,550
Note payable – related party	22,000	—
Other liabilities	3,433	2,853

Total liabilities	151,030	77,268

Commitments and contingencies (Note 20)
Stockholder’s equity:
Common stock (par value $0.001 per share, 183,000,000 shares authorized, 75,000,000 shares and none issued and outstanding in 2020 and 2019, respectively)	75	—
Additional paid-in capital	11,001	—
Retained deficits	(4,909)	—
Stockholder’s net investment	—	16,821
Accumulated other comprehensive income, net of taxes	384	143

Total stockholder’s equity	6,551	16,964

Total liabilities and stockholder’s equity	$157,581	$94,232

See accompanying Notes to Consolidated and Combined Financial Statements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Income

(Dollar amounts in thousands, except per share amounts)

	Years Ended December 31,
	2020	2019
Revenue
Gross premiums earned	$78,836	$30,904
Premiums ceded	(28,822)	(11,076)

Net premiums earned	50,014	19,828
Net investment income	814	1,056
Net realized investment losses	(43)	(8)
Net unrealized investment gains on equity securities	26	489
Policy fee income	819	424
Other	97	40

Total revenue	51,727	21,829

Expenses
Losses and loss adjustment expenses	34,059	8,505
Policy acquisition and other underwriting expenses	15,579	6,897
General and administrative personnel expenses	10,782	8,158
Interest expense	2	2
Other operating expenses	7,766	6,758

Total expenses	68,188	30,320

Loss before income taxes	(16,461)	(8,491)
Income tax benefit	(4,037)	(1,580)

Net loss	$(12,424)	$(6,911)

Basic loss per share (Note 16)	$(0.17)	$(0.09)

See accompanying Notes to Consolidated and Combined Financial Statements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Comprehensive Loss

(Amounts in thousands)

	Years Ended December 31,
	2020	2019
Net loss	$(12,424)	$(6,911)
Other comprehensive income:
Change in unrealized gain on investments:
Net unrealized gains arising during the period	314	314
Credit losses charged to income	3	—
Call and repayment gains charged to investment income	(7)	(2)
Reclassification adjustment for net realized losses (gains)	9	(5)

Net change in unrealized gains	319	307
Deferred income taxes on above change	(78)	(76)

Total other comprehensive income, net of income taxes	241	231

Comprehensive loss	$(12,183)	$(6,680)

See accompanying Notes to Consolidated and Combined Financial Statements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Stockholder’s Equity

For the Years Ended December 31, 2020 and 2019

(Dollar amounts in thousands)

	Stockholder’s Net Investment	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Deficits	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Total Stockholder’s Equity
Balance at December 31, 2018	$15,926	—	$—	$—	$—	$(88)	$15,838
Net loss	(6,911)	—	—	—	—	—	(6,911)
Capital contribution from parent	5,000	—	—	—	—	—	5,000
Non-cash allocated expense from parent	1,855	—	—	—	—	—	1,855
Stock-based compensation	951	—	—	—	—	—	951
Total other comprehensive income, net of income taxes	—	—	—	—	—	231	231

Balance at December 31, 2019	$16,821	—	$—	$—	$—	$143	$16,964
Net loss	(7,515)	—	—	—	(4,909)	—	(12,424)
Return of capital to parent	(9)	—	—	—	—	—	(9)
Stock-based compensation	1,293	—	—	476	—	—	1,769
Total other comprehensive income, net of income taxes	—	—	—	—	—	241	241
Capital contribution from parent	—	1,000	—	10	—	—	10
Contribution of net investment from parent	(10,590)	74,999,000	75	10,515	—	—	—

Balance at December 31, 2020	$—	75,000,000	$75	$11,001	$(4,909)	$384	$6,551

See accompanying Notes to Consolidated and Combined Financial Statements

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows

(Dollar amounts in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(12,424)	$(6,911)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	1,769	951
Net amortization of premiums on investments in fixed-maturity securities	45	63
Depreciation and amortization	1,103	676
Deferred income tax (benefit) expense	(116)	750
Net realized investment losses	43	8
Net unrealized investment gains on equity securities	(26)	(489)
Non-cash allocated expense from parent	—	1,855
Impairment charges related to investments	3	—
Foreign currency remeasurement loss	32	57
Changes in operating assets and liabilities:
Accrued interest and dividends receivable	33	(9)
Premiums receivable	(2,362)	(4,408)
Prepaid reinsurance premiums	(5,695)	(1,172)
Reinsurance recoverable	32	534
Deferred policy acquisition costs	(3,082)	(6,166)
Income taxes	889	(680)
Other assets	(1,531)	(1,489)
Losses and loss adjustment expenses	14,583	3,758
Unearned premiums	26,020	29,369
Advance premiums	2,553	607
Accrued expenses and other liabilities	874	5,546
Due to related parties	7,640	10,244

Net cash provided by operating activities	30,383	33,094

(continued)

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows – continued

(Dollar amounts in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from investing activities:
Purchase of property and equipment	(1,486)	(2,454)
Purchase of fixed-maturity securities	(13,368)	(9,494)
Purchase of equity securities	(5,138)	(1,443)
Purchase of short-term investments	—	(991)
Proceeds from sales of fixed-maturity securities	9,298	156
Proceeds from calls, repayments and maturities of fixed-maturity securities	4,611	6,047
Proceeds from sales of equity securities	3,114	1,377
Proceeds from sales, redemptions and maturities of short-term investments	460	6,067

Net cash used in investing activities	(2,509)	(735)

Cash flows from financing activities:
Capital contribution from parent company	—	5,000
Return of capital contribution to parent company	(9)	—
Proceeds from issuance of note payable – related party	22,000	—
Net proceeds from the issuance of common stock	10	—
Repayment of long-term debt	(14)	(12)

Net cash provided by financing activities	21,987	4,988

Effect of exchange rate changes on cash	2	(22)

Net increase in cash, cash equivalents and restricted cash	49,863	37,325
Cash, cash equivalents and restricted cash at beginning of year	51,862	14,537

Cash, cash equivalents and restricted cash at end of year	$101,725	$51,862

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$152	$113

Cash paid for interest	$2	$2

Non-cash investing and financing activities:
Unrealized gain on investments in available-for-sale securities, net of tax	$241	$231

Addition to property and equipment under finance lease	$—	$6

Contribution of net investment from parent	$10,590	$—

See accompanying Notes to Consolidated and Combined Financial Statements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 1 — Nature of Operations

TypTap Insurance Group, Inc. (“TTIG” or “the Company”) was organized in July 2020 and is a wholly-owned subsidiary of HCI Group, Inc. (“HCI”), its parent company. In October 2020, HCI contributed its ownership interests in four of its wholly-owned subsidiaries to TTIG. These subsidiaries include TypTap Insurance Company (“TypTap”), TypTap Management Company, Exzeo USA, Inc., and Cypress Tech Development Company which also owns Exzeo Software Private Limited, a subsidiary domiciled in India.

TypTap currently provides homeowners and flood insurance in Florida and is approved to underwrite homeowners insurance in various other states. Its operations are supported by TypTap Management Company which is responsible for managing activities such as claims processing, policyholder service/support, marketing, premium payment collection, underwriting and insurance application processing. TypTap Management Company’s operations are solely in support of TypTap.

Exzeo USA, Inc. and Cypress Tech Development Company are technology companies that mainly focus on the development of products to modernize the insurance industry. These products include Atlasviewer®, an online data visualization and mapping platform, SAMSTM, a policy administration platform, HarmonyTM, a next generation policy administration platform under development, and ClaimColonyTM, an application that provides intelligent automation of insurance claims and other business processes. Exzeo USA and Cypress Tech provide services to the insurance-related subsidiaries of HCI and TTIG. Currently, these entities do not charge HCI for the services.

TTIG, together with its subsidiaries (the “Company”) is primarily engaged in the property and casualty insurance business in Florida, focusing on standalone flood and homeowners multi-peril policies. In October 2020, TypTap began applying for approval to offer homeowners coverage in 23 states outside of Florida. Since then, TypTap has received approvals from ten states. The Company is currently using internally developed technologies to collect and analyze claims and other supplemental data to generate savings and efficiency for the operations of the insurance business.

Risks and Uncertainties Caused by Novel Coronavirus (“COVID-19”)

On March 11, 2020, the World Health Organization (“WHO”) declared the outbreak of COVID-19 a pandemic. COVID-19 is a respiratory illness caused by a virus that can spread from person to person. To contain the spread of COVID-19 during the first half of 2020, measures were undertaken in the United States of America and elsewhere around the world. These measures included, but were not limited to, domestic and international travel restrictions, temporary closure of nonessential businesses, cessation of public activity, and work-from-home orders, which had led to significantly reduced economic activity. To prevent the U.S. economy from further deterioration, several state and local governments have relaxed or lifted some of these measures even though infection rates remain above five percent, the level at which the WHO recommends rates fall below for at least 14 days before reopening. In Florida where the Company is located, a statewide stay-at-home order was issued and later lifted in May 2020. In response to the pandemic, the Company temporarily closed its offices in Florida and asked employees to work from home. Since then, some employees who have gone through the Company’s health safety training are allowed to alternate their work location between home and office. As a provider of homeowners insurance, the Company continually prepares for disasters and catastrophic events, including events that could disrupt business continuity. As a result, the Company was able to quickly adjust its technologies and infrastructure to support a remote workforce and maintain business continuity.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

In response to the pandemic, the U.S. Congress had passed two stimulus bills intended to provide fast and direct economic assistance for American workers and families, small businesses, and to preserve jobs in American industries. In addition, the authorization for use and dissemination of COVID-19 vaccines in the U.S. has brought optimism to the business community for the economic outlook, contributing to a rebound in the financial markets. However, it is still uncertain when the U.S. economy will return to pre COVID-19 levels.

The Company’s insurance subsidiary has not experienced and, at present, does not foresee a direct material impact from the outbreak of COVID-19 in terms of increased claims and losses. However, the resulting economic uncertainty adversely affected the results of the Company’s investment portfolios during the first half of 2020. Most of these investment portfolios have recovered. The Company generally holds or invests premiums collected from policyholders in the financial markets in order to earn income before claims need to be paid.

In addition, the Company’s insurance subsidiary may experience difficulties collecting premiums from some policyholders. Policyholders with financial difficulties may decide not to renew insurance policies with the Company. At present, there is no material impact from uncollectibility of premiums. Reinsurance companies with which the Company has contracted may also face liquidity issues and may not timely settle reinsurance balances that become due. Reinsurance costs have increased as reinsurers pay COVID-19 related claims worldwide and face the possibility of increases in the cost of capital needed to fund their operations.

It is difficult to predict when the overall economy will no longer need the intervention and support of the government. As of the date of issuance of these consolidated and combined financial statements, the extent to which the COVID-19 pandemic may materially affect the Company’s financial condition, liquidity, or results of operations in the long-term future remains uncertain and unquantifiable.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Both the consolidated and combined financial statements include the accounts of TTIG’s controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Consolidation Effective October 1, 2020, the Company established a new consolidated reporting structure. The financial statements presented for the period on or after the effective date are presented on a consolidated basis.

Combination The financial statements for 2019 and the period prior to October 1, 2020 have been prepared on a combined carve-out basis using the historical results of operations, assets, and liabilities attributable to the transferred subsidiaries as described in Note 1 — “Nature of Operations,” assuming that the new reporting structure had existed since the beginning of the periods presented.

The combined statements of income included expenses allocated to the Company for shared services provided by HCI. Some of these expenses were directly identifiable to the Company, whereas the remainder was allocated based on other reasonable allocation measures. The Company considers the allocation methods and results to be reasonable for the periods presented. The combined financial statements may not be indicative of what the carve-out business would have been as a standalone entity.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Adoption of New Accounting Standards.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326), effective January 1, 2020. This update amends guidance on the recognition and measurement of credit losses for assets held at amortized cost and available-for-sale debt securities. For assets held at amortized cost, ASU 2016-13 eliminates the probable initial recognition threshold and, instead, requires credit losses to be measured using the Current Expected Credit Loss (“CECL”) model. The CECL model requires the measurement of all expected credit losses based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The incurred loss model previously used to estimate credit losses is replaced with the CECL model for premiums receivable and reinsurance recoverable. For available-for-sale debt securities, credit losses will continue to be measured in a manner similar to the current standard. See also “Allowance for Credit Losses” within this note.

Effective January 1, 2020, the Company used a modified retrospective method for transition to the CECL model. There was no cumulative-effect adjustment recognized at the adoption date.

Use of Estimates. The preparation of the consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Material estimates that are particularly susceptible to significant change in the near term are primarily related to losses and loss adjustment expenses, reinsurance with retrospective provisions, reinsurance recoverable, non-cash allocated expense, and deferred income taxes.

Cash and Cash Equivalents. The Company considers all short-term highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Restricted Cash. Restricted cash primarily represents funds held by the State of Florida in which the Company’s insurance subsidiary conducts business to meet regulatory requirements.

Available-for-Sale Fixed-Maturity Securities. Fixed-maturity securities that are available for sale include debt securities. The Company’s available-for-sale securities are carried at fair value. Changes in the fair value of available-for-sale securities representing unrealized gains or losses, other than impairments, are excluded from net investment income and reported in stockholder’s equity as a component of accumulated other comprehensive income (loss), net of deferred income taxes. Realized investment gains and losses from sales are recorded on the trade date and are determined using the first-in first-out (“FIFO”) method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the estimated remaining term of the security. Gains and losses from call redemptions and repayments are charged to investment income.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

The Company reviews available-for-sale fixed-maturity securities for impairment on a monthly basis. Effective January 1, 2020, net unrealized loss in the fair value of an available-for-sale fixed-maturity security is evaluated for impairment. When reviewing impaired securities, the Company considers its ability and intent to hold these securities and whether it is probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity. For the fixed-maturity securities that the Company intends to sell or it is probable that the Company will have to sell before recovery or maturity, the unrealized losses are recognized currently as impairment losses in income.

Impaired securities where the Company has the ability and intent to hold until recovery and believes it is not probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity, are evaluated for the existence of credit-related losses. When determining impairment due to a credit-related loss, the Company carefully considers factors such as the issuer’s financial ratios and condition, the security’s current ratings and maturity date, the failure of the issuer to make a scheduled payment, and overall market conditions in estimating the cash flows expected to be collected. The expected cash flows discounted at the effective interest rate of the security implicit at the date of acquisition is then compared with the security’s amortized cost at the measurement date. A credit loss is incurred when the present value of the expected cash flows is less than the security’s amortized cost. If such credit-related losses exist, an allowance for credit losses is established with a charge in the statement of income. Subsequent changes in the allowance, whether favorable or unfavorable, are recorded on the statement of income. See additional information in the Allowance for Credit Losses section within this note. Any remaining impairment loss related to other non-credit factors such as changes in interest rates or market conditions is reflected as a component of accumulated other comprehensive income (loss).

Prior to January 1, 2020, when the fair value of any investment was lower than its cost, an assessment was made to determine whether the decline was temporary or other-than-temporary. If the decline was determined to be other-than-temporary, the investment was written down to fair value and an impairment loss was recognized in income in the period in which the Company made such determination. When reviewing impaired securities, the Company considered its ability and intent to hold these securities and whether it was probable that the Company would be required to sell these securities prior to their anticipated recovery or maturity. For the fixed-maturity securities that the Company intended to sell or it was probable that the Company would have to sell before recovery or maturity, the unrealized losses were recognized as other-than-temporary losses in income. In instances where there were credit-related losses associated with the impaired fixed-maturity securities for which the Company asserted that it did not have the intent to sell, and it was probable that the Company would not be required to sell until a market price recovery or maturity, the amount of the other-than-temporary impairment loss related to credit losses was recognized in income, and the amount of the other-than-temporary impairment loss related to other non-credit factors such as changes in interest rates or market conditions was recorded as a component of accumulated other comprehensive income (loss).

Equity Securities. Equity securities represent ownership interests held by the Company in entities for investment purposes. Unrealized holding gains and losses related to equity securities are reported in the consolidated and combined statements of income as net unrealized investment gains and losses. Realized investment gains and losses from sales are recorded on the trade date and are determined using the FIFO method.

Short-Term Investments. Short-term investments include certificates of deposit issued by financial institutions with original maturities of more than three months but less than one year at the acquisition. These short-term investments are carried at cost, which approximates fair value.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Deferred policy acquisition costs. Deferred policy acquisition costs (“DAC”) represent direct costs to acquire insurance contracts and consist of premium taxes and commissions paid to outside agents at the time of collection of the policy premium. DAC is amortized over the life of the related policy in relation to the amount of gross premiums earned.

The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the gross premium earned, related investment income, unpaid losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

DAC is reviewed to determine if it is recoverable from future premium income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The amount of DAC considered recoverable could be reduced in the near term if the estimates of total gross premium earned are reduced or permanently impaired as a result of the disposition of a line of business. The amount of amortization of DAC could be revised in the near term if any of the gross premium earned estimates discussed above are revised.

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation and amortization, which is included in other operating expenses. Depreciation is calculated on a straight-line basis over the estimated useful lives as follows: computer hardware and software, three years, and furniture and office equipment, three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the asset’s useful life. Expenditures for improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company capitalizes both internal and external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of seven years.

Leases. The Company leases office equipment and office space from affiliates and non-affiliates under terms ranging from one month up to five years. In assessing whether a contract is or contains a lease, the Company first determines whether there is an identified asset in the contract. The Company then determines whether the contract conveys the right to obtain substantially all of the economic benefits from use of the identified asset or the right to direct the use of the identified asset. The Company elects not to record any lease with a term of 12 months or less on the consolidated and combined balance sheet. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use (“ROU”) asset and the lease liability is measured from the lease component of the contract and recognized on the consolidated and combined balance sheet. In measuring the lease liability, the Company uses its incremental borrowing rate for a loan secured by a similar asset that has a term similar to the lease term to discount the lease payments. The contract is further evaluated to determine the classification of the lease as to whether it is finance or operating. If the lease is a finance lease, the ROU asset is depreciated to depreciation expense over the shorter of the useful life of the asset or the lease term. Interest expense is recorded in connection with the lease liability using the effective interest method. If the lease is an operating lease, the ROU asset is amortized to lease expense on a straight-line basis over the lease term. For the presentation of finance leases on the Company’s consolidated and combined balance sheets, ROU assets and corresponding lease liabilities are included with property and equipment, net, and other liabilities, respectively.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Losses and Loss Adjustment Expenses. Reserves for losses and loss adjustment expenses (“LAE”) are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to income as the losses and LAE are settled.

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. Adjustments are reflected in the results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates. Losses and LAE ceded to reinsurers are recorded as a reduction to losses and LAE on the consolidated and combined statements of income.

Advance Premiums. Premium payments received prior to the policy effective date are recorded as advance premiums. Once the policy is in force, the premiums are recorded as described under “Premium Revenue” below.

Reinsurance. In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions. The Company also participates in a reinsurance contract with an affiliate. The reinsurance allocation method is governed by HCI’s reinsurance allocation agreement, which states that each cedant’s retention and reinsurer’s limit of liability for a loss occurrence is apportioned based on the amount of loss contributed to that occurrence. The reinsurance allocation agreement also states that the reinsurance premium shall be apportioned to each company in the same proportion that the company’s premium subject to the reinsurance agreement bears to the total premium subject to the reinsurance agreement. See Note 22 — “Related Party Transactions.”

Amounts recoverable from reinsurers are estimated in a manner consistent with the applicable reinsurance contract or contracts. Reinsurance premiums and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of gross premiums earned. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers.

One of the Company’s current reinsurance contracts contains retrospective provisions including terms and conditions that adjust premiums based on the loss experience under the contracts. In such cases, a with-and-without method is used to estimate the asset or liability amount to be recognized at each reporting date. The amount of the estimate is the difference between the net contract costs before and after the loss experience under the contract. Estimates related to premium adjustments are recognized in ceded premiums earned. These estimates are reviewed monthly based on the loss experience to date and as adjustments become necessary. Such adjustments are reflected in the Company’s current operations and recorded in other assets until received upon the expiration of the contracts.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

The Company receives ceding commissions from ceding gross written premiums to a third-party reinsurer under one flood quota share reinsurance contract. The ceding commissions represent the reimbursement of the Company’s policy acquisition, underwriting and other operating expenses. Ceding commissions received cover a portion of premium taxes and agent commissions capitalized by the Company and a portion of non-capitalized acquisition costs and other underwriting expenses. Ceding commissions are recognized as income on a pro-rata basis over the terms of the policies reinsured, the amount of which is included in policy acquisition and other underwriting expenses in the consolidated and combined statements of income. The unearned portion of ceding commissions that represents recovery of capitalized acquisition costs is classified as a reduction of DAC whereas the remaining unearned balance is classified as deferred revenue in other liabilities.

Premium Revenue. Premium revenue is earned on a daily pro-rata basis over the term of the policies and is included in gross premiums earned. Unearned premiums represent the portion of the premiums attributable to the unexpired policy term. The Company reviews its policy detail and establishes an allowance for any amount outstanding for more than 90 days.

Premium Receivable. Premium receivable represents the amount of premiums due from policyholders for insurance coverage. Premiums are recorded as receivable on the effective date of the policy. Premiums are billed to the policyholder 45-60 days in advance of the effective date. The policyholder is given a 30-day grace period after the effective date to pay the premium before the insurance coverage is cancelled. If the policyholder does not pay the premium, the Company can cancel the policy and has no obligation to provide insurance coverage. Unpaid renewal policies are cancelled at midnight on the last day of the period for which the policyholder has paid. The unearned premium liability for the cancelled policy is reversed along with the premium receivable balance. Therefore, there is no unpaid earned premium and credit loss associated with the cancelled policy.

However, when the 30-day grace period falls between two reporting periods, the premium receivable balance at the end of the first reporting period may potentially be overstated for not considering the policy that is subsequently cancelled during the following reporting period. To mitigate the overstatement issue, the Company estimates the monetary impact from the subsequent policy cancellation by multiplying the historical cancellation rate to the premium receivable balance at the reporting date. The premium receivable balance, together with the unearned premium liability is then reduced by the computed amount.

At December 31, 2020 and 2019, allowances for uncollectible premiums were $649 and $0, respectively.

Allowance for Credit Losses. Allowance for credit losses represents an estimation of potential losses that the Company may experience due to credit risk. The allowance for credit losses account is a contra account of a financial asset to reflect the net amount expected to be collected. Any increase or decrease in the allowance for credit losses related to investments is recognized and reflected as credit losses on investments in the Company’s consolidated and combined statements of income. For all other financial assets, credit loss expense is included in other operating expenses. When the risk of credit loss becomes certain, the allowance for credit losses account will be written off against the financial asset. Under the CECL model, the Company measures all expected credit losses related to relevant financial assets based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The Company primarily uses a discounted cash flow method and a rating-based method in estimating credit losses at a reporting date for financial assets under the scope of the CECL model. The discounted cash flow method is a valuation method used to estimate the value of a financial asset based on its future cash flows. The Company uses this method to determine the expected credit losses for available-for-sale fixed-maturity securities. In addition, the Company elected not to measure an allowance for credit losses for accrued interest receivable as any uncollectible amount is adjusted to interest income on a monthly basis.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

For certain financial assets related to insurance business such as reinsurance recoverable and reinsurance receivable for premium refund, the Company uses a rating-based method, which is a modified version of the probability of default method. It requires two key inputs: a) the liquidation rate and b) the amount of loss exposure. The liquidation rate, which is published annually, is the ratio of impaired insurance companies that were eventually liquidated to the group of insurance companies considered by A.M. Best in its study. The amount of loss exposure represents the future billing balance, net of any collateral, spread over the projected periods that are based on the Company’s historical claim payment pattern. The rating-based method measures credit losses by multiplying the future billings grouped by insurance rating over the projected periods by their corresponding liquidation rates by insurance rating. At present, the exposure to credit losses for certain financial assets related to non-insurance business is considered immaterial to the Company’s financial position.

Policy Fees. Policy fees represent nonrefundable fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees are recognized ratably over the policy coverage period.

Florida Insurance Guaranty Association Assessments. The Company’s Florida insurance subsidiary may be assessed by the Florida Guaranty Association. The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated. An insurer is permitted by Florida statutes to recover the entire amount of assessments from in-force and future policyholders through policy surcharges. U.S. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

Foreign Currency. The functional currency of the Company’s Indian subsidiary is the U.S. dollar. As such, the monetary assets and liabilities of this subsidiary are remeasured into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are remeasured using historical rates. Expenses recorded in the local currency are remeasured at the prevailing exchange rate. Exchange gains and losses resulting from these remeasurements are included in other operating expenses.

Corporate Overhead Allocation. There are certain overhead costs incurred by HCI that are related to operating the business as a group. Such costs may include but are not limited to, corporate administration expenses, salaries, benefits, bonus and other expenses related to human resources services, accounting and legal services, and other indirect operational costs. On a monthly basis, these costs are allocated to the Company on a predetermined overhead rate which is annually determined by considering headcounts, revenues, and activities that can influence costs.

Income Taxes. HCI files consolidated federal and state income tax returns and allocates taxes among its wholly-owned subsidiaries, including the Company and its subsidiaries in accordance with a written tax-allocation agreement. All estimated income tax payments and payments made when filing the federal and state tax returns are paid by HCI. A foreign subsidiary is responsible for filing and paying its own income taxes.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

In accordance with a written tax sharing agreement, each entity within the consolidated group pays its portion of the income tax (based on each subsidiary’s separate return tax liability). If the entity incurs a loss, it will be entitled to a tax benefit from HCI.

The Company accounts for income taxes in accordance with U.S. GAAP, resulting in two components of income tax expense and benefit: current and deferred. Current income tax expense and benefit reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense and benefit results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than fifty percent; the terms “examined” and “upon examination” also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Stock-Based Compensation. HCI may grant stock-based awards of its stock to the Company’s employees. The measurement of the awards is based on estimated fair values at the grant date. The fair value of stock-based awards is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of stock-based awards are accounted for as they occur. The Company recognizes compensation expense associated with the awards received by its employees as a non-cash capital contribution from HCI. Compensation expense related to stock-based awards is included in general and administrative personnel expenses. For grants to employees of foreign subsidiaries, there is a recharge agreement between HCI and the foreign subsidiary, under which the foreign subsidiary reimburses HCI for the cost of the stock-based awards.

Basic earnings (loss) per common share. Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Currently, the Company does not have any common stock equivalents outstanding.

Statutory Accounting Practices. TypTap complies with statutory accounting practices prescribed by the National Association of Insurance Commissioners. There are no state prescribed or permitted practices that have been adopted by the Company’s insurance subsidiary.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 3 — Recent Accounting Pronouncements

Accounting Standards Update No. 2020-01. In January 2020, the FASB issued Accounting Standards Update No. 2020-01 (“ASU 2020-01”) Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This update, among others, clarifies the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 when there is a change in level of ownership or degree of influence. ASU 2020-01 is effective for the Company beginning with the first quarter of 2021 and will be applied prospectively. Early adoption is permitted. This guidance will not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2020-08. In October 2020, the FASB issued Accounting Standards Update No. 2020-08 (“ASU 2020-08”) Codification Improvements to Subtopic 310-20, Receivable Fees and Other Costs. ASU 2020-08 states that an entity should reevaluate whether a callable debt security that has multiple call dates is within the scope of ASC 310-20-35-33 for each reporting period. Securities within the scope are those that have explicit, noncontingent call options that are callable at fixed prices and on preset dates at prices less than the amortized cost basis of the security. ASC 310-20-35-33 requires that for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 applies. ASU 2020-08 is effective for the Company beginning with the first quarter of 2021 and will be applied prospectively. Early adoption is not permitted. This guidance will not have a material impact on the Company’s consolidated financial statements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 4 — Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated and combined balance sheets that sum to the total of the same such amounts shown in the consolidated and combined statements of cash flows.

	December 31,
	2020	2019
Cash and cash equivalents	$99,725	$51,562
Restricted cash	2,000	300

Total	$101,725	$51,862

At December 31, 2020, $88,504 or 89% of the Company’s cash and cash equivalents were deposited at two national banks and included $18,786 in two custodial accounts. At December 31, 2019, $45,362 or 88% of the Company’s cash and cash equivalents were deposited at two national banks and included $1,588 in one custodial account. At December 31, 2020 and 2019, the Company’s cash deposits at any one bank generally exceed the Federal Deposit Insurance Corporation’s $250 coverage limit for insured deposit accounts.

Note 5 — Investments

a) Available-for-Sale Fixed-Maturity Securities

The Company holds investments in fixed-maturity securities that are classified as available-for-sale. At December 31, 2020 and 2019, the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of the Company’s available-for-sale securities by security type were as follows:

	Cost or Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2020
U.S. Treasury and U.S. government agencies	$8,788	$—	$166	$(1)	$8,953
Corporate bonds	7,125	—	341	—	7,466
Exchange-traded debt	100	(3)	3	—	100

Total	$16,013	$(3)	$510	$(1)	$16,519

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2019
U.S. Treasury and U.S. government agencies	$6,622	$34	$—	$6,656
Corporate bonds	8,946	135	(1)	9,080
Exchange-traded debt	1,029	22	—	1,051

Total	$16,597	$191	$(1)	$16,787

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at December 31, 2020 and 2019 are as follows:

	December 31,
	2020		2019
	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$2,132	$2,143	$3,875	$3,879
Due after one year through five years	13,648	14,131	12,473	12,657
Due after five years through ten years	233	245	249	251

	$16,013	$16,519	$16,597	$16,787

Sales of Available-for-Sale Fixed-Maturity Securities

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, for the years ended December 31, 2020 and 2019 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2020	$9,298	$198	$(207)

Year ended December 31, 2019	$156	$5	$—

Gross Unrealized losses for Available-for-Sale Fixed-Maturity Securities

Securities with gross unrealized loss positions at December 31, 2020 and 2019 aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2020
U.S. Treasury and U.S. government agencies	$(1)	$1,337	$—	$—	$(1)	$1,337
As of December 31, 2019
Corporate bonds	$(1)	$488	$—	$—	$(1)	$488

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

At December 31, 2020, there were three securities in an unrealized loss position versus two securities at December 31, 2019.

Allowance for Credit Losses of Available-for-Sale Fixed-Maturity Securities

The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether each individual security is impaired, including:

•	the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

•	the extent to which the market value of the security has been below its cost or amortized cost;

•	general market conditions and industry or sector specific factors and other qualitative factors;

•	nonpayment by the issuer of its contractually obligated interest and principal payments; and

•	the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

The table below summarized the activity in the allowance for credit losses of available-for-sale securities during the year:

2020
Balance at January 1	$—
Credit Loss expense	3

Balance at December 31	$3

b) Equity Securities

The Company holds investments in equity securities measured at fair values which are readily determinable. At December 31, 2020 and 2019, the cost, gross unrealized gains and losses, and estimated fair value of the Company’s equity securities were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2020	$4,115	$472	$(133)	$4,454
December 31, 2019	$2,136	$345	$(32)	$2,449

The table below presents the portion of unrealized gains and losses in the Company’s consolidated and combined statements of income related to equity securities still held.

	Years Ended December 31,
	2020	2019
Net (losses) gains recognized	$(19)	$476
Exclude: Net realized (losses) recognized for securities sold	(45)	(13)

Net unrealized gains recognized	$26	$489

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Sales of Equity Securities

Proceeds received, and the gross realized gains and losses from sales of equity securities, for the years ended December 31, 2020 and 2019 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2020	$3,114	$341	$(386)

Year ended December 31, 2019	$1,377	$76	$(89)

c) Net Investment Income

Net investment income (loss), by source, is summarized as follows:

	Years Ended December 31,
	2020	2019
Available-for-sale fixed-maturity securities	$455	$445
Equity securities	90	87
Investment expense	(87)	(69)
Cash and cash equivalents	355	536
Short-term investments	1	57

Net investment income	$814	$1,056

Note 6 — Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which for the Company includes changes in unrealized gains or losses of available-for-sale fixed-maturity securities carried at fair value and changes in the allowance for credit losses related to these investments. Reclassification adjustments for realized (gains) losses are reflected in net realized investment gains (losses) on the consolidated and combined statements of income. The components of other comprehensive income or loss and the related tax effects allocated to each component were as follows:

	Year Ended December 31, 2020
	Before Tax	Income Tax Effect	Net of Tax
Unrealized gain arising during the period	$314	$77	$237
Change in allowance for credit losses	3	1	2
Call and repayment gains charged to investment income	(7)	(2)	(5)
Reclassification adjustment for net realized losses	9	2	7

Total other comprehensive income	$319	$78	$241

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

	Year Ended December 31, 2019
	Before Tax	Income Tax Effect	Net of Tax
Unrealized gain arising during the period	$314	$77	$237
Call and repayment gains charged to investment income	(2)	—	(2)
Reclassification adjustment for realized gains	(5)	(1)	(4)

Total other comprehensive income	$307	$76	$231

Note 7 — Fair Value Measurements

The Company records and discloses certain financial assets at their estimated fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets.

Level 2	Other inputs that are observable for the assets, either directly or indirectly such as quoted prices for identical assets that are not observable throughout the full term of the asset.

Level 3	Inputs that are unobservable.

Valuation Methodology

Cash and cash equivalents

Cash and cash equivalents primarily consist of money-market funds and certificates of deposit maturing within 90 days. Their carrying value approximates fair value due to the short maturity and high liquidity of these assets.

Restricted cash

Restricted cash consists of funds held by the State of Florida for which carrying value approximates fair value.

Short-term investments

Short-term investments consist of certificates of deposit with maturities of 91 to 365 days. Due to their short maturity, the carrying value approximates fair value.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Fixed-maturity and equity securities

Estimated fair values are determined in accordance with U.S. GAAP using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical securities or other inputs that are observable either directly or indirectly, such as quoted prices for similar securities. In those instances where observable inputs are not available, fair values are measured using unobservable inputs. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the security and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The estimated fair values for securities that do not trade on a daily basis are determined by management, utilizing prices obtained from an independent pricing service and information provided by brokers, which are level 2 inputs. Management reviews the assumptions and methods utilized by the pricing service and then compares the relevant data and pricing to broker-provided data. The Company gains assurance of the overall reasonableness and consistent application of the assumptions and methodologies and compliance with accounting standards for fair value determination through ongoing monitoring of the reported fair values.

Assets Measured and Recorded at Estimated Fair Value on a Recurring Basis:

The following tables present information about the Company’s financial assets measured at estimated fair value on a recurring basis. The tables indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2020 and 2019:

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2020
Financial Assets:
Cash and cash equivalents	$99,725	$—	$—	$99,725
Restricted cash	$2,000	$—	$—	$2,000
Fixed-maturity securities:
U.S. Treasury and U.S. government agencies	$6,922	$2,031	$—	$8,953
Corporate bonds	7,466	—	—	7,466
Exchange-traded debt	100	—	—	100

Total available-for-sale securities	$14,488	$2,031	$—	$16,519

Equity securities	$4,454	$—	$—	$4,454

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2019
Financial Assets:
Cash and cash equivalents	$51,562	$—	$—	$51,562
Restricted cash	$300	$—	$—	$300
Short-term investments	$491	$—	$—	$491
Fixed-maturity securities:
U.S. Treasury and U.S. government agencies	$5,655	$1,001	$—	$6,656
Corporate bonds	9,080	—	—	9,080
Exchange-traded debt	1,051	—	—	1,051

Total available-for-sale securities	$15,786	$1,001	$—	$16,787

Equity securities	$2,449	$—	$—	$2,449

Liabilities Carried at Other Than Fair Value

The following table presents fair value information for note payable – related party that is carried on the balance sheet at December 31, 2020:

	Carrying Value	Fair Value Measurements Using			Estimated Fair Value
		(Level 1)	(Level 2)	(Level 3)
As of December 31, 2020
Note payable – related party	$22,000	$—	$—	$22,000	$22,000

Note 8 — Deferred Policy Acquisition Costs

The following table summarizes the activity with respect to deferred policy acquisition costs:

	December 31,
	2020	2019
Beginning balance	$7,199	$1,033
Policy acquisition costs deferred	16,796	11,441
Amortization	(13,714)	(5,275)

Ending balance	$10,281	$7,199

The amount of policy acquisition costs amortized and included in policy acquisition and other underwriting expenses for the years ended December 31, 2020 and 2019 were $13,714 and $5,275, respectively.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 9 — Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,
	2020	2019
Computer hardware and software	$8,161	$4,089
Office furniture and equipment	258	243
Tenant and leasehold improvements	343	343
Other	826	2,929

Total, at cost*	9,588	7,604
Less:accumulated depreciation and amortization	(3,523)	(1,922)

Property and equipment, net	$6,065	$5,682

*Includes $7,114 and $6,160 of capitalized costs related to the Harmony project at December 31, 2020 and 2019, respectively. Harmony is an internally-developed application that facilitates complete insurance policy management.

Depreciation and amortization expense for property and equipment were $1,103 and $676 for the years ended December 31, 2020 and 2019, respectively.

Note 10 — Other Assets

The following table summarizes the Company’s other assets:

	December 31,
	2020	2019
Benefits receivable related to retrospective reinsurance contracts	$2,075	$502
Prepaid expenses	373	184
Deposits	59	91
Other	413	203

Total other assets	$2,920	$980

Note 11 — Reinsurance

The Company cedes a portion of its homeowners’ insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and one quota share reinsurance agreement. Ceded premiums under most catastrophe excess of loss reinsurance contracts are subject to revision resulting from subsequent adjustments in total insured value. Under the terms of the quota share reinsurance agreement, the Company is entitled to a 30% ceding commission on ceded premiums written. The reinsurance premiums under one flood catastrophe excess of loss reinsurance contract are generally determined on a quarterly basis based on the premiums associated with the applicable flood total insured value in force on the last day of the preceding quarter.

The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

The impact of the reinsurance treaties on premiums written and earned is as follows:

	Years Ended December 31,
	2020	2019
Premiums Written:
Direct gross written	$104,855	$60,272
Ceded	(28,822)	(11,076)

Net premiums written	$76,033	$49,196

Premiums Earned:
Direct gross earned	$78,836	$30,904
Ceded	(28,822)	(11,076)

Net premiums earned	$50,014	$19,828

During the years ended December 31, 2020 and 2019, ceded losses of $502 and $148 were recognized, respectively, as reductions in losses and LAE. These ceded losses related to non-catastrophe claims. At December 31, 2020 and 2019, there were 39 and 29 reinsurers, respectively, participating in the Company’s reinsurance program. Total gross amounts recoverable and receivable from reinsurers at December 31, 2020 and 2019 were $90 and $122, respectively. The reinsurance recoverable balances at December 31, 2020 and 2019 were receivable from one reinsurer. Based on all available information considered in the rating-based method described in Note 2 — “Summary of Significant Accounting Policies,” the Company did not recognize any credit loss expense for the year ended December 31, 2020. There were no allowances for credit losses related to the reinsurance recoverable balance at December 31, 2020 and 2019.

One of the reinsurance contracts includes retrospective provisions that adjust premiums in the event losses are minimal or zero. For the years ended December 31, 2020 and 2019, the Company recognized a reduction in ceded premiums of $2,411 and $502, respectively. In addition, amounts receivable related to retrospective provisions are reflected in other assets. At December 31, 2020 and 2019, other assets included $2,075 and $502, respectively, of these accrued benefits. In June 2020, the Company received $838 of premium refund under the retrospective reinsurance contract that ended May 31, 2020. Management believes the credit risks associated with the collectability of these accrued benefits are minimal as the amounts receivable are concentrated with one reinsurer and the Company monitors the creditworthiness of this reinsurer based on available information about the reinsurer’s financial condition.

Note 12 — Losses and Loss Adjustment Expenses

The Company establishes reserves for the estimated total unpaid costs of losses including LAE. Loss and LAE reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company (“IBNR”). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management’s best estimate of the Company’s liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

When a claim is reported to the Company, the claims personnel establish a “case reserve” for the estimated amount of the ultimate amount payable to settle the claim. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the claims adjuster. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted as more information becomes available. It is the Company’s policy to settle each claim as expeditiously as possible.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, claims management personnel complete weekly and ongoing reviews of existing case reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior years. As the Company continues to expand historical data regarding paid and incurred losses, the data is used to develop expected ultimate loss and LAE ratios, then these expected loss and LAE ratios are applied to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, other specific factors such as recent weather-related losses, trends in historical reported and paid losses, and litigation and judicial trends regarding liability will also be considered. Therefore, the loss ratio method, among other methods, is used to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

The Company maintains IBNR reserves to provide for claims that have been incurred but have not been reported and subsequent development on reported claims. The IBNR reserve is determined by estimating TypTap’s ultimate net liability for both reported and unreported claims and then subtracting the case reserves and payments made to date for reported claims.

Loss and LAE Reserve Estimation Methods. The Company applies the following general methods in projecting reserves for losses and LAE:

•	Reported loss development;

•	Paid loss development;

•	Paid Bornhuetter-Ferguson method;

•	Reported Experience-Modified Bornhuetter-Ferguson method;

•	Paid Experience-Modified Bornhuetter-Ferguson method;

•	Loss ratio method;

•	Several variations of the Frequency-Severity method, depending on exposure; and

•	A factor load to loss and allocated LAE reserves for the unallocated LAE.

Selected reserves are based on a review of the indications from these methods as well as other considerations such as emergence since the most recent evaluation and number of open claims for a given accident period.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Currently, the estimated ultimate liability is calculated using the principles and procedures described above, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, ultimate losses and LAE may exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

The Company’s reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine the net loss reserves. However, it is believed that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves.

Activity in the liability for losses and LAE is summarized as follows:

	Years Ended December 31,
	2020	2019
Net balance, beginning of year*	$4,656	$465
Incurred, net of reinsurance, related to:
Current year	34,059	8,383
Prior years	—	122

Total incurred, net of reinsurance	34,059	8,505

Paid, net of reinsurance, related to:
Current year	(15,799)	(3,929)
Prior years	(3,577)	(385)

Total paid, net of reinsurance	(19,376)	(4,314)

Net balance, end of year	19,339	4,656
Add: reinsurance recoverable	9	109

Gross balance, end of year	$19,348	$4,765

*	Net balance represents beginning-of-period liability for unpaid losses and LAE less beginning-of-period reinsurance recoverable for unpaid losses and LAE.

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are adjusted.

The following is information about incurred and paid claims development as of December 31, 2020, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The information is provided beginning with 2016, the year TypTap commenced operations. The information about incurred and paid claims development for the years ended December 31, 2018 to 2016 is presented as supplementary information and is unaudited.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Homeowners Multi-peril and Dwelling Fire Insurance (a)

						As of December 31, 2020
						Total of IBNR Plus Expected Development Reported Claims	Cumulative Number of Reported Claims (Not in Dollar Amounts)(b)
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,

Year	2016	2017	2018	2019	2020
2016	$—	$—	$—	$—	$—	—	—
2017	—	—	—	—	—	—	—
2018	—	—	218	332	343	—	21
2019	—	—	—	8,042	7,772	630	413
2020	—	—	—	—	32,490	13,910	1,843

				Total	$40,605

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,
Year	2016	2017	2018	2019	2020
2016	$—	$—	$—	$—	$—
2017	—	—	—	—	—
2018	—	—	84	274	331
2019	—	—	—	3,787	6,846
2020	—	—	—	—	15,203

				Total	$22,380

	Liabilities for loss and LAE, net of reinsurance				$18,225

(a)	Excludes losses from any hurricane event prior to 2020.
(b)	The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Losses Specific to Any Hurricane Event prior to 2020

						As of December 31, 2020
						Total of IBNR Plus Expected Development Reported Claims	Cumulative Number of Reported Claims (Not in Dollar Amounts)(b)
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,

Year	2016	2017	2018	2019	2020
2016	$82	$83	$85	$85	$85	—	2
2017	—	2,264	2,303	2,317	2,332	43	180
2018	—	—	489	486	485	95	15
2019	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—

				Total	$2,902

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,
Year	2016	2017	2018	2019	2020
2016	$76	$83	$85	$85	$85
2017	—	2,094	2,230	2,280	2,289
2018	—	—	246	379	390
2019	—	—	—	—	—
2020	—	—	—	—	—

				Total	$2,764

	Liabilities for loss and LAE, net of reinsurance				$138

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

The reconciliation of the net incurred and paid loss development tables to the liability for losses and LAE is as follows:

	December 31,
	2020	2019
Net outstanding liabilities
Homeowners multi-peril and dwelling fire insurance	$18,225	$4,313
Losses specific to any hurricane prior to 2020	138	144
Other short-duration insurance lines	976	199

Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	19,339	4,656
Reinsurance recoverables	9	109

Total gross liability for unpaid losses and loss adjustment expenses	$19,348	$4,765

The following is supplementary and unaudited information about average historical claims duration as of December 31, 2020:

Average Annual Percentage Payout of Incurred Losses by Age,
Net of Reinsurance
Years	1	2	3	4	5
Homeowners multi-peril and dwelling fire insurance	47.0%	8.0%	0.1%	0.0%	0.0%
Losses specific to any hurricane prior to 2020	83.3%	9.5%	2.2%	0.3%	0.0%

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 13 — Segment Information

The Company identifies its operating divisions based on managerial emphasis, organizational structure and revenue source. Previously, the Company had two reportable segments: insurance operations and corporate and other. Subsequent to the capital investment transaction described in Note 23 — “Subsequent Events,” to better manage the consolidated group, the Company now groups its operations into three segments: insurance operations, information technology and corporate. The insurance operations segment represents the property and casualty insurance operations of TypTap, together with TTM, its managing general agent. The information technology segment represents the operations of technology companies Exzeo USA and Cypress Tech which owns Exzeo India. The corporate segment represents the activities of holding company TTIG. The information herein has been recast to reflect the new segmental reporting. The determination of segments may change over time due to changes in operational emphasis, revenues, and results of operations.

For the years ended December 31, 2020 and 2019, revenues from the Company’s insurance operations before intracompany elimination represented 96.5% and 93.5%, respectively, and revenues from the information technology segment before intracompany elimination represented 3.5% and 6.5%, respectively, of total revenues of all operating segments. At December 31, 2020 and 2019, insurance operations’ total assets represented 94.2% and 91.2%, and the information technology segment’s total assets represented 5.8% and 8.8%, respectively, of the combined assets of all operating segments. See Note 1 — “Nature of Operations” for a description of the Company’s insurance operations and information technology operations. The following tables present segment information reconciled to the Company’s consolidated and combined statements of income. Intersegment transactions are not eliminated from segment results. However, intracompany transactions are eliminated in segment results below.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

	Insurance	Information
For the Year Ended December 31, 2020	Operations	Technology	Corporate	Elimination	Combined
Revenue:
Gross premium earned	$78,836	$—	$—	$—	$78,836
Ceded premiums	(28,822)	—	—	—	(28,822)

Net premiums earned	50,014	—	—	—	50,014
Net income from investment portfolio	765	32	—	—	797
Policy fee income	819	—	—	—	819
Other	97	82	—	(82)	97

Total revenue	51,695	114	—	(82)	51,727

Expenses:
Losses and loss adjustment expenses	34,059	—	—	—	34,059
Amortization of deferred policy acquisition costs	13,714	—	—	—	13,714
Other policy acquisition expenses	1,865	—	—	—	1,865
General and administrative personnel expenses	4,386	6,396	—	—	10,782
Interest expense	2	—	—	—	2
Depreciation and amortization	34	1,069	—	—	1,103
Other operating expenses	3,746	2,999	—	(82)	6,663

Total expenses	57,806	10,464	—	(82)	68,188

Loss before income taxes	$(6,111)	$(10,350)	$—	$—	$(16,461)

Total revenue from non-affiliates	$52,774	$32	$—

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

	Insurance	Information
For the Year Ended December 31, 2019	Operations	Technology	Corporate	Elimination	Combined
Revenue:
Gross premiums earned	$30,904	$—	$—	$—	$30,904
Ceded premiums	(11,076)	—	—	—	(11,076)

Net premiums earned	19,828	—	—	—	19,828
Net income (loss) from investment portfolio	1,456	81	—	—	1,537
Policy fee income	424	—	—	—	424
Other	39	83	—	(82)	40

Total revenue	21,747	164	—	(82)	21,829

Expenses:
Losses and loss adjustment expenses	8,505	—	—	—	8,505
Amortization of deferred policy acquisition costs	5,275	—	—	—	5,275
Other policy acquisition expenses	1,622	—	—	—	1,622
General and administrative expenses*	3,253	4,905	—	—	8,158
Interest expense	2	—	—	—	2
Depreciation and amortization	28	648	—	—	676
Other operating expenses	3,069	3,095	—	(82)	6,082

Total expenses	21,754	8,648	—	(82)	30,320

Income (loss) before income taxes	$(7)	$(8,484)	$—	$—	$(8,491)

Total revenue from non-affiliates	$21,747	$82	$—

* General and administrative expenses under the insurance operations segment were recast to include $1,855 of payroll costs allocated from HCI in connection with shared services.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

The following table presents segment assets reconciled to the Company’s total assets in the consolidated and combined balance sheets.

	December 31,
	2020	2019
Segment:
Insurance Operations	$150,690	$86,913
Information Technology	9,232	8,368
Corporate and Other	294	483
Elimination	(2,635)	(1,532)

Total assets	$157,581	$94,232

Note 14 — Leases

The table below summarizes the Company’s ROU assets and corresponding liabilities for operating and finance leases:

	December 31,
	2020	2019
Operating leases:
ROU Assets	$302	$713
Liabilities	$316	$738
Finance leases:
ROU Assets	$67	$67
Liabilities*	$36	$50

*Included in other liabilities.

In December 2020, the Company, as a lessee, terminated one of its operating leases for office space in Tampa, Florida. There was no gain or loss recognized for this early termination.

The following table summarizes the Company’s operating and finance leases in which the Company is a lessee:

		Renewal	Other Terms and
Class of Assets	Initial Term	Option	Conditions
Operating lease:
Office space	3 to 10 years	Yes	(a), (b)
Finance lease:
Office equipment	3 to 5 years	Not applicable	(c)

(a)	There are no variable lease payments.
(b)	Rent escalation provisions exist.
(c)	There is a bargain purchase option.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

As of December 31, 2020, maturities of lease liabilities were as follows:

	Leases
	Operating	Finance
Due in Year 2021	$332	$15
2022	—	14
2023	—	9

Total lease payments	332	38

Less: interest and foreign taxes	$16	$2

Total lease obligations	$316	$36

The following table provides quantitative information with regard to the Company’s operating and finance leases.

	Years Ended December 31,
	2020	2019
Lease costs:
Finance lease costs:
Amortization — ROU assets*	$13	$13
Interest expense	2	2
Operating lease costs*	522	511
Short-term lease costs *	14	50

Total lease costs	$551	$576

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows – finance leases	$2	$2
Operating cash flows – operating leases	$526	$513
Financing cash flows – finance leases	$14	$12

	December 31, 2020
Weighted-average remaining lease term (in years):
Finance leases	2.8
Operating leases	1.1
Weighted-average discount rate:
Finance leases	3.8%
Operating leases	3.3%

* Included in other operating expenses of the consolidated and combined statements of income.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 15 — Income Taxes

A summary of income tax expense and (benefit) is as follows:

	Years Ended December 31,
	2020	2019
Current:
Federal	$(3,294)	$(1,994)
State	(732)	(443)
Foreign	105	107

Total current taxes	(3,921)	(2,330)

Deferred:
Federal	(90)	635
State	(20)	117
Foreign	(6)	(2)

Total deferred taxes	(116)	750

Income tax benefit	$(4,037)	$(1,580)

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	Years Ended December 31,
	2020		2019
	Amount	%	Amount	%
Income taxes at statutory rate	$(3,457)	21.0	$(1,783)	21.0
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefits	(594)	3.6	(305)	3.6
Nondeductible allocated expense from parent	—	—	455	(5.4)
Effects of tax rate changes	—	—	(18)	0.2
Other	14	(0.1)	71	(0.8)

Income tax benefit	$(4,037)	24.5	$(1,580)	18.6

The Company has no uncertain tax positions or unrecognized tax benefits that, if recognized, would impact the effective income tax rate. The Company elected to classify interest and penalties, if any, arising from uncertain tax positions as income tax expense as permitted by current accounting standards. There have been no material amounts of interest or penalties for the years ended December 31, 2020 and 2019. For the years ended December 31, 2020 and 2019, the Company recorded income tax benefits of $4,037 and $1,580, respectively, and resulting in effective tax rates of 24.5% and 18.6%, respectively. The increase in the effective tax rate in 2020 was attributable to the nondeductible expense allocated from HCI in 2019.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s net deferred income tax liabilities are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Unearned premiums	$2,470	$1,609
Stock-based compensation	261	155
Losses and loss adjustment expenses	240	63
Unearned revenue	129	94
Property and equipment	—	52
Accrued expenses	51	—
Other	33	28

Total deferred tax assets	3,184	2,001

Deferred tax liabilities:
Deferred policy acquisition costs	(2,653)	(1,803)
Intangible assets	(1,428)	(1,305)
Net unrealized investment gains	(208)	(123)
Prepaid expenses	(65)	(31)
Other	(81)	(28)

Total deferred tax liabilities	(4,435)	(3,290)

Net deferred tax liabilities	$(1,251)	$(1,289)

A valuation allowance is established if, based upon the relevant facts and circumstances, management believes any portion of the deferred tax assets will not be realized. Although realization of deferred income tax assets is not certain, management believes it is more likely than not that deferred tax assets will be realized. Thus, the Company did not have a valuation allowance established as of December 31, 2020 and 2019.

Note 16 — Earnings (Loss) Per Share

A summary of the numerator and denominator of the basic loss per common share is presented below:

	Net Loss	Shares (a)	Per Share
	(Numerator)	(Denominator)	Amount
Year Ended December 31, 2020
Pro forma basic loss per share (b)	$(12,424)	75,000	$(0.17)

Year Ended December 31, 2019
Pro forma basic loss per share (b)	$(6,911)	75,000	$(0.09)

(a) Shares in thousands.

(b) As the Company did not have any common shares outstanding prior to October 1, 2020, the pro forma basic loss per common share is calculated as if the Company’s common shares had been outstanding since January 1, 2018.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 17 — Stockholder’s Equity

The following summarizes certain activities in the Company’s statements of stockholder’s equity for the pre- and post-period of ownership interest transfer on October 1, 2020 as described in Note 1 – “Nature of Operations”:

Pre-transfer

Transactions prior to the date of transfer which are reflected in the stockholder’s net investment consisted of:

•	Cash capital contribution of $5,000 from HCI in 2019.

•	Non-cash allocated expense of $1,855 from HCI in 2019.

•	$951 and $1,253 of non-cash capital contributions in the form of stock-based awards to employees of the Company in 2019 and 2020, respectively.

On and after transfer

In October 2020, TTIG issued 90 million shares of its common stock to HCI in exchange for $10 of cash contribution and contributed ownership interests in TypTap, TypTap Management Company, Exzeo USA, Inc., and Cypress Tech Development Company, which also owns Exzeo Software Private Limited, a subsidiary domiciled in India. Since these entities are under common control of HCI, the transfer of ownership interest was measured at their carrying values. On February 26, 2021, the number of issued and outstanding common shares was reduced from 90 million to 75 million after HCI returned 15 million shares to the Company. The transfer was accounted for as a reverse stock split by the Company. See Note 23 – “Subsequent Events” for additional information.

At incorporation in July 2020, TTIG was authorized to issue 175 million shares of common stock with a par value of $0.001 per share, and 25 million shares of preferred stock. On February 26, 2021, the authorization of 175 million shares of common stock was amended to 183 million shares with 181,860,000 shares of voting common stock and 1,140,000 shares of non-voting common stock, and the authorization of 25 million shares of preferred stock was amended to 37,502,000 shares with 36,362,000 voting Series A-1 preferred stock and 1,140,000 shares of non-voting Series A-2 preferred stock. See Note 23 – “Subsequent Events” for additional information.

Note 18 — Stock-Based Compensation

HCI has an incentive plan that provides restricted stock awards to employees of the Company in connection with their service. The terms of the restricted stock grants include only service conditions and the awards generally vest over a period of four years.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

For the years ended December 31, 2020 and 2019, the Company recognized compensation expense related to restricted stock of $1,807 and $961, respectively, $38 and $10 of which are payable to HCI under the recharge agreement. At December 31, 2020 and 2019, there were approximately $3,676 and $3,267, respectively, of total unrecognized compensation expense related to nonvested restricted stock arrangements with employees of the consolidated and combined company. The Company expects to recognize the remaining compensation expense over a weighted-average period of 2.7 years. The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to restricted stock awards, and the fair value of vested restricted stock for the years ended December 31, 2020 and 2019:

	2020	2019
Deferred tax benefits recognized	$443	$236
Tax benefits realized	$359	$192
Fair value of vested restricted stock	$1,363	$795

Note 19 — Employee Benefit Plan

Through HCI, the Company has a 401(k) Safe Harbor Profit Sharing Plan (“401(k) Plan”) that qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees are eligible for company matching and discretionary profit-sharing contributions. Plan participants may elect to defer up to one hundred percent of their pre-tax gross wages, subject to annual limitations. The Company’s matching contribution is limited to a maximum of four percent of the employee’s annual salary or wage and is fully vested when contributed. Eligibility and vesting of the Company’s discretionary profit sharing contribution is subject to the plan participant’s years of service. During the years ended December 31, 2020 and 2019, the Company contributed approximately $244 and $150, respectively, in matching contributions, which are included in general and administrative personnel expenses. There has been no discretionary profit sharing contribution since the plan’s inception.

The Company also maintains benefit plans for its employees in India including a statutory post-employment benefit plan, or gratuity plan, providing defined, lump-sum benefits. The Company’s liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date, which was based upon the employees’ salary and years of service. At December 31, 2020 and 2019, the amounts accrued under the gratuity plan were $130 and $89, respectively. In addition, the Company provides matching contributions with respect to two defined contribution plans: the Provident Fund and the Employees State Insurance Fund, both of which are available to qualifying employees in India. Expense recognized by the Company for all benefit plans in India were $41 and $17 for the years ended December 31, 2020 and 2019.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

Note 20 — Commitments and Contingencies

Credit Facility

Since December 2018, some of the companies within the consolidated and combined group had been guarantors to a secured revolving credit agreement between HCI and Fifth Third Bank. The agreement provides for up to $65,000 of borrowing capacity. In January 2021, the agreement was revised to exclude these entities from the list of guarantors.

General Matters

The Company is a party to claims and legal actions arising routinely in the ordinary course of its business. Although the Company cannot predict with certainty the ultimate resolution of the claims asserted against us, the Company does not believe that any pending legal proceeding to which the Company is a party will have a material, adverse effect on its consolidated and combined financial position, results of operations or cash flows.

Note 21 — Regulatory Requirements and Restrictions

The following briefly describes certain related and other requirements and restrictions imposed by the state or jurisdiction in which the Company’s insurance subsidiary is incorporated.

TypTap, which is domiciled in Florida, prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Florida Department of Financial Services, Office of Insurance Regulation (“FLOIR”), which Florida utilizes for determining solvency under the Florida Insurance Code (the “Code”). The commissioner of the FLOIR has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in Florida. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from entity to entity within a state, and may change in the future.

The Code requires TypTap to maintain capital and surplus equal to the greater of 10% of its liabilities or a statutory minimum as defined in the Code. At December 31, 2020 and 2019, TypTap was required to maintain the same minimum capital and surplus of $10,000.

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory-basis). The entity’s statutory-basis financial statements are presented on the basis of accounting practices prescribed or permitted by the FLOIR. The FLOIR has adopted the National Association of Insurance Commissioner’s Accounting Practices and Procedures Manual as the basis of its statutory accounting practices. At December 31, 2020 and 2019, TypTap’s statutory-basis capital and surplus was $38,518 and $27,283, respectively. For the years ended December 31, 2020 and 2019, TypTap’s statutory-basis net loss was $10,893 and $5,164, respectively. Statutory-basis surplus differs from stockholder’s equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred. In addition, the recognition of deferred tax assets is based on different recoverability assumptions.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

From inception to September 2020, TypTap had maintained a cash deposit with the Insurance Commissioner of the State of Florida in the amount of $300 to meet regulatory requirements. TypTap later increased its cash deposit to $2,000 and placed a U.S. Government security in the amount of $310 with the State during the fourth quarter of 2020 in connection with its current expansion.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders except out of that part of its available and accumulated capital and surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to stockholders without prior approval of the FLOIR if the dividend or distribution would exceed the larger of (1) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two year carry forward, (2) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (3) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three year carry forward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the FLOIR if (1) the dividend is equal to or less than the greater of (a) 10.0% of the insurer’s capital surplus as regards to policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (2) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (3) the insurer files a notice of the dividend or distribution with the FLOIR at least ten business days prior to the dividend payment or distribution and (4) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (1) subject to prior approval by the FLOIR or (2) 30 days after the FLOIR has received notice of such dividend or distribution and has not disapproved it within such time. As a result, TypTap was not qualified to make dividend payments at December 31, 2020 and 2019.

In addition, Florida property and casualty insurance companies are required to adhere to prescribed premium-to-capital surplus ratios. Florida state law requires that the ratio of 90% of written premiums divided by surplus as to policyholders does not exceed 10 to 1 for gross written premiums or 4 to 1 for net written premiums. The required ratio of gross and net written premium to surplus for the years ended December 31, 2020 and 2019, which TypTap exceeded, is summarized below:

	2020	2019
Gross	2.47 to 1	2.23 to 1
Net	1.50 to 1	1.63 to 1

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

At December 31, 2020 and 2019, restricted net assets represented by the Company’s insurance subsidiary amounted to $38,518 and $27,283, respectively.

Note 22 — Related Party Transactions

The Company participates in reinsurance contracts with affiliates, Homeowner’s Choice Property & Casualty Insurance Company, Inc. and Claddaugh Casualty Insurance Company Ltd. The reinsurance allocation method is governed by HCI’s reinsurance allocation agreement, which states that each cedant’s retention and reinsurer’s limit of liability for a loss occurrence is apportioned based on the amount of loss contributed to that occurrence. The reinsurance allocation agreement also states that the reinsurance premium shall be apportioned to each company in the same proportion that the companies’ premium subject to the reinsurance agreement bears to the total premium subject to the reinsurance agreement.

The Company receives cost allocations from HCI under a corporate overhead cost allocation agreement between HCI and its subsidiaries. The expenses allocated under this agreement during the years ended December 31, 2020 and 2019 were $3,625 and $3,389, respectively.

Under an agent commission agreement with its affiliate, Omega Insurance Agency, Inc., the Company pays commissions on premiums received in cash for policies issued during the term of the agreement. For the years ended December 31, 2020 and 2019, commission expenses were $108 and $84, respectively.

During 2020 and 2019, the Company leased office space in two different locations from two of its affiliates. The lease agreements have an initial lease term of three years and contain renewal options. For the years ended December 31, 2020 and 2019, lease expenses related to these leases were $307 and $392, respectively.

On December 30, 2020, the Company issued a demand promissory note to HCI for the principal amount of $22,000. The note bears an annual interest rate of 1.75%. On February 12, 2021, HCI set a maturity date for the principal and accrued interest of June 30, 2022. The Company used the proceeds to make a capital contribution to TypTap.

Note 23 — Subsequent Events

On February 26, 2021, the Company completed its investment transaction with a fund associated with Centerbridge Partners, L.P. Under the agreement, the Company issued 9,000,000 voting shares of its Series A-1 Preferred Stock and 1,000,000 non-voting shares of its Series A-2 Preferred Stock (together “Series A Preferred Stock”), $0.001 par value, at a price of $10 per share for total proceeds of $100,000. Cumulative dividends are payable semi-annually in cash or paid-in-kind at the Company’s option. Cash dividend rates are $0.50 per share in Year 1, $0.60 per share in Year 2, $0.75 per share in Year 3, and $0.95 per share in Year 4 and thereafter. The rates

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

for paid-in-kind dividends are $0.60 per share in Year 1 and $0.70 per share in Year 2. The holders of the Series A Preferred Stock have the right to convert the stock at any time into shares of the Company’s common stock with an initial conversion rate of 1 to 1. The conversion rate will be adjusted under certain conditions. Unless converted earlier, all shares of Series A Preferred Stock will be automatically converted into shares of the Company’s common stock at the then-applicable conversion rate upon 1) a qualified public offering of the Company’s common stock with gross proceeds of not less than $250,000 with a price per share at least equal to 150% of the original purchase price of the Series A Preferred share, or 2) at the election of requisite holders of a majority of the Series A Preferred Stock, whichever comes first. The holders of Series A Preferred Stock also have redemption rights and liquidation preference.

In connection with the transaction, the lead investor was granted warrants to purchase 750,000 shares of HCI’s common stock with an exercise price of $54.40 per share. The warrants were immediately exercisable and will expire on the fourth anniversary of the date of issuance.

On February 12, 2021, the Company agreed to issue a promissory note to HCI for the principal amount of $33,000 in settlement of the amount payable to HCI of December 31, 2020. Interest on the note is accrued at a fixed rate of 1.75% per annum. Furthermore, HCI agreed to provide a revolving line of credit with borrowing capacity of up to $60,000 to the Company. As a result of the capital investment transaction as described above, HCI ended its commitment of revolving line of credit and contributed the $33,000 loan plus $23 of unpaid interest as a capital contribution to the Company.

On February 26, 2021, HCI returned 15 million shares to the Company, thereby reducing the number of issued and outstanding common shares from 90 million to 75 million. The Company accounted for the transfer as a reverse stock split and accordingly shares and per share data included in the consolidated and combined financial statements, Note 16 – “Earnings (Loss) Per Share” and Note 17 – “Stockholder’s Equity” have been restated to retroactively reflect the effect of such transfer.

On the same day, the Company’s Articles of Incorporation were amended. The Company is now authorized to issue 183,000,000 shares of common stock with 181,860,000 shares of voting common stock and 1,140,000 shares of non-voting common stock, and to issue 37,502,000 shares of Series A preferred stock with 36,362,000 shares of voting Series A-1 preferred stock and 1,140,000 shares of non-voting Series A-2 preferred stock.

After the capital investment transaction described earlier was completed in February 2021, the Company established a separate workforce, board of director and financial reporting structure. The Company after the capital infusion is now grouped into three segments: insurance operations, information technology and corporate to better align with the chief operating decision maker’s evaluation of operations. The information in Note 13 — “Segment Information” was recast to reflect the new segmental reporting.

On March 2, 2021, the Company repaid its note payable issued to HCI. The principal plus $66 interest totaled $22,066.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

(Amounts in thousands, unless otherwise stated)

On March 30, 2021, a $3,500 payable amount to HCI was contributed by HCI as a capital contribution. The amount related to issuance costs paid by HCI on the Company’s behalf.

On June 16, 2021, the Company and its affiliate, Homeowners Choice Property & Casualty Insurance Company (‘HCPCI”), entered into a quota share reinsurance agreement with United Property & Casualty Insurance Company (“United”). As part of the transactions of assuming policies from United, the Company and HCPCI agreed to provide 100% quota share reinsurance on all of the United’s in-force and renewal policies in the states of Connecticut, New Jersey, Massachusetts and Rhode Island from June 1, 2021 through May 31, 2022. In exchange, the Company and HCPCI will pay United a ceding commission of 24% of premium. The agreement represents approximately $120,000 of annual premiums which are divided equally between the Company and HCPCI.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollar amounts in thousands, except per share amounts)

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Fixed-maturity securities, available for sale, at fair value (amortized cost: $15,620 and $16,013, respectively and allowance for credit losses: $0 and $3, respectively)	$15,861	$16,519
Equity securities, at fair value (cost: $2,762 and $4,115, respectively)	3,194	4,454

Total investments	19,055	20,973
Cash and cash equivalents	200,831	99,725
Restricted cash	2,000	2,000
Accrued interest and dividends receivable	90	105
Income taxes receivable	579	—
Premiums receivable, net (allowance: $235 and $649, respectively)	40,152	7,734
Prepaid reinsurance premiums	759	7,386
Reinsurance recoverable, net of allowance for credit losses:
Paid losses and loss adjustment expenses (allowance: $0 and $0, respectively)	6	81
Unpaid losses and loss adjustment expenses (allowance: $0 and $0, respectively)	9	9
Deferred policy acquisition costs	18,732	10,281
Property and equipment, net	6,512	6,065
Right-of-use assets - operating leases	583	302
Other assets	1,845	2,920

Total assets	$291,153	$157,581

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity
Losses and loss adjustment expenses	$30,855	$19,348
Unearned premiums	101,508	63,704
Advance premiums	4,525	3,373
Accrued expenses	3,739	4,272
Reinsurance payable on paid losses and loss adjustment expenses	221	—
Income tax payable	—	143
Deferred income taxes, net	1,440	1,251
Lease liabilities - operating leases	589	316
Due to related parties	382	33,190
Note payable - related party	—	22,000
Ceding commission payable	8,068	—
Other liabilities	7,992	3,433

Total liabilities	159,319	151,030

Commitments and contingencies (Note 17)
Redeemable Series A preferred stock ($0.001 par value, 37,502,000 shares authorized; 10,000,000 shares and no shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively; redemption amount $100,000 and $0 at June 30, 2021 and December 31, 2020, respectively) (Note 14)	88,071	—
Stockholders’ equity:
Common stock ($0.001 par value, 183,000,000 shares authorized, 81,090,585 and 75,000,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively)	81	75
Additional paid-in capital	58,178	11,001
Retained deficits	(14,678)	(4,909)
Accumulated other comprehensive income, net of taxes	182	384

Total stockholders’ equity	43,763	6,551

Total liabilities, redeemable preferred stock and stockholders’ equity	$291,153	$157,581

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Income

(Unaudited)

(Dollar amounts in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue
Gross premiums earned	$39,000	$18,380	$67,811	$34,975
Premiums ceded	(12,585)	(5,114)	(22,094)	(8,907)

Net premiums earned	26,415	13,266	45,717	26,068
Net investment income	107	189	232	520
Net realized investment gains (losses)	354	120	505	(269)
Net unrealized investment gains (losses)	33	181	93	(231)
Policy fee income	291	194	549	373
Other	474	19	650	63

Total revenue	27,674	13,969	47,746	26,524

Expenses
Losses and loss adjustment expenses	16,439	8,398	28,751	14,638
Policy acquisition and other underwriting expenses	7,573	3,083	13,252	6,574
General and administrative personnel expenses	4,483	2,635	7,112	5,347
Interest expense	—	1	90	1
Other operating expenses	3,663	1,892	6,810	3,911

Total expenses	32,158	16,009	56,015	30,471

Loss before income taxes	(4,484)	(2,040)	(8,269)	(3,947)
Income tax benefit	(838)	(498)	(1,473)	(939)

Net loss	(3,646)	(1,542)	(6,796)	(3,008)
Less: Dividends on preferred stock	(2,179)	—	(2,973)	—

Net loss attributable to common stockholders	$(5,825)	$(1,542)	$(9,769)	$(3,008)

Basic and diluted loss per share	$(0.07)	$(0.02)	$(0.12)	$(0.04)

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(3,646)	$(1,542)	$(6,796)	$(3,008)

Other comprehensive (loss) income:
Change in unrealized (loss) gain on investments:
Net unrealized gains (losses) arising during the period	12	430	(68)	319
Call and repayment gains charged to investment income	—	—	(3)	—
Reclassification adjustment for net realized (gains) losses	(197)	(104)	(197)	31

Net change in unrealized (losses) gains	(185)	326	(268)	350
Deferred income taxes on above change	46	(79)	66	(85)

Total other comprehensive (loss) income, net of income taxes	(139)	247	(202)	265

Comprehensive loss	$(3,785)	$(1,295)	$(6,998)	$(2,743)

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity

For the Three Months Ended June 30, 2021

(Unaudited)

(Dollar amounts in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income,	Total Stockholders’
	Shares	Amount	Capital	Deficits	Net of Tax	Equity
Balance at March 31, 2021	80,749,300	$81	$56,516	$(8,853)	$321	$48,065
Net loss	—	—	—	(3,646)	—	(3,646)
Total other comprehensive loss, net of income taxes	—	—	—	—	(139)	(139)
Issuance of restricted stock	404,500	—	—	—	—	—
Forfeiture of restricted stock	(11,200)	—	—	—	—	—
Repurchase and retirement of common stock	(52,015)	—	(58)	—	—	(58)
Capital contribution from parent (Note 18)	—	—	121	—	—	121
Preferred stock dividends	—	—	—	(2,179)	—	(2,179)
Stock-based compensation	—	—	1,599	—	—	1,599

Balance at June 30, 2021	81,090,585	$81	$58,178	$(14,678)	$182	$43,763

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Combined Statement of Stockholder’s Equity

For the Three Months Ended June 30, 2020

(Unaudited)

(Dollar amounts in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income,	Total Stockholder’s
	Shares	Amount	Capital	Deficits	Net of Tax	Equity
Balance at March 31, 2020	—	$—	$41,587	$(25,713)	$161	16,035
Net loss	—	—	—	(1,542)	—	(1,542)
Total other comprehensive income, net of income taxes	—	—	—	—	247	247
Stock-based compensation	—	—	364	—	—	364

Balance at June 30, 2020	—	$—	$41,951	$(27,255)	$408	$15,104

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity

For the Six Months Ended June 30, 2021

(Unaudited)

(Dollar amounts in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income,	Total Stockholders’
	Shares	Amount	Capital	Deficits	Net of Tax	Equity
Balance at December 31, 2020	75,000,000	$75	$11,001	$(4,909)	$384	$6,551
Net loss	—	—	—	(6,796)	—	(6,796)
Total other comprehensive loss, net of income taxes	—	—	—	—	(202)	(202)
Issuance of restricted stock	6,153,800	6	—	—	—	6
Forfeiture of restricted stock	(11,200)	—	—	—	—	—
Repurchase and retirement of common stock	(52,015)	—	(58)	—	—	(58)
Capital contribution from parent (Note 18)	—	—	36,644	—	—	36,644
Contribution of warrants from parent, net of issuance costs (Note 18)	—	—	8,640	—	—	8,640
Preferred stock dividends	—	—	—	(2,973)	—	(2,973)
Stock-based compensation	—	—	1,951	—	—	1,951

Balance at June 30, 2021	81,090,585	$81	$58,178	$(14,678)	$182	$43,763

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Combined Statement of Stockholder’s Equity

For the Six Months Ended June 30, 2020

(Unaudited)

(Dollar amounts in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income,	Total Stockholder’s
	Shares	Amount	Capital	Deficits	Net of Tax	Equity
Balance at December 31, 2019	—	$—	$41,068	$(24,247)	$143	$16,964
Net loss	—	—	—	(3,008)	—	(3,008)
Total other comprehensive income, net of income taxes	—	—	—	—	265	265
Stock-based compensation	—	—	883	—	—	883

Balance at June 30, 2020	—	$—	$41,951	$(27,255)	$408	$15,104

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(6,796)	$(3,008)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	1,957	883
Net amortization of premiums on investments in fixed-maturity securities	4	43
Depreciation and amortization	599	540
Deferred income tax expense	377	1,071
Net realized investment (gains) losses	(505)	269
Net unrealized investment (gains) losses	(93)	231
Foreign currency remeasurement loss	75	84
Changes in operating assets and liabilities:
Accrued interest and dividends receivable	15	15
Income taxes	(722)	(94)
Premiums receivable, net	(32,418)	1,912
Prepaid reinsurance premiums	6,627	(1,651)
Reinsurance recoverable	75	107
Reinsurance payable on paid losses and loss adjustment expenses	221	—
Deferred policy acquisition costs	(8,451)	183
Other assets	772	579
Losses and loss adjustment expenses	11,507	8,022
Unearned premiums	37,804	(950)
Advance premiums	1,152	2,018
Accrued expenses and other liabilities	12,365	21
Due to related parties	3,714	6,023

Net cash provided by operating activities	28,279	16,298

(continued)

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows – (Continued)

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from investing activities:
Purchase of property and equipment	(1,046)	(718)
Purchase of fixed-maturity securities	(2,236)	(9,704)
Purchase of equity securities	(1,309)	(3,048)
Proceeds from sales of fixed-maturity securities	1,094	7,120
Proceeds from calls, repayments and maturities of fixed-maturity securities	1,725	2,900
Proceeds from sales of equity securities	2,970	1,290
Proceeds from sales, redemptions and maturities of short-term and other investments	—	460

Net cash provided by (used in) investing activities	1,198	(1,700)

Cash flows from financing activities:
Proceeds from issuance of redeemable preferred stock and HCI warrants (See Note 14 and Note 18)	100,000	—
Issuance costs - redeemable preferred stock and HCI warrants	(6,262)	—
Repayment of long-term debt	(6)	(7)
Repurchases of common stock	(58)	—
Repayment of note payable - related party	(22,000)	—

Net cash provided by (used in) financing activities	71,674	(7)

Effect of exchange rate changes on cash	(45)	(51)

Net increase in cash, cash equivalents, and restricted cash	101,106	14,540
Cash, cash equivalents, and restricted cash at beginning of period	101,725	51,862

Cash, cash equivalents, and restricted cash at end of period	$202,831	$66,402

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$354	$52

Cash paid for interest	$1	$1

Non-cash investing and financing activities:
Non-cash capital contribution from parent (Note 18)	$45,284	$—
Unrealized (loss) gain on investments in available-for-sale securities, net of tax	$(202)	$265

See accompanying Notes to Consolidated and Combined Financial Statements (unaudited).

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 1 — Nature of Operations

TypTap Insurance Group, Inc. (“TTIG”) was established in July 2020 and is a subsidiary of HCI Group, Inc. (“HCI”). In October 2020, HCI contributed the ownership interests in four of its wholly-owned subsidiaries to TTIG. Subsidiaries contributed by HCI were TypTap Insurance Company (“TypTap”), TypTap Management Company (“TTM”), Exzeo USA, Inc. (“Exzeo USA”), and Cypress Tech Development Company, Inc. (“Cypress Tech”) which also owns Exzeo Software Private Limited (“Exzeo India”), a subsidiary domiciled in India.

TypTap is authorized to underwrite homeowners and flood insurance policies in Florida and in various other states. Its operations are supported by TTM which is responsible for managing activities such as claims processing, policyholder service/support, marketing, premium payment collection, underwriting and insurance application processing. TTM’s operations are solely in support of TypTap.

Exzeo USA and Cypress Tech are technology companies that mainly focus on the development of products to modernize the insurance business. These products include Atlasviewer®, an online data visualization and mapping platform, SAMSTM, a policy administration platform, HarmonyTM, a next generation policy administration platform under development, and ClaimColonyTM, an application that provides intelligent automation of insurance claims and other business processes. Exzeo USA and Cypress Tech provide services to the insurance-related subsidiaries of HCI and TTIG. The Company began charging HCI subsidiaries for the services during the first quarter of 2021.

TTIG, together with its subsidiaries (collectively, the “Company”) is primarily engaged in the property and casualty insurance business in Florida, focusing on standalone flood and homeowners multi-peril policies. In October 2020, TypTap began applying for approval to offer homeowners insurance coverage in 23 states outside of Florida. Since then, TypTap has received approvals from 15 states and has issued policies in five states other than Florida. The Company currently uses its in-house developed technologies to collect and analyze claims and other supplemental data to generate savings and efficiency for its insurance operations.

In February 2021, the Company received a capital investment from a third party as described in Note 14 — “Redeemable Series A Preferred Stock.” To better manage the consolidated group after the capital infusion, the Company’s operations are now grouped into three segments: insurance operations segment, information technology segment and corporate segment. In addition, the Company established a separate workforce, board of directors and financial reporting structure to focus on these specific business segments.

On June 16, 2021, the Company and its affiliate, Homeowners Choice Property & Casualty Insurance Company (“HCPCI”), entered into a quota share reinsurance agreement with United Property & Casualty Insurance Company, a subsidiary of United Insurance Holdings Corporation (“United”). As part of the transactions of assuming policies from United, the Company and HCPCI agreed to provide 100% quota share reinsurance on all of the United’s in-force, new and renewal policies in the states of Connecticut, New Jersey, Massachusetts and Rhode Island from June 1, 2021 through May 31, 2022. In exchange, the Company and HCPCI will pay United a ceding commission of 24% of premium. The agreement represents approximately $120,000 of annual premiums which are divided equally between the Company and HCPCI.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated and combined financial statements for the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Both the consolidated and combined financial statements include the accounts of the Company’s controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. Combined financial statements are prepared by adding the results of operations, assets, and liabilities of entities which previously were not in a consolidated group so that results can be presented as a single unit. The combined statement of income includes expenses allocated to the Company for shared services provided by HCI.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Certain information and footnote disclosures normally included in consolidated and combined financial statements prepared in accordance with U.S. GAAP have been omitted in this interim financial reporting. However, in the opinion of management, the accompanying consolidated and combined financial statements reflect all normal recurring adjustments necessary to present fairly the Company’s financial position as of June 30, 2021 and the results of operations and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for any subsequent interim period or for the fiscal year ending December 31, 2021. The accompanying unaudited consolidated and combined financial statements and notes thereto should be read in conjunction with the audited consolidated and combined financial statements for the year ended December 31, 2020.

In preparing the interim unaudited consolidated and combined financial statements, management was required to make certain judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the periods being reported upon. Certain of the estimates result from judgments that can be subjective and complex and consequently actual results may differ from these estimates.

Material estimates that are particularly susceptible to significant change in the near term are related to the Company’s losses and loss adjustment expenses (“LAE”), which include amounts estimated for claims incurred but not yet reported. The Company uses various assumptions and actuarial data it believes to be reasonable under the circumstances to make these estimates. In addition, accounting policies specific to reinsurance with retrospective provisions, deferred income taxes, redeemable preferred stock, and stock-based compensation expense involve significant judgments and estimates material to the Company’s consolidated and combined financial statements.

All significant intercompany balances and transactions have been eliminated.

Redeemable Series A Preferred Stock

Redeemable Series A preferred stock is a class of stock issued with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with U.S. GAAP and is presented in the temporary equity (mezzanine) section of the consolidated balance sheet. The stock contains features with rights in dividends, voting, conversion, participation, liquidation preference and redemption (See Note 14 — “Redeemable Series A Preferred Stock”).

The redeemable series A preferred stock is initially recorded at fair value and is decreased by related issuance costs. The fair value is estimated using a residual fair value approach. The effect of increasing dividend rates is accreted to the redeemable series A preferred stock with a corresponding debit to retained income or deficits. The effective interest method is used for accretion over the period of the increasing dividend rates. The carrying value of the preferred stock is also subsequently adjusted for accrued dividends and dividend payments. The Company has an option to pay the dividends in cash or make a payment in kind. The dividends are accrued monthly assuming that they will be settled in cash.

When the redemption is probable, the Company elects to recognize changes in the redemption value immediately as it occurs and adjust the carrying value of the stock to the maximum redemption value which is the higher of the redemption price or fair market value at the reporting date. Such changes in the redemption value are treated as dividends when calculating income available to common stockholders.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of U.S. GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. In accordance with U.S. GAAP, the fair value of stock-based awards with service condition is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of the Company’s stock-based awards are accounted for as they occur. The Company uses a straight-line attribution method for all grants that include only service condition. Restricted stock grants with market conditions are expensed over the derived service period. Expensing market-based awards may be expedited if the conditions are met sooner than anticipated. The Company’s outstanding stock-based awards include restricted stock awards with service and market conditions. Compensation expense related to all awards is included in general and administrative personnel expenses. The Company receives a windfall tax benefit for restricted stock awards if these awards vest at a higher value than the value used to recognize compensation expense. In the event the restricted stock awards vest at a lower value than the value used to recognize compensation expense, the Company experiences a tax shortfall. The Company recognizes tax windfalls and shortfalls in the consolidated and combined statements of income. For grants to employees of foreign subsidiaries, there is a recharge agreement between the Company and the foreign subsidiary, under which the foreign subsidiary reimburses the Company for the cost of the stock-based awards.

Prior to February 2021, the Company’s employees received stock-based awards granted by HCI. All unvested stock-based awards under HCI’s 2012 Omnibus Incentive Plan were cancelled effective February 26, 2021 and replaced with the awards issued from the Company’s equity incentive plan.

Other Revenue Recognition

The Company’s service revenue, which is included in other revenue in the consolidated statement of income, is derived primarily from fees for policy administration and software license and services provided to the Company’s affiliates starting March 2021. These services, which are offered through various propriety software as Software as a Service (“SaaS”), include policy administration, claims administration, billing, reporting and compliance. Pricing for the services is based on the volume of policies or claims processed by the affiliate using our software at the end of each quarter or a fixed fee. While there are a variety of activities performed, the overall nature of the obligation is to provide an integrated solution to the affiliates. Accordingly, the ongoing administration and software services are deemed to have one performance obligation. Each of these arrangements represents a stand-ready obligation to perform these activities on an as-needed basis. Revenue is recognized when or as the performance obligation is satisfied. Policy administration revenue is recognized over time, generally ratably over the terms of the policies. Software license and services revenue is recognized either at the point in time when the service has been delivered or over time as the performance obligation of each service is satisfied, generally ratably over the contract period. As the Company has a right to invoice the affiliates at an amount that corresponds directly with the value to the affiliates, the Company applied the as-invoiced practical expedient to recognize revenue for the administrative and software services.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

The table below summarizes the Company’s disaggregation of the revenue from contracts with customers:

	Disaggregated Other Revenue
	Three Months Ended		Six Months Ended
	June 30		June 30
Performance Obligations	2021	2020	2021	2020
Policy Administration Services Agreement:
General policy administration (a)	$1	$—	$4	$—
Software License & Service Agreement:
Saas - right to use software & webpage maintenance (b)	$441	$—	$587	$—

(a)

Service revenue from administration of the new and renewed flood insurance polices outside of Florida, see Note — 18 “Related Party Transactions” for additional information, included within Insurance operations segment.

(b)

Service revenue from right of use for the series of softwares, see Note — 18 “Related Party Transactions” for additional information, included within Information technology segment. The accounts receivable related to contracts from customers are recorded within other assets.

Note 3 — Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated and combined statements of cash flows.

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$200,831	$99,725
Restricted cash	2,000	2,000

Total	$202,831	$101,725

Restricted cash primarily represents funds held by certain states in which the Company’s insurance subsidiary conducts business to meet regulatory requirements.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 4 — Investments

a) Available-for-Sale Fixed-Maturity Securities

The Company holds investments in fixed-maturity securities that are classified as available-for-sale. At June 30, 2021 and December 31, 2020, the cost or amortized cost, allowance for credit loss, gross unrealized gains and losses, and estimated fair value of the Company’s available-for-sale securities by security type were as follows:

	Cost or Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
As of June 30, 2021
U.S. Treasury and U.S. government agencies	$9,047	$—	$112	$(13)	$9,146
Corporate bonds	6,573	—	144	(2)	6,715

Total	$15,620	$—	$256	$(15)	$15,861

As of December 31, 2020
U.S. Treasury and U.S. government agencies	$8,788	$—	$166	$(1)	$8,953
Corporate bonds	7,125	—	341	—	7,466
Exchange-traded debt	100	(3)	3	—	100

Total	$16,013	$(3)	$510	$(1)	$16,519

Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at June 30, 2021 and December 31, 2020 are as follows:

	June 30,		December 31,
	2021		2020
	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
Available-for-sale
Due in one year or less	$2,642	$2,665	$2,132	$2,143
Due after one year through five years	11,937	12,146	13,648	14,131
Due after five years through ten years	1,041	1,050	233	245

	$15,620	$15,861	$16,013	$16,519

Sales of Available-for-Sale Fixed-Maturity Securities

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, for the three and six months ended June 30, 2021 and 2020 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Three months ended June 30, 2021	$1,094	$197	$—

Three months ended June 30, 2020	$6,561	$156	$(52)

Six months ended June 30, 2021	$1,094	$197	$—

Six months ended June 30, 2020	$7,120	$166	$(197)

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Gross Unrealized Losses for Available-for-Sale Fixed-Maturity Securities

Securities with gross unrealized loss positions at June 30, 2021 and December 31, 2020 aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Twelve Months or Longer		Total
As of June 30, 2021	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
U.S. Treasury and U.S. government agencies	$(13)	$2,249	$—	$—	$(13)	$2,249
Corporate bonds	(2)	1,432	—	—	(2)	1,432

Total available-for-sale securities	$(15)	$3,681	$—	$—	$(15)	$3,681

	Less Than Twelve Months		Twelve Months or Longer		Total
As of December 31, 2020	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
U.S. Treasury and U.S. government agencies	$(1)	$1,337	$—	$—	$(1)	$1,337

Total available-for-sale securities	$(1)	$1,337	$—	$—	$(1)	$1,337

At June 30, 2021 and December 31, 2020, there were 11 and three securities, respectively, in an unrealized loss position.

Allowance for Credit Losses of Available-for-Sale Fixed-Maturity Securities

The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether each individual security is impaired, including:

•	the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;

•	the extent to which the market value of the security has been below its cost or amortized cost;

•	general market conditions and industry or sector specific factors and other qualitative factors;

•	nonpayment by the issuer of its contractually obligated interest and principal payments; and

•	the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

The table below summarizes the activity in the allowance for credit losses of available-for-sale securities for the three and six months ended June 30, 2021 and 2020:

	2021	2020
Balance at January 1	$3	$—
Credit loss expense	—	—
Reductions for securities sold	(3)	—

Balance at March 31	—	—

Credit loss expense	—	—

Balance at June 30	$—	$—

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

b) Equity Securities

The Company holds investments in equity securities measured at fair values which are readily determinable. At June 30, 2021 and December 31, 2020, the cost, gross unrealized gains and losses, and estimated fair value of the Company’s equity securities were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
June 30, 2021	$2,762	$560	$(128)	$3,194
December 31, 2020	$4,115	$472	$(133)	$4,454

The table below presents the portion of unrealized gains and losses in the Company’s consolidated and combined statements of income related to equity securities still held:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net gains (losses) recognized	$190	$197	$401	$(469)
Exclude: Net realized gains (losses) recognized for securities sold	157	16	308	(238)

Net unrealized gains (losses) recognized	$33	$181	$93	$(231)

Sales of Equity Securities

Proceeds received, and the gross realized gains and losses from sales of equity securities, for the three and six months ended June 30, 2021 and 2020 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Three months ended June 30, 2021	$691	$157	$—

Three months ended June 30, 2020	$282	$31	$(15)

Six months ended June 30, 2021	$2,970	$318	$(10)

Six months ended June 30, 2020	$1,290	$122	$(360)

c) Net Investment Income

Net investment income, by source, is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Available-for-sale fixed-maturity securities	$87	$117	$190	$248
Equity securities	18	15	37	40
Investment expense	(22)	(24)	(44)	(43)
Cash and cash equivalents	24	81	49	275

Net investment income	$107	$189	$232	$520

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 5 — Comprehensive Income (Loss)

Comprehensive loss includes net income (loss) and other comprehensive income or loss, which for the Company includes changes in unrealized gains or losses of available-for-sale fixed-maturity securities carried at fair value and changes in the allowance for credit losses related to these investments. Reclassification adjustments for realized (gains) losses are reflected in net realized investment gains (losses) on the consolidated and combined statements of income. The components of other comprehensive income or loss and the related tax effects allocated to each component were as follows:

	Three Months Ended			Three Months Ended
	June 30, 2021			June 30, 2020
	Before	Income Tax	Net of	Before	Income Tax	Net of
	Tax	Effect	Tax	Tax	Effect	Tax
Unrealized gains arising during the period	$12	$2	$10	$430	$105	$325
Reclassification adjustment for realized gains	(197)	(48)	(149)	(104)	(26)	(78)

Total other comprehensive (loss) income	$(185)	$(46)	$(139)	$326	$79	$247

	Six Months Ended			Six Months Ended
	June 30, 2021			June 30, 2020
	Before	Income Tax	Net of	Before	Income Tax	Net of
	Tax	Effect	Tax	Tax	Effect	Tax
Unrealized (losses) gains arising during the period	$(68)	$(17)	$(51)	$319	$78	$241
Call and repayment gains charged to investment income	(3)	(1)	(2)	—	—	—
Reclassification adjustment for realized (gains) losses	(197)	(48)	(149)	31	7	24

Total other comprehensive (loss) income	$(268)	$(66)	$(202)	$350	$85	$265

Note 6 — Fair Value Measurements

The Company records and discloses certain financial assets at their estimated fair values. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets.

Level 2	Other inputs that are observable for the assets, either directly or indirectly such as quoted prices for identical assets that are not observable throughout the full term of the asset.

Level 3	Inputs that are unobservable.

Valuation Methodology

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of money-market funds and certificates of deposit maturing within 90 days. Their carrying value approximates fair value due to the short maturity and high liquidity of these assets.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Restricted Cash

Restricted cash represents cash held by state authorities and the carrying value approximates fair value.

Fixed-Maturity and Equity Securities

Estimated fair values are determined in accordance with U.S. GAAP using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical securities or other inputs that are observable either directly or indirectly, such as quoted prices for similar securities. In those instances where observable inputs are not available, fair values are measured using unobservable inputs. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the security and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The estimated fair values for securities that do not trade on a daily basis are determined by management, utilizing prices obtained from an independent pricing service and information provided by brokers, which are level 2 inputs. Management reviews the assumptions and methods utilized by the pricing service and then compares the relevant data and pricing to broker-provided data. The Company gains assurance of the overall reasonableness and consistent application of the assumptions and methodologies and compliance with accounting standards for fair value determination through ongoing monitoring of the reported fair values.

Assets Measured and Recorded at Estimated Fair Value on a Recurring Basis

The following tables present information about the Company’s financial assets measured at estimated fair value on a recurring basis. The tables indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of June 30, 2021 and December 31, 2020:

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of June 30, 2021
Financial Assets:
Cash and cash equivalents	$200,831	$—	$—	$200,831
Restricted cash	$2,000	$—	$—	$2,000
Fixed-maturity securities:
U.S. Treasury and U.S. government agencies	$7,137	$2,009	$—	$9,146
Corporate bonds	6,715	—	—	6,715

Total available-for-sale securities	$13,852	$2,009	$—	$15,861

Equity securities	$3,194	$—	$—	$3,194

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2020
Financial Assets:
Cash and cash equivalents	$99,725	$—	$—	$99,725
Restricted cash	$2,000	$—	$—	$2,000
Fixed-maturity securities:
U.S. Treasury and U.S. government agencies	$6,922	$2,031	$—	$8,953
Corporate bonds	7,466	—	—	7,466
Exchange-traded debt	100	—	—	100

Total available-for-sale securities	$14,488	$2,031	$—	$16,519

Equity securities	$4,454	$—	$—	$4,454

Liabilities Carried at Other Than Fair Value

The following table present fair value information for note payable—related party that is carried on the consolidated balance sheets at December 31, 2020:

	Carrying	Fair Value Measurements Using			Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value
As of December 31, 2020
Note payable - related party	$22,000	$—	$—	$22,000	$22,000

Note 7 — Other Assets

The following table summarizes the Company’s other assets:

	June 30, 2021	December 31, 2020
Benefits receivable related to retrospective reinsurance contract	$103	$2,075
Prepaid expenses*	832	373
Deposits	39	59
Other	871	413

Total other assets	$1,845	$2,920

Note 8 — Reinsurance

The Company cedes a portion of its homeowners’ insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and one quota share reinsurance agreement. Ceded premiums under most catastrophe excess of loss reinsurance contracts are subject to revision resulting from subsequent adjustments in total insured value. Under the terms of the quota share reinsurance agreement, the Company is entitled to a 30% ceding commission on ceded premiums written. The reinsurance premiums under one flood catastrophe excess of loss reinsurance contract are generally determined on a quarterly basis based on the premiums associated with the applicable flood total insured value in force on the last day of the preceding quarter.

The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

The impact of the reinsurance treaties on premiums written and earned is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Premiums Written:
Direct	$27,014	$16,964	$71,874	$35,359
Assumed	33,741	—	33,741	—

Gross written premium	60,755	16,964	105,615	35,359
Ceded	(12,585)	(5,114)	(22,094)	(8,907)

Net premiums written	$48,170	$11,850	$83,521	$26,452

Premiums Earned:
Direct	$34,129	$18,380	$62,940	$34,975
Assumed	4,871	—	4,871	—

Gross earned premium	39,000	18,380	67,811	34,975
Ceded	(12,585)	(5,114)	(22,094)	(8,907)

Net premiums earned	$26,415	$13,266	$45,717	$26,068

During the three months ended June 30, 2021 and 2020, ceded losses of $8 and $11 were recognized, respectively, as reductions in losses and LAE. During the six months ended June 30, 2021 and 2020, ceded losses of $13 and $374 were recognized, respectively, as reductions in losses and LAE. These ceded losses related to non-catastrophe claims. At June 30, 2021 and December 31, 2020, there were 49 and 39 reinsurers, respectively, participating in the Company’s reinsurance program. Total gross amounts recoverable and receivable from reinsurers at June 30, 2021 and December 31, 2020 were $15 and $90, respectively. Based on all available information considered in the rating-based method, the Company did not recognize any credit loss expense for the three and six months ended June 30, 2021 and 2020. There were no allowances for credit losses related to the reinsurance recoverable balance at June 30, 2021 and December 31, 2020.

The Company has one reinsurance contract that includes retrospective provisions that adjust premiums in the event losses are minimal or zero. For the three months ended June 30, 2021 and 2020, the Company recognized a reduction in ceded premiums of $695 and $368, respectively, related to these adjustments. For the six months ended June 30, 2021 and 2020, the Company recognized a reduction in ceded premiums of $1,584 and $570, respectively.

Amounts receivable related to retrospective provisions are reflected in other assets. At June 30, 2021 and December 31, 2020, other assets included $103 and $2,075, respectively, of these accrued benefits. In June 2021, the Company received $3,557 of premium refund under the retrospective reinsurance contract that ended May 31, 2021. Management believes the credit risks associated with the collectability of these accrued benefits are minimal as the amounts receivable are concentrated with one reinsurer and the Company monitors the creditworthiness of this reinsurer based on available information about the reinsurer’s financial condition.

Effective June 1, 2021, the Company began providing quota share reinsurance on all in-force, new and renewal policies issued by United. The policies were issued in the states of Connecticut, New Jersey, Massachusetts and Rhode Island. For the three and six months ended June 30, 2021, assumed premiums written related to United were $33,741. At June 30, 2021, the Company had a net balance of $25,422 due from United, consisting of premiums receivable of $33,741 offset by ceding commission payable of $8,098 and payable on paid losses and loss adjustment expenses of $221.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 9 — Losses and Loss Adjustment Expenses

The liability for losses and LAE is determined on an individual case basis for all claims reported. The liability also includes amounts for unallocated expenses, anticipated future claim development and losses incurred but not reported.

The Company primarily writes insurance in the states which could be exposed to hurricanes or other natural catastrophes. The occurrence of a major catastrophe could have a significant effect on the Company’s quarterly results and cause a temporary disruption of the normal operations of the Company. However, the Company is unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

Activity in the liability for losses and LAE is summarized as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net balance, beginning of period*	$23,506	$8,159	$19,339	$4,656
Incurred, net of reinsurance, related to:
Current period	15,103	8,678	25,863	14,703
Prior period	1,336	(280)	2,888	(65)

Total incurred, net of reinsurance	16,439	8,398	28,751	14,638

Paid, net of reinsurance, related to:
Current period	(3,782)	(2,910)	(4,622)	(4,142)
Prior period	(5,309)	(859)	(12,622)	(2,369)

Total paid, net of reinsurance	(9,091)	(3,769)	(17,244)	(6,511)

Net balance, end of period	30,854	12,788	30,846	12,783
Add: reinsurance recoverable before allowance for credit losses	1	(1)	9	4

Gross balance, end of period	$30,855	$12,787	$30,855	$12,787

*	Net balance represents beginning-of-period liability for unpaid losses and LAE less beginning-of-period reinsurance recoverable for unpaid losses and LAE.

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are adjusted. During the three and six months ended June 30, 2021, the Company recognized losses related to prior periods of $1,336 and $2,888, respectively, primarily to increase the reserve for the 2020 loss year resulting from litigation. Losses and LAE for the six months ended June 30, 2021 included estimated losses, net of reinsurance, of $2,581 related to policies assumed from United.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 10 — Segment Information

The Company identifies its segments based on managerial emphasis, organizational structure and revenue source. The Company identifies three reportable segments: insurance operations, information technology and corporate. The insurance operations segment represents the property and casualty insurance operations of TypTap, together with TTM, its managing general agent. The information technology segment represents the operations of the technology companies Exzeo USA and Cypress Tech which owns Exzeo India. The corporate segment represents the activities of the holding company TTIG. The determination of segments may change over time due to changes in operational emphasis, revenues, and results of operations.

For the three months ended June 30, 2021 and 2020, revenues from the Company’s insurance operations before intracompany elimination represented 96.9% and 96.6%, respectively, and revenues from information technology segment before intracompany elimination represented 3.1% and 3.4%, respectively, of total revenues of all operating segments. For the six months ended June 30, 2021 and 2020, revenues from the Company’s insurance operations before intracompany elimination represented 97.0% and 96.0%, respectively, and revenues from information technology segment before intracompany elimination represented 3.0% and 4.0%, respectively, of total revenues of all operating segments. At June 30, 2021 and December 31, 2020, insurance operations’ total assets represented 95.9% and 94.2%, respectively, and information technology segment’s total assets represented 4.1% and 5.8%, respectively, of the assets of all operating segments. The following tables present segment information reconciled to the Company’s consolidated and combined statements of income. Intersegment transactions are not eliminated from segment results. However, intracompany transactions are eliminated in segment results below:

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

	Insurance	Information
For Three Months Ended June 30, 2021	Operations	Technology	Corporate	Elimination	Consolidated
Revenue:
Gross premiums earned	$39,000	$—	$—	$—	$39,000
Ceded premiums	(12,585)	—	—	—	(12,585)

Net premiums earned	26,415	—	—	—	26,415
Net income from investment portfolio	489	5	—	—	494
Policy fee income	291	—	—	—	291
Other	33	464	—	(23)	474

Total revenue	27,228	469	—	(23)	27,674

Expenses:
Losses and loss adjustment expenses	16,439	—	—	—	16,439
Amortization of deferred policy acquisition costs	6,654	—	—	—	6,654
Other policy acquisition expenses	919	—	—	—	919
Depreciation and amortization	9	302	1	—	312
Personnel and other operating expenses	4,186	3,125	546	(23)	7,834

Total expenses	28,207	3,427	547	(23)	32,158

Loss before income taxes	$(979)	$(2,958)	$(547)	$—	$(4,484)

Total revenue from non-affiliates	$27,226	$5	$—

	Insurance	Information
For Three Months Ended June 30, 2020	Operations	Technology	Corporate*	Elimination	Consolidated
Revenue:
Gross premiums earned	$18,380	$—	$—	$—	$18,380
Ceded premiums	(5,114)	—	—	—	(5,114)

Net premiums earned	13,266	—	—	—	13,266
Net income from investment portfolio	483	7	—	—	490
Policy fee income	194	—	—	—	194
Other	19	25	—	(25)	19

Total revenue	13,962	32	—	(25)	13,969

Expenses:
Losses and loss adjustment expenses	8,398	—	—	—	8,398
Amortization of deferred policy acquisition costs	2,485	—	—	—	2,485
Other policy acquisition expenses	598	—	—	—	598
Interest expense	1	—	—	—	1
Depreciation and amortization	9	266	—	—	275
Personnel and other operating expenses	1,939	2,338	—	(25)	4,252

Total expenses	13,430	2,604	—	(25)	16,009

Income (loss) before income taxes	$532	$(2,572)	$—	$—	$(2,040)

Total revenue from non-affiliates	$14,081	$7	$—

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

	Insurance	Information
For Six Months Ended June 30, 2021	Operations	Technology	Corporate	Elimination	Consolidated
Revenue:
Gross premiums earned	$67,811	$—	$—	$—	$67,811
Ceded premiums	(22,094)	—	—	—	(22,094)

Net premiums earned	45,717	—	—	—	45,717
Net income from investment portfolio	821	9	—	—	830
Policy fee income	549	—	—	—	549
Other	60	628	—	(38)	650

Total revenue	47,147	637	—	(38)	47,746

Expenses:
Losses and loss adjustment expenses	28,751	—	—	—	28,751
Amortization of deferred policy acquisition costs	11,291	—	—	—	11,291
Other policy acquisition expenses	1,961	—	—	—	1,961
Interest expense	—	—	90	—	90
Depreciation and amortization	18	580	1	—	599
Personnel and other operating expenses	6,923	5,569	869	(38)	13,323

Total expenses	48,944	6,149	960	(38)	56,015

Loss before income taxes	$(1,797)	$(5,512)	$(960)	$—	$(8,269)

Total revenue from non-affiliates	$47,144	$12	$—

	Insurance	Information
For Six Months Ended June 30, 2020	Operations	Technology	Corporate*	Elimination	Consolidated
Revenue:
Gross premiums earned	$34,975	$—	$—	$—	$34,975
Ceded premiums	(8,907)	—	—	—	(8,907)

Net premiums earned	26,068	—	—	—	26,068
Net (loss) income from investment portfolio	(1)	21	—	—	20
Policy fee income	373	—	—	—	373
Other	63	41	—	(41)	63

Total revenue	26,503	62	—	(41)	26,524

Expenses:
Losses and loss adjustment expenses	14,638	—	—	—	14,638
Amortization of deferred policy acquisition costs	5,686	—	—	—	5,686
Other policy acquisition expenses	888	—	—	—	888
Interest expense	1	—	—	—	1
Depreciation and amortization	17	524	—	—	541
Personnel and other operating expenses	4,002	4,756	—	(41)	8,717

Total expenses	25,232	5,280	—	(41)	30,471

Income (loss) before income taxes	$1,271	$(5,218)	$—	$—	$(3,947)

Total revenue from non-affiliates	$26,622	$21	$—

*	Corporate holding company TTIG had no operations until October 1, 2020.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

The following table presents segment assets reconciled to the Company’s total assets in the consolidated balance sheets.

	June 30,	December 31,
	2021	2020
Segments:
Insurance Operations	$224,969	$150,690
Information Technology	9,859	9,232
Corporate	95,252	294
Elimination	(38,927)	(2,635)

Total assets	$291,153	$157,581

Note 11 — Leases

The table below summarizes the Company’s right-of-use (“ROU”) assets and corresponding liabilities for operating and finance leases:

	June 30,	December 31,
	2021	2020
Operating leases:
ROU Assets	$583	$302
Liabilities	$589	$316
Finance leases:
ROU Assets	$67	$67
Liabilities*	$30	$36

*	Included in other liabilities.

In January 2021, the Company entered into a sublease agreement with HCI for office space in Tampa, Florida. See Note 17 — “Related Party Transactions” for additional information.

The following table summarizes the Company’s operating and finance leases in which the Company is a lessee:

		Renewal	Other Terms and
Class of Assets	Initial Term	Option	Conditions
Operating lease:
Office space	3 to 10 years	Yes	(a), (b)
Finance lease:
Office equipment	3 to 5 years	Not applicable	(c)

(a)	There are no variable lease payments.
(b)	Rent escalation provisions exist.
(c)	There is a bargain purchase option.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

As of June 30, 2021, maturities of lease liabilities were as follows:

	Leases
	Operating	Finance
Due in 12 months following June 30,
2021	$406	$15
2022	228	13
2023	19	3

Total lease payments	653	31

Less: interest and foreign taxes	64	1

Total lease obligations	$589	$30

The following table provides quantitative information with regard to the Company’s operating and finance leases.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Lease costs:
Finance lease costs:
Amortization – ROU assets*	$4	$4	$7	$7
Interest expense	—	—	1	1
Operating lease costs*	133	132	263	270
Short-term lease costs*	1	1	2	3

Total lease costs	$138	$137	$273	$281

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows – finance leases	$4	$4	$7	$6
Operating cash flows – operating leases	$138	$128	$277	$266
Financing cash flows – finance leases	$—	$—	$1	$1

June 30, 2021
Weighted-average remaining lease term:
Finance leases (in years)	2.8
Operating leases (in years)	1.7
Weighted-average discount rate:
Finance leases	3.8%
Operating leases	2.7%

*	Included in other operating expenses of the consolidated and combined statements of income. Short-term lease costs include temporary rent discounts due to the COVID-19 pandemic.

Note 12 — Income Taxes

During the three months ended June 30, 2021 and 2020, the Company recorded income tax benefits of $838 and $498, respectively, which resulted in effective tax rates of 18.7% and 24.4% respectively. During the six months ended June 30, 2021 and 2020, the Company recorded income tax benefits of $1,473 and $939, respectively, which resulted in effective tax rates of 17.8% and 23.8% respectively. The decrease in the effective rate in 2021 as compared to the corresponding periods in the prior year was primarily attributable to a tax shortfall experienced by the Company on the vesting of restricted shares granted to employees. This shortfall resulted from the vesting date value of the shares being less than the accumulated deferred tax assets attributable to the restricted shares that vested. The Company’s estimated annual effective tax rate differs from the statutory federal rate due to state and foreign income taxes, as well as certain non-deductible and tax-exempt items.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 13 — Earnings (Loss) Per Share

U.S. GAAP requires the Company to use the two-class method in computing basic earnings per share since holders of the Company’s restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities affect the computation of both basic and diluted earnings per share during periods of net income or loss. A summary of the numerator and denominator of the basic and diluted loss per common share for the three and six months ended June 30, 2021 and 2020 is presented below:

	Three Months Ended			Six Months Ended
	June 30, 2021			June 30, 2021
	Loss	Shares (a)	Per Share	Loss	Shares (a)	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net loss attributable to common stockholders	$(5,825)			$(9,769)
Less: Loss attributable to participating securities	419			492

Basic Loss Per Share:
Loss allocated to common stockholders	(5,406)	75,143	$(0.07)	(9,277)	75,072	$(0.12)

Effect of Dilutive Securities:
Redeemable Series A Preferred Stock (b) (c)	—	—		—	—

Diluted Loss Per Share:
Loss available to common stockholders and assumed conversions	$(5,406)	75,143	$(0.07)	$(9,277)	75,072	$(0.12)

	Three Months Ended			Six Months Ended
	June 30, 2020			June 30, 2020
	Loss	Shares (a)	Per Share	Loss	Shares (a)	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Pro forma basic loss per share (d)	$(1,542)	75,000	$(0.02)	$(3,008)	75,000	$(0.04)

(a)	Shares in thousands.
(b)	See Redeemable Series A Preferred Stock under Note 2 – “Summary of Significant Accounting Policies” for additional information.
(c)	Excluded due to anti-dilutive effect.
(d)

As the Company did not have any common shares outstanding prior to October 31, 2020, the pro forma basic loss per common share is calculated as if the Company’s common shares had been outstanding since January 1, 2020.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 14 — Redeemable Series A Preferred Stock

On February 26, 2021, the Company completed a capital investment transaction with a fund associated with Centerbridge Partners, L.P. (collectively, the “Lead Investor”), a private investment management fund. Under the investment agreement, the Company issued 9,000,000 voting shares of its Series A-1 Preferred Stock and 1,000,000 non-voting shares of its Series A-2 Preferred Stock (together “Series A Preferred Stock”), $0.001 par value, at a price of $10 per share for total proceeds of $100,000. The proceeds will be used for TypTap’s operations and continued expansion. The Company incurred $6,262 of related issuance costs. In connection with the transaction, the Lead Investor was granted warrants by HCI to purchase 750,000 shares of HCI’s common stock with an exercise price of $54.40 per share. The warrants valued at $9,217 or $12.29 per warrant were immediately exercisable and will expire on the fourth anniversary of the date of issuance.

Dividends

Dividends accrue and accumulate from the date of issuance. Cumulative dividends are payable semi-annually in cash or paid-in-kind at the Company’s option. Cash dividend rates are $0.50 per share in Year 1, $0.60 per share in Year 2, $0.75 per share in Year 3, and $0.95 per share in Year 4 and thereafter. The rates for paid-in-kind dividends are $0.60 per share in Year 1 and $0.70 per share in Year 2. In addition, the Series A Preferred Stock will be paid dividends on an as-converted basis when and if the Company declares common stock dividends.

Conversion Rights

The holders of Series A Preferred Stock have the right to convert the stock at any time into shares of common stock with an initial conversion rate of 1 to 1. The conversion rate will be adjusted under certain conditions. Unless converted earlier, all shares of Series A Preferred Stock will be automatically converted into shares of common stock at the then-applicable conversion rate upon (1) a qualified public offering of common stock with gross proceeds of not less than $250,000 with a price per share at least equal to 150% of the original purchase price of the Series A Preferred Stock, or (2) at the election of requisite holders of a majority of Series A Preferred Stock, whichever comes first.

Redemption Rights

On or after the fourth anniversary of the issuance date, Series A Preferred Stock is redeemable at the option of the holders at a price equal to the greater of (1) $10 per share plus any accrued but unpaid dividends and (2) a fair market value per share determined by an independent valuation firm selected by the Board of Directors. Management determined that the redemption was not probable at June 30, 2021.

Guaranty by HCI

All payment obligations to the holders of Series A Preferred Stock are fully guaranteed by HCI as long as Series A Preferred Stock is outstanding.

Liquidation Preference

In the event of any liquidation, the Series A Preferred Stock ranks senior to common stock with respect to distribution rights.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Anti-Dilutive Protection

The holders of Series A Preferred Stock receive protection in the form of a down-round feature which will be triggered in the event that the Company issues additional common equivalent shares at an effective price per share less than $10 per share.

The following table summarizes the activity of redeemable preferred stock during the six months ended June 30, 2021:

Balance at January 1, 2021	$—
Initial proceeds from Centerbridge	100,000
Increase (decrease):
Proceeds allocated to contributed warrants	(9,217)
Issuance costs	(6,262)
Issuance costs allocated to contributed warrants	577
Accrued cash dividends	458
Accretion - increasing dividend rate	336
Balance at March 31, 2021	85,892
Increase (decrease):
Accrued cash dividends	1,250
Accretion - increasing dividend rate	929

Balance at June 30, 2021	$88,071

For the three months ended June 30, 2021, dividends on Series A Preferred Stock were $2,179, consisting of accrued cash dividends of $1,250 and accretion related to increasing dividend rates of $929. For the six months ended June 30, 2021, dividends on Series A Preferred Stock were $2,973, consisting of accrued cash dividends of $1,708 and accretion related to increasing dividend rates of $1,265.

Note 15 — Stockholders’ Equity

Common Stock

In October 2020, the Company issued 90 million shares of its common stock to HCI in exchange for contributed cash and ownership interests in four of HCI’s wholly-owned subsidiaries. On February 26, 2021, HCI returned 15 million shares to the Company, thereby reducing the number of issued and outstanding common shares from 90 million to 75 million. The Company accounted for the transfer as a reverse stock split and accordingly, shares and per share data included herein have been restated to retroactively reflect the effect of such transfer. On the same day, the Company’s Articles of Incorporation were amended. The Company is now authorized to issue 183,000,000 shares of common stock with 181,860,000 shares of voting common stock and 1,140,000 shares of non-voting common stock.

Preferred Stock

The Company is authorized to issue up to additional 27,362,000 shares of voting Series A-1 preferred stock and additional 140,000 shares of non-voting Series A-2 preferred stock, $0,001 par value. The authorized but unissued preferred stock will have the rights as specified in the Company’s amended Articles of Incorporation.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 16 — Stock-Based Compensation

2021 Equity Incentive Plan

On February 26, 2021, the Company’s Board of Directors approved the 2021 Equity Incentive Plan (the “2021 Plan”) which provides for broad-based equity awards to its employees and nonemployee directors. The maximum number of shares that may be issued under the 2021 Plan is 7,000,000 shares. As of June 30, 2021, there are 857,400 shares remaining for future grant.

Information with respect to the activity of unvested restricted stock awards during the three and six months ended June 30, 2021 is as follows:

	Number of	Weighted
	Restricted	Average
	Stock	Grant Date
	Awards	Fair Value
Balance at January 1, 2021	—	$—
Granted	5,749,300	$1.19

Nonvested at March 31, 2021	5,749,300	$1.19

Granted	404,500	$0.71
Vested	(369,782)	$3.99
Forfeited	(11,200)	$2.29

Nonvested at June 30, 2021	5,772,818	$0.97

For the three and six months ended June 30, 2021, the Company recognized compensation expense of $1,599 and $1,814, respectively, and deferred tax benefits of $392 and $445, respectively, related to restricted stock awards. At June 30, 2021, there was approximately $5,279 of total unrecognized compensation expense related to nonvested restricted stock. The Company expects to recognize the remaining compensation expense over a weighted-average period of 3.3 years.

HCI Equity Incentive Plan

HCI has an incentive plan that provides restricted stock awards to employees of HCI and its subsidiaries in connection with their service. The terms of the restricted stock grants include only service conditions and the awards generally vest over a period of four years. In February 2021, HCI cancelled 141,600 shares of unvested restricted stock for the employees transferred to the Company. In exchange, these employees received replacement restricted stock issued under TTIG’s 2021 Plan.

For the three months ended June 30, 2021, the Company did not recognize compensation expense related to HCI restricted stock. For three months ended June 30, 2020, the Company recognized compensation expense to HCI restricted stock of $370, $6 of which were payable to HCI under the recharge agreement. For the six months ended June 30, 2021 and 2020, the Company recognized compensation expense related to HCI restricted stock of $152 and $895, respectively, $9 and $12 of which were payable to HCI under the recharge agreement.

Note 17 — Commitments and Contingencies

General Matters

The Company is a party to claims and legal actions arising routinely in the ordinary course of its business. Although the Company cannot predict with certainly the ultimate resolution of the claims asserted against us, the Company does not believe that any pending legal proceeding to which the Company is a party will have a material, adverse effect on its consolidated and combined financial position, results of operations or cash flows.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 18 — Related Party Transactions

The Company participates in reinsurance contracts with affiliates, HCPCI and Claddaugh Casualty Insurance Company Ltd. The reinsurance allocation method is governed by HCI’s reinsurance allocation agreement, which states that each cedant’s retention and reinsurer’s limit of liability for a loss occurrence is apportioned based on the amount of loss contributed to that occurrence. The reinsurance allocation agreement also states that the reinsurance premium shall be apportioned to each company in the same proportion that the companies’ premium subject to the reinsurance agreement bears to the total premium subject to the reinsurance agreement.

The Company receives cost allocations from HCI under a corporate overhead cost allocation agreement between HCI and its subsidiaries. Expenses allocated under this agreement during the three months ended June 30, 2021 and 2020 were $1,259 and $947, respectively, and during the six months ended June 30, 2021 and 2020 were $2,743 and $1,879, respectively.

Under an agent commission agreement with its affiliate, Omega Insurance Agency, Inc., the Company pays commissions on premiums received in cash for policies issued during the term of the agreement. Commission expenses for the three months ended June 30, 2021 and 2020 were $22 and $28, respectively, and for six months ended June 30, 2021 and 2020 were $59 and $56, respectively.

In February 2021, the Company entered into a sublease agreement with HCI for office space in Tampa, Florida. The lease term began on January 1, 2021 and will end on July 31, 2023. The lease can be terminated at any time with prior written notice. The Company also has an existing lease with one of its affiliates for an office building in Ocala, Florida. For the three months ended June 30, 2021 and 2020, lease expenses related to these leases were $100 and $98, respectively, and for the six months ended June 30, 2021 and 2020 were $200 and $196, respectively.

As a result of the capital investment transaction on February 26, 2021 as described in Note 14 — “Redeemable Series A Preferred Stock,” the following are the transactions that occurred between HCI and the Company:

•

HCI ended its commitment to provide a revolving line of credit with borrowing capacity of up to $60,000 to the Company. The commitment which was provided to the Company on February 12, 2021 would have been available until June 30, 2022.

•

HCI issued warrants to purchase 750,000 shares of its common stock and simultaneously transferred them to the Company as a non-cash capital contribution. The estimated fair value of the warrants was $9,217. The net amount after allocated issuance costs of $577 was $8,640.

•	A $3,500 payable amount to HCI was contributed as a capital contribution by HCI. The amount related to issuance costs paid by HCI on the Company’s behalf.

•

HCI contributed a $33,000 loan plus $23 of unpaid interest as a capital contribution to the Company. The loan resulted from a promissory note issued to HCI on February 12, 2021 in settlement of an amount payable to HCI as of December 31, 2020. The note bore an annual interest rate of 1.75% and would have matured on June 30, 2022.

TYPTAP INSURANCE GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements (unaudited)

(Amounts in thousands, except share and per share amounts, unless otherwise stated)

On March 2, 2021, the Company repaid its note payable issued to HCI. The principal plus $66 of interest expense totaled $22,066.

The Company entered into below service agreements with its affiliates in March 2021 and began to record the associated incomes and expenses beginning in March 2021:

•

Policy administration service agreement between TTM and Homeowners Choice Managers (“HCM”): TTM receives $0.035 for each new and renewed HCPCI flood policy and this service agreement only applies to flood policies outside of Florida. For the three and six months ended June 30, 2021, TTM recognized policy administration income of $1 and $4, respectively.

•

Software license and service agreement between Exzeo USA and HCM: HCM pays Exzeo USA various usage-based or flat fees for use of following software: SAMS, Harmony, CasaClue, AtlasViewer, and Claim Colony. An additional flat fee is paid for other general software services. For the three and six months ended June 30, 2021, Exzeo USA recognized license and service income of $441 and $587, respectively.

•

Claims services agreement between TTM and Griston Claims Management (“GCM”): TTM pays GCM $1.2 per TypTap non-catastrophe claim and $5 per non-catastrophe litigated internally handled TypTap claim. TTM also pays GCM $1.2 per TypTap catastrophe claim and 4% of the incurred loss for each catastrophe claim. For the three and six months ended June 30, 2021, TTM incurred claims services expenses of $694 and $878, respectively.

In April 2021, HCI transferred a deferred tax asset of $121 as a capital contribution to the Company. The deferred tax asset related to unvested restricted stock for the employees transferred to the Company.

Note 19 — Subsequent Events

On August 3, 2021, the Company confidentially filed a Form S-1 draft registration statement with the U.S. Securities and Exchange Commission relating to a proposed initial public offering of the Company’s common stock.

Common Stock

Shares

TypTap Insurance Group, Inc.

PRELIMINARY PROSPECTUS

J.P. Morgan	JMP Securities	Truist Securities

Through and including                , 20    (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

, 2021

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

TypTap Insurance Group, Inc. is incorporated under the laws of the state of Florida. Section 607.0831 of the Florida Business Corporation Act, as amended (the “FBCA”), provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director, unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful or intentional misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0851 of the FBCA, a corporation has power to indemnify any person who is a party to any proceeding (other than an action by, or in the right of the corporation), because he or she is or was a director or officer of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

For purposes of the indemnification provisions of the FBCA, “director” or “officer” means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation’s request as a director or officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or another enterprise or entity and the terms include, unless the context otherwise requires, the estate, heirs, executors, administrators, and personal representatives of a director or officer.

In addition, under Section 607.0851 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 607.0852 of the FBCA provides that a corporation must indemnify an individual who is or was a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

Section 607.0853 of the FBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is or was a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if (a) the director or officer is not entitled to mandatory indemnification under Section 607.0852; and (b) it is ultimately determined under Section 607.0854 or Section 607.0855 (as described below) that the director or officer has not met the relevant standard of conduct described in Section 607.0851 or the director or officer is not entitled to indemnification under Section 607.0859 (as described below).

Section 607.0854 of the FBCA provides that, unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of directors or of the shareholders in the specific case, a director or officer of the corporation who is a party to a proceeding because he or she is or was a director or officer may apply for indemnification or an advance for expenses, or both, to a court having jurisdiction over the corporation which is conducting the proceeding, or to a circuit court of competent jurisdiction. Our amended and restated articles of incorporation do not provide any such exclusion. After receipt of an application and after giving any notice it considers necessary, the court may order indemnification or advancement of expenses upon certain determinations of the court.

Section 607.0855 of the FBCA provides that, unless ordered by a court under Section 607.0854, a corporation may not indemnify a director or officer under Section 607.0851 unless authorized for a specific proceeding after a determination has been made that indemnification is permissible because the director or officer has met the relevant standard of conduct set forth in Section 607.0851.

Section 607.0857 of the FBCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify or advance expenses to the individual against such liability under the provisions of Section 607.0857.

Section 607.0858 of the FBCA provides that the indemnification provided pursuant to Section 607.0851 and Section 607.0852, and the advancement of expenses provided pursuant to Section 607.0853, are not exclusive. A corporation may, by a provision in its articles of incorporation, bylaws or any agreement, or by vote of shareholders or disinterested directors, or otherwise, obligate itself in advance of the act or omission giving rise to a proceeding to provide any other or further indemnification or advancement of expenses to any of its directors or officers.

Section 607.0859 of the FBCA provides that, unless ordered by a court under the provisions of Section 607.0854 of the FBCA, a corporation may not indemnify a director or officer under Section 607.0851 or Section 607.0858, or advance expenses to a director or officer under Section 607.0853 or Section 607.0858, if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; (b) a transaction in which a director or officer derived an improper personal benefit; (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; or (d) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable (relating to unlawful distributions).

Our amended and restated articles of incorporation and bylaws provide that we shall indemnify, and advance any and all reasonable expenses incurred by, any director or former director to the fullest extent permitted by law.

The underwriting agreement for this offering will provide that the underwriters indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933.

We also maintain director and officer liability insurance against certain claims and liabilities which may be made against our former, current or future directors and officers. In addition, we have individual indemnification agreements with our directors.

Item 15. Recent Sales of Unregistered Securities

In the preceding three years, we have sold and issued the following securities that were not registered under the Securities Act:

On October 1, 2020, we issued 90,000,000 shares of our common stock to HCI in consideration of HCI’s contribution to us of all of the capital stock of TypTap Insurance Company. The issuance of such shares was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), because the offer and sale of such securities did not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, was made without any form of general solicitation to a sophisticated party, and was made with full access to any information requested by HCI.

On February, 26, 2021, we issued and sold an aggregate of 9,000,000 shares of our Series A-1 Preferred Stock and 1,000,000 shares of our Series A-1 Preferred Stock to CB Snowbird Holdings, L.P., an affiliate of Centerbridge Capital Partners L.P. The issuance of such shares was exempt from registration under the Securities Act because the offer and sale of such securities did not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, was made without any form of general solicitation to a sophisticated party, and was made with full access to any information requested by the purchaser regarding our company and the purchased securities.

From February 26, 2021 through August 31, 2021, we granted to our employees, directors, consultants, and other service providers an aggregate of 6,487,800 shares of restricted common stock pursuant to our Existing Equity Plan. We claimed exemption from registration under the Securities Act for such grants under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(A) Exhibits. See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule and/or (iii) included in the financial statements and accompanying notes thereto included in the prospectus filed as part of this Registration Statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Articles of Incorporation of TypTap Insurance Group, Inc., to be in effect upon the completion of this offering.

3.2*	Bylaws of TypTap Insurance Group, Inc., to be in effect upon the completion of this offering.

4*	Preferred Stock Purchase Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., HCI Group, Inc., and CB Snowbird Holdings, L.P.

5*	Opinion of Foley & Lardner LLP.

10.1+*	TypTap Insurance Group, Inc. 2021 Equity Incentive Plan (the Existing Equity Plan).

10.2+*	Form of Restricted Stock Award Agreement under the TypTap Insurance Group, Inc. 2021 Equity Incentive Plan.

10.3+*	TypTap Insurance Group, Inc. 2021 Omnibus Incentive Plan (the 2021 Omnibus Plan).

10.4+*	Executive Employment Agreement, dated June 14, 2021, by and between TypTap Insurance Group, Inc. and Ankur Bhandari.

10.5+*	Form of Indemnification Agreement between TypTap Insurance Group, Inc. and its directors.

10.5*	Shareholders Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., HCI Group, Inc., CB Snowbird Holdings, L.P., and the other shareholders party thereto.

10.6*	Amendment, dated [•], to the Shareholders Agreement among TypTap Insurance Group, Inc., CB Snowbird Holdings, L.P., HCI Group Inc., and the other shareholders party thereto.

10.7*	Property Catastrophe First Excess of Loss Reinsurance Contract effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.8*	Reinstatement Premium Protection Reinsurance Contract (For First Excess Cat) effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.9*	7th Layer Non-Florida Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.10*	Flood Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.11*	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.12*	Non-Florida Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.13*	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.14*	Non-Florida Reinstatement Premium Protection Reinsurance Contract effective June 1, 2021, issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.15*	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2021, issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.16*	Top Layer Flood/Wind Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.17*	Property Catastrophe First Excess of Loss Reinsurance Contract effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.18*	Reinstatement Premium Protection Reinsurance Contract (For First Excess Cat) effective June 1, 2021 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.19*	Non-Florida Property Catastrophe $6MXS$4M Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.20*	Non-Florida Reinstatement Premium Protection Reinsurance Contract (For $6MXS$4m Excess Cat) effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.21*	Reimbursement Contract effective June 1, 2021 issued to TypTap Insurance Company by the State Board of Administration of the State of Florida.

10.22*	Multi-Year Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2021 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.23*	Cost Apportionment Contract, dated January 4, 2016, by and between HCI Group, Inc. and each of HCI Group, Inc.’s subsidiaries listed thereto.

10.24*	Agreement to Allocate United States Federal Income Tax Liability, dated February 13, 2020, by and among HCI Group, Inc. and each of HCI Group, Inc.’s other subsidiaries listed thereto.

10.25*	Interests and Liabilities Agreement of TypTap Insurance Company, dated June 16, 2021, with respect to the Property Quota Share Reinsurance Contract, dated June 1, 2021, issued to United Property & Casualty Insurance Company.

10.26*	Registration Rights Agreement, dated [•], 2021, by and between TypTap Insurance Group, Inc. and CB Snowbird Holdings, L.P.

10.27*	Stock Restriction Agreement, dated [•], 2021, by and between HCI Group, Inc. and CB Snowbird Holdings, L.P.

10.28*	Claims Services Agreement, dated March 1, 2021, by and between Griston Claim Management, Inc. and TypTap Management Company.

10.29*	Software License and Services Agreement, dated March 1, 2021, by and between Homeowners Choice Managers, Inc. and Exzeo USA, Inc.

21*	List of Subsidiaries of TypTap Insurance Group, Inc.

23.1*	Consent of Dixon Hughes Goodman LLP.

23.2*	Consent of Foley & Lardner LLP (included in Exhibit 5).

24*	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, on this      day of                , 2021.

TypTap Insurance Group, Inc.

By:
Name: Paresh Patel
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints each of Paresh Patel and Kevin Mitchell, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	, 2021
Paresh Patel

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Ankur Bhandari

	Executive Vice President and Director	, 2021
Kevin Mitchell

	Director	, 2021
Eric Hoffman

	Director	, 2021
Irene Hurst

	Director	, 2021
Robert Lopes

	Director	, 2021
James Macchiarola

	Director	, 2021
Steve Shafran

	Director	, 2021
Loreen Spencer